Exhibit D

TABLE OF CONTENTS

INTRODUCTION	1

SUMMARY	2

UNITED MEXICAN STATES	5

Area, Population and Society	5
Form of Government	6
Foreign Affairs	10
Political Reform	10
Internal Security	11

THE ECONOMY	12

National Development Plan	12
The Role of the Government in the Economy; Privatization	12
Legal and Political Reforms	20
Gross Domestic Product	27
Prices and Wages	30
Interest Rates	31
Employment and Labor	32

PRINCIPAL SECTORS OF THE ECONOMY	38

Manufacturing	38
Petroleum and Petrochemicals	42
Tourism	65
Agriculture	66
Transportation and Communications	70
Construction	72
Mining	72
Electric Power	73

FINANCIAL SYSTEM	75

Central Bank and Monetary Policy	75
Banking System	78
Banking Supervision and Support	79
Credit Allocation by Sector	85
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	85
The Securities Markets	86

EXTERNAL SECTOR OF THE ECONOMY	89

Foreign Trade	89
Geographic Distribution of Trade	92
In-bond Industry	94
Balance of International Payments	95
Direct Foreign Investment in Mexico	102
Subscriptions to International Institutions	103
Exchange Controls and Foreign Exchange Rates	104

PUBLIC FINANCE	106

General	106
Fiscal Policy	108
2015 Budget	109
Revenues and Expenditures	112
Government Agencies and Enterprises	123

i

PUBLIC DEBT	124

General	124
Internal Public Debt	124
External Public Debt	126
Recent Securities Offerings	130
External Debt Restructuring and Debt Service Reduction Transactions	133
Debt Record	135
Tables and Supplementary Information	136

ii

INTRODUCTION

References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Note that due to fluctuations in the peso/dollar exchange rate, the exchange rate on any subsequent date could be materially different from the rate provided in this document.

Banco de México calculates the announced peso/dollar exchange rate daily, on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on October 26, 2015 (which took effect on the second business day thereafter) was Ps. 16.5284 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.”

Under the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), payments which are required to be made in Mexico in a foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the prevailing peso exchange rate at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) is aligned with the calendar year. Thus, the Government’s fiscal year ends on December 31 of each year. The fiscal year ended December 31, 2014 is referred to as “2014” and all other years are referred to in a similar manner.

The information included herein reflects the most recent information available at the time of filing.

SUMMARY

The following is a summary of Mexico’s economic information for the period 2010-2014 and the first six months of 2015. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document. Note that certain figures, most prominently those calculated by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI), including figures relating to Mexico’s Gross Domestic Product (GDP), were formerly calculated by INEGI in constant 2003 pesos from 2008 to 2012 and were updated in this document to reflect constant 2008 pesos in 2013, thereby also modifying figures of prior years.

United Mexican States

	2010(1)		2011(1)		2012(1)		2013(1)		2014(1)		Second quarter 2014(1)		Second quarter 2015(1)
	(in millions of dollars or pesos, except percentages)
The Economy
GDP:
Nominal	Ps.	13,997,278	Ps.	15,602,560	Ps.	16,204,297	Ps.	16,771,159	Ps.	17,911,968	Ps.	16,962,805 (2)		Ps.17,919,331 (2)
Real(3)	Ps.	12,277,659	Ps.	12,774,243	Ps.	13,287,534	Ps.	13,471,777	Ps.	13,760,185	Ps.	13,498,623 (2)		Ps.13,817,711 (2)
Real GDP growth(3)		5.1%		4.0%		4.0%		1.4%		2.1%		1.7%		2.4%
Increase in national consumer price index		4.4%		3.8%		3.6%		4.0%		4.1%		3.8%		2.9%
Merchandise export growth(4)		29.9%		17.1%		6.1%		2.5%		4.6%		4.2%		(2.1)%
Non-oil merchandise export growth(4)		29.1%		14.1%		8.5%		4.0%		7.3%		5.9%		3.6%
Oil export growth		35.2%		35.4%		(6.2)%		(6.5)%		(13.2)%		(6.7)%		(44.2)%
Oil exports as % of merchandise exports(4)		14.0%		16.2%		14.3%		13.0%		10.8%		11.9%		6.8%
Balance of payments:
Current account		$(3,230)		$(11,836)		$(16,364)		$(30,469)		$(26,032)		$(17,344)		$(16,567)
Trade balance		$(3,009)		$(1,409)		$18		$(1,195)		$(2,849)		$(299)		$(4,052)
Capital account		$45,598		$50,985		$55,043		$65,707		$56,525		$36,535		$23,364
Change in international reserves(5)		$22,759		$28,879		$21,040		$13,006		$16,717		$13,812		$2,176
International reserves (end of period)(6)		$113,597		$142,476		$163,515		$176,522		$193,239		$190,334		$192,510
Net international assets(7)		$120,621		$149,242		$167,082		$180,232		$195,714		$192,572		$194,338
Ps./$ representative market exchange rate (end of period)(8)	Ps.	12.3496	Ps.	13.9476	Ps.	12.9658	Ps.	13.0843	Ps.	14.7180	Ps.	12.9712	Ps.	15.2745
28-day Cetes (Treasury bill) rate (% per annum)(9)		4.4%		4.2%		4.2%		3.8%		3.0%		3.1%		2.9%
Unemployment rate (end of period)		4.9%		4.5%		4.5%		4.3%		4.4%		4.8%		4.4%

	2010(3)		2011(3)		2012(3)		2013(3)		2014(1)(3)		Second quarter 2014(1)(3)		Second quarter 2015(1)(3)		2015 Budget (10)(3)
	(in billions of constant pesos, except percentages)
Public Finance(11)
Public sector revenues	Ps.	2,960	Ps.	3,271	Ps.	3,515	Ps.	3,800	Ps.	3,983	Ps.	1,912	Ps.	2,048	Ps.	4,022
As % of GDP		23.2%		24.6%		25.5%		27.3%		27.8%		14.0%		14.7%		22.3%
Public sector expenditures	Ps.	3,334	Ps.	3,631	Ps.	3,920	Ps.	4,178	Ps.	4,528	Ps.	2,168	Ps.	2,399	Ps.	4,664
As % of GDP		26.1%		27.3%		28.4%		30.0%		31.6%		15.9%		17.2%		25.8%
Public sector balance as % of GDP(12)		(2.8)%		(2.4)%		(2.6)%		(2.3)%		(3.2)%		(1.4)%		(2.0)%		(3.5)%

	December 31,										Second quarter 2014(1)		Second quarter 2015(1)
	2010		2011		2012		2013(1)		2014(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal Government debt(14)	Ps.	2,808.9	Ps.	3,112.1	Ps.	3,501.1	Ps.	3,893.9	Ps.	4,324.1	Ps.	4,089.5	Ps.	4,554.5
Gross external public debt(15)		$110.4		$116.4		$125.7		$134.4		$147.7		$147.7		$162.4
Long-term		$108.1		$113.7		$122.6		$130.9		$142.9		$143.8		$157.0
Short-term		$2.3		$2.8		$3.1		$3.5		$4.8		$3.8		$5.4
Public debt as % of nominal GDP:
Net internal Government debt(14)		20.1%		19.9%		21.6%		24.2%		25.2%		24.6%		25.9%
Gross external public debt(15)		9.7%		10.4%		10.1%		10.7%		11.5%		11.6%		13.9%
Total public debt as % of nominal GDP(16)		30.1%		31.1%		33.1%		33.7%		36.2%		36.0%		39.8%
Interest on external public debt as % of merchandise exports(4)		1.7%		1.6%		1.6%		1.6%		1.6%		1.7%		1.9%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures. Note that, in particular, unemployment figures from 2010 to 2015 and GDP figures from 2012 to 2015 remain subject to periodic revision. Further, nominal GDP figures for 2014 reflect the latest INEGI release of such figures on June 30, 2015.
(2)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four, is included for comparison purposes only, and is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2008.
(4)	Merchandise export figures include the maquiladora (or the in-bond industry) and exclude tourism.
(5)	Due to the impact of errors and omissions, as well as the purchase, sale and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	“International reserves” are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)	“Net international assets” are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	The figures provided for Mexico’s budget for 2015 represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2015 (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015), and do not reflect actual results for 2015 or updated estimates of Mexico’s 2015 economic results. Percentages of GDP were calculated with a GDP projection made in 2014, using the method of calculation in effect since April 2008.
(11)	Includes the Government’s aggregate revenues and expenditures, as well as the aggregate revenues and expenditures of budget-controlled and administratively-controlled agencies (each as defined in “Public Finance–General”). This does not include off-budget revenues or expenditures.
(12)	The definition of “public sector balance” is discussed in “Public Finance—General—Methods for Reporting Fiscal Balance.” See this section for further information regarding the calculation of the public sector balance.
(13)	Includes the Government’s direct debt, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.
(15)	External debt is presented herein on a “gross” basis and includes the public sector’s external obligations at its full outstanding face or principal amounts at the end of the period indicated. For informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds, as well as Mexican public sector external debt that is held by public sector entities but that has not been canceled. “External public sector debt” does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding at June 30, 2015); (b) external borrowings by the public sector after June 30, 2015; and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.
(16)	“Total public debt” refers to net internal Government debt plus gross external public sector debt. See “Public Debt—External Public Debt” for total public debt calculated using net internal public sector debt plus gross external public sector debt.

Source: Ministry of Finance and Public Credit.

MAP OF MEXICO

UNITED MEXICAN STATES
State Division
United States of America
115°
105°
95°
N
W
E
S
30°
20°
23° 27'
Baja California
Guadalupe Island
Cedros Island
Ángel de la Guarda Island
Tiburón Island
Sonora
Chihuahua
Coahuila de Zaragoza
Nuevo León
Tamaulipas
Baja California Sur
Sinaloa
Durango
Gulf of California
Pacific Ocean
Zacatecas
San Luis Potosí
Tropic of Cancer
Alacrán Reef
Gulf of Mexico
Nayarit
Isles Marias
Aguascalientes
Guanajuato
Querétaro
Hidalgo
Jalisco
Michoacán de Ocampo
Colima
Revillagigedo Islands
Tlaxcala
Morelos
Puebla
Veracruz de Ignacio de la Llave
Guerrero
Oaxaca
Tabasco
Campeche
Yucatán
Quintana Roo
Cozumel Island
Caribbean Sea
Belize
Chiapas
Guatemala
Scale
0
125
250
375
Kilometers

UNITED MEXICAN STATES

Area, Population and Society

i.	Area

Mexico, a nation consisting of 31 states and the Distrito Federal (Federal District), comprising Mexico City, is the fifth largest nation in the Americas and the fourteenth largest nation in the world, occupying a territory of 758,446 square miles (1,964,375 square kilometers). To the north, Mexico shares a border of 1,933 miles (3,112 km) with the United States of America (the United States, or the U.S.). To the south, Mexico shares a border of 541 miles (871 km) with Guatemala and a border of 155 miles (250 km) with Belize. Its coastline extends over 5,797 miles (9,330 km) along the Gulf of Mexico and the Pacific Ocean.

ii.	Population

Mexico is the third most populous nation in the Americas, with a population of 112.34 million, as reported by INEGI in its housing and population census, most recently conducted in 2010.

Based on this census, a projected 77.8% of Mexico’s population lives in urban areas and 22.2% lives in rural areas.

In addition, based on this census, Mexico’s three largest cities are:

•	Mexico City, with an estimated population of 20.1 million;

•	Guadalajara, with an estimated population of 4.4 million; and

•	Monterrey, with an estimated population of 4.1 million.

The annual rate of population growth averaged 3.3% in the 1960s and 1970s. Beginning in the 1980s, the Government’s family planning and birth control efforts, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate. According to the Consejo Nacional de Población (National Population Council), the estimated population growth rate for 2015 is 1.1%.

iii.	Society

Mexico is generally classified as an upper middle-income developing country.

The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the World Bank) for Mexico and other countries in the Americas.

	Selected Comparative Statistics
	Mexico	Brazil	Chile	Colombia	Peru	United States

Per capita GDP (2014)(1)	$10,230	$11,385	$14,528	$7,904	$6,551	$54,629
Life expectancy at birth (2013)	77	74	80	74	75	79
Youth illiteracy rate (2013)(2)
Male	1.5%	1.7%	0.8%	2.2%	1.3%	n.a.
Female	1.4%	0.8%	0.4%	1.3%	1.3%	n.a.
Infant mortality rate (2015)(3)	11	15	7	14	13	6

n.a. = Not available.

(1)	Figures are in U.S. dollars adjusted for purchasing power parity.
(2)	Ages 15-24. The figures for Colombia and Chile are for 2011, while those for Peru are for 2012.
(3)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2015.

Form of Government

Mexico’s current form of government was established by the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), which took effect on May 1, 1917. The Constitution provides that Mexico’s government is to be established as a federal republic, consisting of both the Government and state governments.

The Government

The Constitution provides for the separation of powers by dividing the Government into three distinct branches: (1) the executive branch; (2) the judicial branch; and (3) the legislative branch. Each of these branches is described below.

i.	The Executive Branch

The President of Mexico, or the President, is the chief of the executive branch. The President is elected by the popular vote of Mexican citizens who are 18 years of age or older. The Constitution limits the President to one six-year term; the President is not allowed to run for reelection.

From 1929 to 1994, the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) won every presidential election, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of the Congreso de la Unión (Congress). From 1929 until 1989, the PRI also won every state gubernatorial election. In July 2000, the candidate from the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or PAN), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In 2006, Mr. Felipe de Jesús Calderón Hinojosa, a member of the PAN, was elected President. His term began on December 1, 2006 and ended on November 30, 2012.

In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012, and declared Mr. Enrique Peña Nieto, a member of the PRI, President-elect. Mr. Peña Nieto took office on December 1, 2012, replacing Mr. Felipe Calderón Hinojosa, a member of the PAN. President Peña Nieto’s term will expire on November 30, 2018.

The executive branch further consists of 16 ministries, the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the Presidency) and the Procuraduría General de la República (Office of the Federal Attorney General), which will be known as the Fiscalía General de la República (National Prosecutor’s Office) beginning in 2018. The President appoints the principal officials of every ministry. On February 3, 2015, the President announced the appointment of one cabinet member to the Secretaría de la Función Pública (General Comptroller’s Office of the Government, or the SFP). On August 27, 2015, the President announced the appointment of ten cabinet members, one in each of the Secretaría de Desarrollo Social (Ministry of Social Development), the Secretaría de Desarrollo, Agrario, Territorial y Urbano (Ministry of Agrarian Development and Urban Planning), the Secretaría de Agricultura (Ministry of Agriculture), the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT), the Comisión de Seguridad (Security Commission), the Secretaría de Educación Pública (Ministry of Public Education), the Secretaría de Turismo (Ministry of Tourism), the Oficina de la Presidencia de la República (Office of the Presidency of the Republic), the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Services for State Workers). The Cabinet Members for the following ministries remained the same: Secretaría de Gobernación (Ministry of Interior), Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit), Secretaría de la Defensa Nacional (Ministry of National Defense), Secretaría de Marina (Ministry of the Navy), Secretaría de Economía (Ministry of Economy), Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation), Secretaría del Trabajo y Previsión Social (Ministry of Labor and Social Welfare), Secretaría de Energía (Ministry of Energy), and Secretaría de Salud (Ministry of Health).

The President also appoints the Procurador General (Attorney General), subject to ratification by the Senado de la República (Senate). Similarly, the President’s appointment of the empleados superiores (senior employees) of the Ministry of Finance and Public Credit is also subject to ratification by the Senate. On December 1, 2012, President Peña Nieto appointed Mr. Luis Videgaray Caso as Secretary of Finance and Public Credit.

ii.	The Judicial Branch

Mexico’s judicial branch, or the Federal Judiciary, consists of the Suprema Corte de Justicia (Supreme Court), the Tribunales Colegiados de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Consejo de la Judicatura Federal (Council of the Federal Judiciary).

The Supreme Court is composed of 11 justices who serve 15-year staggered terms (except for those justices appointed immediately after the Constitutional amendments that took effect on December 31, 1994, who were appointed for varying terms of up to 20 years). The justices of the Supreme Court are elected by a two-thirds vote of the Senate from a pool of three candidates nominated by the President. The position of Chief Justice of the Supreme Court is rotated among the justices, with each Chief Justice serving one four-year term.

The Council of the Federal Judiciary, which is composed of seven members, one of whom is the Chief Justice of the Supreme Court, administers the Federal Judiciary and appoints magistrados (Circuit Court judges and District Court judges).

iii.	The Legislative Branch

Legislative authority is vested in Congress, which is composed of the Senate and the Cámara de Diputados (Chamber of Deputies). Members of Congress are elected either directly or through a system of proportional representation by the popular vote of Mexican citizens who are 18 years of age or older. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly, while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts, while the other 200 are elected through a system of proportional representation.

Under this proportional representation system, seats are allocated to political party representatives based on the proportion of the votes cast for those parties that receive at least 3.0% of the national vote, among other requirements.

The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.

Congressional elections for all 500 seats in the Chamber of Deputies were last held on June 7, 2015. The following table provides the current distribution of congressional seats reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

Institutional Revolutionary Party	54	42.2%	203	40.8%
National Action Party	38	29.7	108	21.7
Democratic Revolution Party	21	16.4	60	12.0
Ecological Green Party of Mexico	7	5.5	46	9.2
Social Encounter Party	0	0	8	1.6
Labor Party	6	4.7	0	0
Citizen Movement Party	0	0.0	25	5.0
New Alliance Party	0	0.0	11	2.2
Unaffiliated National Regeneration Movement (New)	2 0	1.6 0	2 35	0.4 7.0

Total	128	100.0%	498	99.6%

Note: Numbers may not total due to rounding. According to official sources, there are two vacant seats in the chamber of Deputies.

Source: Senate and Chamber of Deputies.

The elections for deputies in the federal electoral district #1 of Jesús María, Aguascalientes were nullified by the Federal Electoral Court. On September 28, 2015, the Chamber of Deputies called for new elections in this district that will take place on December 6, 2015.

On February 10, 2014, a political and electoral reform to the Constitution was published in the Official Gazette of the Federation. This political and electoral reform includes, among others, the following features:

•	The President shall be entitled to create government programs and common agendas with any of the parties represented in Congress;

•	The President’s term will now commence on October 1 instead of December 1;

•	The Consejo Nacional de Evaluación de la Política Social (National Council for the Evaluation of Social Development Policy, or CONEVAL) will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. CONEVAL will be responsible for measuring poverty levels and evaluating the programs, goals, objectives and actions relating to social development policy in Mexico;

•	The Office of the Federal Attorney General will become the Fiscalía General de la República (National Prosecutor’s Office) and will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency;

•	The creation of the Instituto Nacional Electoral (National Electoral Institute), which will perform the functions of the former Instituto Federal Electoral (Federal Electoral Institute) and which has been established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. The National Electoral Institute is responsible for organizing federal and local elections and determining the means of election and organization of self-governed electoral federal bodies;

•	Federal deputies will be eligible for immediate reelection for up to four term periods. Similarly, members of the Senate will be eligible for immediate reelection for two additional term periods;

•	Local congresses will be allowed to establish consecutive reelection terms for mayoral, alderman or trustee posts for an additional term period, provided that such term period is no longer than three years; and

•	The total federal electoral votes needed for national parties to maintain its registration status in federal elections will be increased to 3%.

On May 23, 2014, a decree that supplements this political and electoral reform was published in the Official Gazette of the Federation. This decree enacts certain new laws, including the Ley General de Instituciones y Procedimientos Electorales (General Law of Electoral Institutions and Procedures), the General Law of Political Parties and the Ley General en Materia de Delitos Electorales (General Law on Electoral Offenses). This decree also amends certain provisions of existing laws, including the Ley General del Sistema de Medios de Impugnación en Materia Electoral (General Law on the System of Challenging Electoral Matters), the Ley Orgánica del Poder Judicial de la Federación (Organic Law of the Judicial Branch of the Federation) and the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of the Administrative Responsibilities of the Public Service Providers). This decree includes, among others, the following features:

•	The President is allowed to establish a coalition at any time during his term with one or more Congressionally-represented political parties to form a relative majority that can ratify, among others, certain government programs, legislative agendas in support of these government programs and a coalition cabinet to oversee these government programs. This coalition is governed by an agreement subject to Senate approval, and the coalition cabinet, with certain exceptions, must also be ratified by the Senate;

•	Reelection periods for certain Government actors were modified. At the federal level, senators and deputies may be reelected for up to a maximum of 12 years in office. States were also directed to amend their state constitutions to allow for the possibility of consecutive state deputy reelections;

•	The National Electoral Institute oversees the process by which Mexican citizens who live abroad can apply for voting credentials. With respect to local elections, the National Electoral Institute is given the power to, among others, train and select election board officials, determine the location of polling stations and designate electoral districts;

•	The Organismos Públicos Locales Electorales (Local Electoral Public Organisms, or OPLE) are responsible for organizing local elections and shall take the lead in fostering civic education, making all necessary local election day preparations and declaring the validity of local elections;

•	The newly created Comisión de Vinculación (Entailment Commission) will act as the intermediary in coordinating National Electoral Institute and OPLE responsibilities. The newly created Oficialía Electoral (Electoral Office) will serve a support function for political candidates and political parties at their request; and

•	The creation of a system that will oversee transparency concerns with respect to federal and local elections. Political parties are not allowed to withhold information regarding the allocation and expenditures of, among others, campaign funds and individual contributions. Moreover, political parties remain subject to federal income taxes for the salaries of their officers, employees and professionals, but they are exempt from taxes and duties relating to fundraising events.

State Government

Each of Mexico’s 31 states is headed by a state governor. Mexico’s Federal District, Mexico City, is headed by an elected mayor.

State elections were most recently held on June 7, 2015. These elections were for the Baja California Sur, Campeche, Colima, Guerrero, Michoacán, Nuevo León, Querétaro, San Luis Potosí and Sonora governorships. As a result of these elections, Mexico’s state governorships are currently composed as follows:

•	the Democratic Revolutionary Party (PRD) hold four state governorships and the mayoralty of Mexico’s Federal District, Mexico City;

•	the National Action Party (PAN) holds six state governorships;

•	the Citizen Movement Party holds one state governorship;

•	the Ecological Green Party of México holds one state governorship;

•	an unaffiliated candidate holds one state governorship; and

•	the Institutional Revolutionary Party (PRI) holds the remaining 18 of the 31 state governorships.

On October 22, 2015, the Federal Electoral Court nullified the gubernatorial elections in Colima, in which a candidate for PRI had been declared the winner. The incumbent governor, who is also member of the PRI, will remain in his position until a new governor is elected. A second round of elections has not yet been scheduled.

Foreign Affairs

Mexico has diplomatic ties with 190 countries and two entities. Its participation in various international organizations and trade agreements is summarized below.

Status	Entity

Charter Member	United Nations

Signatory (along with Canada and the U.S.)	North American Free Trade Agreement (NAFTA)

Founding Member	European Bank for Reconstruction and Development (EBRD) (1991) Inter-American Development Bank (IADB) International Finance Corporation IMF Organization of American States World Bank

Non-Borrowing Regional Member	Caribbean Development Bank

Member

General Agreement on Tariffs and Trade (GATT) (1986) / World Trade Organization (WTO) (1995)

Pacific Basin Economic Co-operation Conference (1991)

Organization for Economic Cooperation and Development (OECD) (1994)

As of 2000, Mexico is also a participant in a free trade agreement with the European Union. Mexico also served as a rotating member of the United Nations Security Council from January 1, 2002 to December 31, 2003 and presided over the Security Council in April 2003. Since 2011, Mexico has also been a member of the Alianza del Pacífico (Alliance of the Pacific), a regional inclusion initiative formed by Chile, Colombia, Peru and Mexico.

Political Reform

Domestically, the Government has from time to time renewed its efforts to resolve its differences with insurgents in the Chiapas region and the indigenous population by facilitating their participation in the political process. The Government’s efforts in this area are summarized below.

September 11, 1995	The Government and insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules and agreed to the creation of a working committee regarding the rights of indigenous peoples.

February 16, 1996	The Government and insurgents signed an agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population.

August 14, 2001	Amendments to certain articles of the Constitution related to indigenous cultures became effective. These amendments recognize the rights of indigenous villages and communities in Mexico and grant indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization.

May 21, 2003	The Government created the Comisión Nacional para el Desarrollo de los Pueblos Indígenas (National Commission for the Development of Indigenous Peoples) with the objective of promoting the autonomy of indigenous communities, subject to Constitutional limitations.

July 5, 2003	The Ley de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (National Commission for the Development of Indigenous Peoples Law) became effective. This law empowers the National Commission for the Development of Indigenous Peoples to direct, coordinate, promote, support, encourage and monitor the evaluation of programs, projects, strategies and activities aimed at the sustainable development of indigenous peoples and communities in accordance with Article 2 of the Constitution.

June 23, 2011	Certain amendments to the National Commission for the Development of Indigenous Peoples Law became effective. These amendments create an advisory council which will analyze, opine and make proposals on policies, programs and activities aimed at the development of indigenous peoples.

April 10, 2012	An amendment to the National Commission for the Development of Indigenous Peoples Law became effective. This law revoked the commission’s monitoring body, which was formerly composed of certain officials of the General Comptroller’s Office of the Government.

Internal Security

During recent years, the Government has gradually heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking in narcotics. Specifically, the Government has implemented various security measures and has strengthened its military and police forces. No government studies have been completed regarding the effect on the Mexican economy of narcotics trafficking and drug-related violence, including their effect on Mexican electoral politics or Mexican public finances. Nonetheless, the Government does not believe that narcotics trafficking and drug-related violence have had a material effect on the Mexican economy or on foreign investment flows to Mexico.

In 2014, INEGI published the Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2014 (National Poll on Victimization and Perception of Public Security 2014). According to this poll, excluding federal crimes such as narcotics trafficking and organized crime, which are not subject to victimization polling, local crimes and related security measures cost Mexican households approximately Ps. 213.1 billion in 2013, or 1.27% of GDP, as compared to Ps. 215.2 billion in 2012, or 1.34% of GDP. This cost is the equivalent of Ps. 5,560 per person affected by local crimes.

THE ECONOMY

National Development Plan

The Plan Nacional de Desarrollo 2013-2018 (National Development Plan), published in the Diario Oficial de la Federación (Official Gazette of the Federation) on May 20, 2013, establishes the basic goals and objectives of President Peña Nieto during his six-year term. These objectives are to:

1.	achieve peace in Mexico, thereby promoting a firm base for democracy, governance and security;

2.	make Mexico more inclusive for its citizens and better protect their social rights;

3.	improve the quality of, and increase access to, Mexico’s education system;

4.	promote prosperity by stimulating sustainable economic growth, with a particular emphasis on improving equality of opportunities; and

5.	emphasize Mexico’s role as a responsible global actor by: (i) focusing on its external policy goals; (ii) promoting free international trade; and (iii) being a positive and proactive force in the international community.

In addition, the National Development Plan proposes the following three general strategies that will be incorporated in all Government policies:

Strategy	Rationale

Democratization of productivity	This strategy: (1) facilitates the growth and competitiveness of the Mexican economy; (2) carries out public policies that eliminate obstacles limiting the productivity of Mexican citizens and corporations; and (3) encourages participants in the Mexican economy to efficiently use resources.

Create an effective and modern Government	This strategy: (1) guarantees access to information and the protection of personal data; (2) expands the use and development of information and communication technologies in order to improve the effectiveness of Governmental actions; and (3) consolidates a Government that is productive and effective at attaining its objectives through the appropriate allocation of resources, promotion based on individual merit, promulgation of best practices and implementation of automated administrative systems.

Promote gender equality	This strategy incorporates the principle of gender equality in all Government policies and actions.

The Role of the Government in the Economy; Privatization

Overview

Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures have included: (1) Constitutional amendments and related legislation that have allowed the Government to privatize railways and satellite communications; (2) legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas; (3) the privatization of airports, seaports and highways; and (4) legislation relating to civil aviation that allows private companies to secure 30-year concesiones (concessions) to operate commercial air transportation services within Mexico. For information on the recent energy reform, see “—Legal and Political Reforms—Energy” and “Principal Sectors of the Economy—Petroleum and Petrochemicals.”

Since 1983, the Government has prioritized the sale of its stakes in all non-strategic private sector commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises. As of August 13, 2015, the number of Government-owned or controlled entities stood at 197, of which 6 were in the process of being privatized. These entities can be described as follows:

•	64 were empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government), which include the Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (Bank of National Savings and Financial Services), the Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services) and the Grupo Aeroportuario de la Ciudad de México, S.A. de C.V. (Airport Group of the City of Mexico);

•	99 were organismos decentralizados (decentralized instrumentalities), which include the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), the Instituto Mexicano del Petróleo (Mexican Petroleum Institute) and the Instituto Mexicano de la Propiedad Industrial (Mexican Institute of Industrial Property);

•	19 were fideicomisos públicos (public trusts), which include the Fondo de Empresas Expropiadas del Sector Azucarero (Fund of the Expropriated Companies of the Sugar Industry) and the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development);

•	2 were empresas productivas del estado (productive corporations of the state), which include Petróleos Mexicanos (Mexican Petroleum) and the Comisión Federal de Electricidad (National Commission of Electricity); and

•	7 were empresas productivas subsidiarias (subsidiary productive corporations), which include Pemex Exploración y Producción (Pemex Exploration and Production) and the Pemex Perforación y Servicios (Pemex Drilling and Services).

Privatization Financing Programs

In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reforms and improved coordination among the relevant agencies as compared to previous privatizations. In addition, Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.

On February 6, 2008, the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, or FINFRA) merged with the Fideicomiso de Apoyo para el Rescate de Autopistas Concesionadas (the Trust for the Rescue of Concessioned Highways, or FARAC) to create the Fondo Nacional de Infraestructura (the National Infrastructure Fund, or FONADIN). FONADIN serves as a financial platform for developing infrastructure projects with the participation of the public, private and social sectors. The infrastructure projects that receive funding from FONADIN are primarily directed at the following sectors: (1) roads; (2) seaports; (3) airports; (4) railways; (5) urban mass transit; (6) tourism; (7) water; and (8) the environment. FONADIN’s main goals are to:

•	support the Programa Nacional de Infraestructura (National Infrastructure Program);

•	maximize and facilitate the movement of private capital;

•	take risks that the market is not otherwise willing to take;

•	serve as a financial platform to promote the participation of public, private and social infrastructure development;

•	develop financially viable projects that have both high social benefits and modest economic profitability; and

•	achieve competitive long-term financing.

On April 29, 2014, the Decreto por el que se aprueba el Programa Nacional de Infraestructura 2014 – 2018 (National Infrastructure Program 2014-2018) became effective and was published in the Official Gazette of the Federation. Pursuant to this decree, the Government authorized infrastructure expenditures for various sectors of the Mexican economy. The Infrastructure Investment Fund will support the National Infrastructure Program with activities related to Mexico’s infrastructure investments in, among others, the following areas: (1) communications; (2) roads; and (3) energy and tourism. See “Principal Sectors of the Economy—Transportation and Communications” for further information regarding this program.

Telecommunications

In June 1995, Congress enacted legislation to liberalize the telecommunications industry in Mexico. Pursuant to this legislation, which took effect in August 1996 following the expiration of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (Telmex) for the provision of domestic and international telephone services in Mexico, the Government has granted three different types of concessions. First, the Ministry of Communications and Transportation granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks. The Government did not charge any licensing fees in granting these concessions. Second, the Government auctioned off 20-year concessions (which may be extended for an additional 20 years) allowing its holder to use portions of the radio spectrum to operate cellular telephone networks. Finally, the Government auctioned off 20-year concessions (which also may be extended for an additional 20 years) allowing its holder to operate satellite telecommunications systems. These concessions may only be granted to Mexican individuals and companies. However, foreigners generally were allowed to own up to 49% of the capital stock of these concession-holding companies. In the case of concessions to operate cellular telephone systems, foreigners were allowed to increase their ownership beyond 49% with the approval of the Comisión Nacional de Inversiones Extranjeras (National Foreign Investment Commission). These concession-holders are free to establish the rates for the services they provide. Similarly, on August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission, or COFETEL). This commission was responsible for the regulation and supervision of telecommunications services in Mexico.

On June 12, 2013, a Constitutional reform of the telecommunications and broadcast industries became effective. This reform was intended to: (1) provide Mexicans with access to better and cheaper telecommunications services; and (2) increase competition and investment in these industries. The main aspects of this reform are as follows:

•	the designation of the Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute), which was created under this reform and substituted COFETEL as the telecommunications regulator, and the Comisión Federal de Competencia Económica (Antitrust Commission) as Constitutionally autonomous regulators;

•	the increase in permitted foreign ownership of broadcasting, telecommunications and satellite communications companies;

•	the creation of two national television networks;

•	the development and operation of a nationwide telecommunications network; and

•	the removal of barriers to effective enforcement in these industries, by, among other things, establishing specialized courts staffed with judges who have the requisite experience in competition law and in the telecommunications and broadcast industries to adjudicate disputes.

The Federal Telecommunications Institute and the Antitrust Commission are focused on the efficient development of broadcasting and telecommunications, as established in the Constitution. The Federal Telecommunications Institute has decision-making authority with respect to economic competition and the ability to act within the broadcasting and telecommunications sectors. Both bodies are authorized to issue regulations to effectively remove any barriers to free competition. The Antitrust Commission, in particular, is tasked with: (1) ensuring free economic competition; and (2) preventing, investigating and regulating monopolies, monopolistic practices, market concentrations and any other free market limitations. The governing bodies of both the Federal Telecommunications Institute and the Antitrust Commission are comprised of seven commissioners. This includes the Commissioner Chairman, who is appointed on a staggered basis as proposed by the executive branch and as ratified by the Senate.

Up to 100% foreign investment is allowed within the telecommunications and satellite communication sector. Foreign direct investment in broadcasting, on the other hand, is capped at 49%, subject to any reciprocity agreement between Mexico and the investor’s or operator’s country of origin.

On July 14, 2014, a decree enacting the Ley Federal de Telecomunicaciones y Radiodifusión (Federal Telecommunications and Broadcasting Act) and the Ley del Sistema Público de Radiodifusión en el Estado Mexico (Public Broadcasting System in the Mexican State Act), which supplement certain provisions regarding the telecommunications sector, was published in the Official Gazette of the Federation. Certain key features of these laws, among others, are discussed below:

•	Federal Telecommunications and Broadcasting Act: The Federal Telecommunications and Broadcasting Act provides concrete measures that eliminate or alleviate certain cell phone carrier charges, including long distance charges (roaming), and that increase access to telecommunications and broadcasting generally. Pursuant to the law, the Ministry of Communications and Transportation is required to annually publish an analysis of its social coverage program and connectivity levels in public places. It is also required to comply with certain objectives promoting universal coverage and public infrastructure development.

•	Public Broadcasting System in the Mexican State Act: The Public Broadcasting System in the Mexican State Act establishes the Sistema Público de Rafiodifusión del Estado Mexicano (Public Broadcasting System of the Mexican State), a decentralized public entity, to ensure steady access to broadcasting services in each Mexican state. This entity replaces the former Organismo Promotor de Medios Audiovisuales (Broadcasting Agency Promoter), also known as OPMA.

From 2013 through 2015, the Government did not grant any active concessions in the telecommunications sector.

Natural Gas Industry

A decree amending Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation on December 20, 2013 and took effect on December 21, 2013. These amendments are directed at both the hydrocarbons and the electric power sectors, thereby also affecting the natural gas industry. On August 11, 2014, a decree enacting the secondary legislation approved by Congress relating to the recent amendments to Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation. Pursuant to this secondary legislation, the former Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law) and the Reglamento de Gas Natural (Natural Gas Regulation Law) were abrogated and were superseded by the Ley de Hidrocarburos (Hydrocarbons Law). For further information on this energy reform, see “—Legal and Political Reforms—Energy” and “Principal Sectors of the Economy—Petroleum and Petrochemicals.”

On August 28, 2014, the decree enacting the Centro Nacional de Control de Gas Natural (National Center for Natural Gas Control) was published in the Official Gazette of the Federation. Pursuant to this decree, the National Center for Natural Gas Control is now responsible for managing, coordinating and efficiently overseeing the network of pipelines and storage of natural gas in Mexico.

From January 2013 through September 2015, the Government granted the following active permits:

•	30 permits for the transport of natural gas; nine of which were granted in 2013, 19 of which were granted in 2014 and two of which were granted in 2015; and

•	Four permits for the distribution of natural gas, one of which was granted in 2013, two of which were granted in 2014, and one of which was granted in 2015.

Railways

In 1995, Congress enacted the Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railway Services), pursuant to which up to 50-year concessions may be granted (which may be extended for up to an additional 50 years) through a public bid process, to own and operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold these concessions, foreigners are permitted to own up to 49% of the capital stock of these companies. Foreigners may also increase their ownership of these companies beyond this 49% limit with the approval of the National Foreign Investment Commission.

Pursuant to the Law Regulating Railway Services, the Government also divided the railway system into three regional lines, with one terminal in the Valle de México (Valley of Mexico) and several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of these three regional lines. The Government retained a 25% ownership interest in the Valley of Mexico terminal.

As of December 31, 2014, the Government had granted a total of 14 concessions to own and operate sections of Mexico’s railway system. In February 2015, one additional concession was granted.

Private and public investment in railway infrastructure is estimated to reach Ps. 29.7 billion in 2015, 11.4% of which consists of private investment and 88.6% of which consists of public investment. As of August 30, 2015, approximately Ps. 12.4 billion of these funds had already been invested.

On January 26, 2015, an amendment to the Law Regulating Railway Services was published in the Official Gazette of the Federation. According to this amendment, the executive power will create the Agencia Reguladora del Transporte Ferroviario (Railway Service Regulatory Agency) as well as the Fondo Nacional de Seguridad para Cruces Viales Ferroviarios (National Fund for the Security in Railway Crossings). Both the Railway Service Regulatory Agency and the National Fund for the Security in Railway Crossings are intended to develop and improve the signal and warning systems for automotive and pedestrian traffic in order to ensure safety under applicable regulations.

Aviation

The Ley de Aviación Civil (Civil Aviation Law) provides that the Government may award 30-year concessions (which may be extended for up to an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. These concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.

In addition, the Ley de Aeropuertos (Airports Law) allows foreigners to own up to 49% of Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission. A concession granted by the Ministry of Communications and Transportation is required in order to operate, maintain and develop an airport. Beginning in 1998 and by virtue of these concessions, the Government began to privatize the operation of most of the commercial airports in the country.

On January 26, 2015, an amendment to the Civil Aviation Law was published in the Official Gazette of the Federation. Pursuant to this amendment, foreign holders of private commercial concessions will no longer be able to perform cabotage on Mexican territory. Nevertheless, this regulation does not apply to those who operate private, non-commercial air transportation services. The amendment also provides that the Ministry of Communications and Transportation will establish a governmental safety program intended to achieve optimal performance in the civil aviation industry. Additionally, it requires that all air transportation services be certified by the Ministry of Communications and Transportation or receive the equivalent certification from foreign training centers and aeronautical workshops. Such certification will be validated by the Ministry of Communications and Transportation, as long as the issuing country meets the standards and methods recommended by the International Civil Aviation Organization and/or the Federal Aviation Administration.

There are 43 airports in Mexico, each operated, maintained and developed by different entities as described below:

•	one private sector company holds concessions for 13 airports in Mexico’s Central and Northern regions;

•	another private sector company holds concessions for 12 airports in the Pacific region of Mexico;

•	a third private sector company holds concessions for nine airports in the Southeast region of Mexico;

•	Grupo Aeroportuario de la Ciudad de México, S.A. de C.V., a Government-owned corporation, operates the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport); and

•	the eight remaining airports are operated by smaller private sector companies.

Electricity

The Government continues to promote private sector participation in electricity production. A 1992 law began to allow private companies to generate electricity for their own use or for sale to the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE). The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity and to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term.

In November 2008, Mexico passed the Ley para el Aprovechamiento de Energias Renovables y el Financiamiento de la Transición Energética (Renewable Energy Development and Financing for Energy Transition Law) in order to both regulate and promote the development and use of clean and renewable energy technologies in Mexico. The law also established the Estrategia Nacional para la Transición Energética y el Aprovechamiento Sustentable de la Energía (National Strategy for Energy Transition and the Development of Sustainable Energy). As a result of efforts in this area, as of December 2014, electricity generation capacity by fossil fuels represented 74.1% of the country’s total electricity generation capacity, as compared to 76.0% as of December 31, 2008. Mexico plans to generate at least 35% of its electricity from non-fossil fuels by 2024.

In addition to the activities described above, the Government continues to promote private sector participation in the electric power sector. A decree amending Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation on December 20, 2013. These amendments are directed at both the hydrocarbons and the electric power sectors. In particular, pursuant to these amendments, CFE has been transformed from a decentralized public entity into a “productive state-owned company” wholly-owned by the Government, and has been granted technical, managerial and budgetary autonomy. Further, on August 11, 2014, a decree enacting the secondary legislation approved by Congress relating to the amendments to Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation. This secondary legislation modified twelve existing laws and created nine additional laws, certain of which relate to the electric power sector. Through this secondary legislation, Mexico will open bidding processes to Mexican and non-Mexican investors for participation in the exploration, production and transportation of oil and gas. On October 31, 2014, the Government published in the Official Gazette of the Federation the Reglamento de la Ley de la Industria Eléctrica (Rules for the Electric Industry Law), which detail the bidding process for participation in the electric power sector. For further information regarding this secondary legislation, see “—Legal and Political Reforms—Energy” and “Principal Sectors of the Economy—Electric Power.”

Insurance

As of June 30, 2015, there were 104 privately owned insurance companies licensed by the Comisión Nacional de Seguros y Fianzas (Insurance and Surety National Commission).

Banking

The Mexican banking system was nationalized in 1982. Thereafter, the Government was solely responsible for providing banking and credit services until the enactment of the Ley de Instituciones de Crédito (Law of Credit Institutions, or the Banking Law) in 1990. Following the enactment of this law, the Government began to privatize the banking industry. For further information regarding the privatization of the banking industry, see “Financial System—Banking System.”

Legal and Political Reforms

Amparo

On June 6, 2011 the Constitution was amended to reform the Constitutional right to appeal Mexican federal court actions (amparo) in order to improve the efficacy of amparo in protecting the human rights established in the Constitution. The principal reforms include the following:

•	The scope of amparo was expanded to provide a right to appeal not only violations of human rights contemplated by the Constitution, but also those listed in international treaties to which Mexico is a signatory.

•	The action of collective amparo was introduced whereby claims can be brought not only by individuals but also by groups of people.

•	Amparo rights were extended to persons not only with “judicial interests” but also with “legitimate interests” in a proceeding.

•	In addition to issuing judgments on the merits of an amparo proceeding, the Supreme Court was empowered to declare a law unconstitutional and have its application terminated by a vote of eight of the 11 members of the Court.

•	Parties who obtain favorable legal dispositions can now join amparo proceedings initiated by their counterparties in order to protect the original judgment granted.

•	The executive and legislative branches are empowered to request that the Federal Judiciary expeditiously resolve amparos, constitutional controversies and judgments of unconstitutionality when the urgency of such resolution is justified on social interest or public policy grounds.

•	Statutes of limitations for amparos were eliminated.

•	Sanctions were established for authorities that do not adhere to amparo judgments.

A new Amparo Law became effective on April 3, 2013, replacing the prior statute. This Amparo Law was designed to provide Constitutional relief to individuals and corporations against various types of governmental actions, including administrative and judicial actions. This new law enables individuals to file legal challenges against such actions and provides injunctive relief in certain instances. The new Amparo Law also: (1) broadens the scope of those persons that may seek protection under the law; (2) grants general effects to rulings issued under amparo claims in certain circumstances; and (3) restricts injunctive relief where the social harm outweighs the benefit to the plaintiff. Finally, the enactment of the Amparo Law also seeks to reinforce the court system by attempting to limit judicial contradictions.

Governmental Accounting

Amendments to the Ley General de Contabilidad Gubernamental (General Law on Governmental Accounting) became effective on January 1, 2013. These amendments are designed to improve transparency in government spending by, among other things, including a requirement that state, local and municipal governments publish periodic information regarding any received federal funds. In addition, the law provides for the creation and maintenance of web sites that grant public access to financial information for all levels of government, including the Government.

Public Administration

On January 3, 2013, amendments to the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration) became effective. These amendments included, among others, the following reforms:

•	the Ministry of the Interior was granted the authority to coordinate the efforts of the other ministries in order to accomplish the President’s directives and policies, and to convene cabinet meetings, subject to approval by the President;

•	the Secretaría de Seguridad Pública (Ministry of Public Security) would be dissolved, and the authority to coordinate and supervise programs pertaining to public security, the federal police, the federal penitentiary system, victims assistance, crime prevention and criminal data and intelligence was transferred to the Ministry of the Interior;

•	the name of the Secretaría de la Reforma Agraria (Ministry of Agrarian Reform) was changed to Secretaría de Desarrollo Agrario, Territorial y Urbano (Ministry of Agrarian, Territorial and Urban Development);

•	the General Comptroller’s Office of the Government, also known as the SFP, was dissolved, and the following responsibilities were conferred to the Ministry of Finance and Public Credit: (1) internal accountability; (2) internal management control systems; (3) public service development; (4) public leases; (5) acquisitions and projects; (6) human resources and salary policies; and (7) federal real-estate policies with respect to the administration of federal property; and

•	the Secretaría de Desarrollo Social (Ministry of Social Development) was granted the authority to coordinate and supervise programs and policies to: (1) prevent and reduce poverty; (2) to promote children’s rights, elderly rights and family unity; and (3) develop stronger social infrastructures.

The dissolution of the SFP and the transfer of its authority to the Ministry of Finance and Public Credit are subject to the approval of a bill to create an independent entity to carry out anticorruption activities currently conducted by the SFP. Congress will be expected to revise the internal accountability and management control systems so that they are consistent with the level of authority and responsibility conferred upon the new entity. Prior to the approval of this bill, the SFP will continue to act under its existing mandate.

Education

A Constitutional reform relating to education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico by introducing competency exams and annual objectives, while also establishing merit-based standards for the hiring and promotion of teachers. In addition, this law provides federal funding for extended learning hours and the improvement of school-related infrastructure.

The amendment to the Ley General de Educación (General Education Law) went into effect on September 12, 2013. This amendment mandates the state to provide quality educational services to ensure that everyone can attend both primary and secondary schools. It also includes provisions that allocate greater managerial powers to schools, allowing them to make fundamental decisions that will increase their performance.

In addition, the Ley del Instituto Nacional para la Evaluación de la Educación (National Institute for the Evaluation of Education Law) went into effect on September 12, 2013. This law establishes the National Institute as an autonomous public entity with respect to technical, management and budgetary-related determinations. The National Institute is responsible for, among other things, coordinating the Sistema Nacional de Evaluación Educativa (National System of Educational Evaluation). It is also responsible for assessing the quality, performance and results of the Sistema Educativo Nacional (National Education System) for primary and secondary institutions, both public and private in nature.

Finally, the Ley del Servicio Profesional Docente (Teacher Professional Service Law) also went into effect on September 12, 2013. This law regulates the Servicio Profesional Docente (Teaching Professional Service), which establishes the criteria, terms and conditions for the hiring, training and evaluation of teachers, thereby facilitating merit-based promotions for teachers.

Insurance and Finance Institutions

A new Ley de Instituciones de Seguros y Fianzas (Insurance and Finance Institutions Act) was published in the Official Gazette of the Federation on April 4, 2013. Unlike prior legislation which regulated insurance and bonding companies separately, the Insurance and Finance Institutions Act instead jointly governs the incorporation and operation of insurance and bonding companies. In addition, this law is expected to: (1) further bring Mexican insurance legislation in line with international standards; (2) implement certain new capital requirements; and (3) provide for new insurance products.

Energy

A decree amending Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation on December 20, 2013. These amendments are directed at both the hydrocarbons and the electric power sectors. In particular, pursuant to these amendments, both PEMEX and CFE have been transformed from decentralized public entities into “productive state-owned companies,” and have been granted technical, managerial and budgetary autonomy. As productive state-owned companies, PEMEX and CFE will be expected to create economic value, using both industry best practices and sound corporate governance. The Mexican government will retain full ownership of PEMEX and CFE.

With respect to the hydrocarbons sector, these amendments also include, among others, the following features:

•	Hydrocarbon reserves located in Mexico’s subsoil are to remain the property of the Mexican nation. The Government is responsible for carrying out exploration and extraction activities through agreements with private sector companies. These agreements relating to oil and gas exploration and production are regulated through a new contractual framework, including production-sharing contracts, profit-sharing contracts, service contracts and licenses. However, the Government is not be permitted to grant concessions to private sector companies with respect to exploration and extraction activities.

•	The Ministry of Energy is now responsible for: (1) administering Mexico’s energy policy; (2) awarding and adjudicating assignments to productive state-owned companies and selecting those areas that will be subject to exploration and extraction contracts with the technical assistance of the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission); (3) issuing permits for oil treatment and refinement, and for natural gas processing; and (4) establishing the guidelines for public bidding on contracts. The National Hydrocarbon Commission is now responsible for administering these public biddings and has been established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency.

•	Like the National Hydrocarbon Commission, the Comisión Reguladora de Energía (Energy Regulatory Commission) has also been established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. The Energy Regulatory Commission is responsible for, among other things, issuing permits for the storage, transportation and distribution by pipeline of petroleum products.

•	PEMEX participated in a “round zero,” pursuant to which it requested that the Ministry of Energy assign it certain areas for exploration and production (which it may already have had rights to) based on PEMEX’s operational capacity. Areas not requested by or assigned to PEMEX were subject to a bidding process open to private persons and companies.

•	The creation of a new public trust, the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development), administered by Banco de México, which is responsible for receiving, administering and distributing the income derived from exploration and production activities carried out under assignments granted, or contracts entered into, pursuant to these reforms, excluding any tax revenues generated as a result of such activities, effective January 1, 2015. The technical committee is composed of the Secretary of Energy, the Secretary of Finance and Public Credit, the Governor of Banco de México and four independent members.

•	The Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector de Hidrocarburos (National Agency of Industrial Security and Environmental Protection of the Hydrocarbon Sector) was established as a Government agency with the principal objective of regulating and managing certain aspects of Mexican oil and gas operations, mainly with respect to safety and environmental protection.

With respect to the electric power sector, these amendments also include, among others, the following features:

•	Mexico is to remain exclusively responsible for: (1) the planning and administration of the national power system; and (2) the public service of transmission and distribution of electric energy. No concessions may be granted with respect to these activities, but the Government is allowed to enter into contracts with private persons under certain legally prescribed terms. Electricity generation and transformation are currently open to private investment and operation.

•	The Energy Regulatory Commission is entrusted with regulating and issuing power generation permits to private parties.

•	The creation of two new decentralized government agencies: (1) the National Center for Natural Gas Control, tasked with owning and operating the national natural gas transportation and storage infrastructure; and (2) the Centro Nacional de Control de Energía (National Center of Energy Control), tasked with operating the national electricity network and the administration of the wholesale electricity market.

On August 11, 2014, a decree enacting the secondary legislation approved by Congress relating to the recent amendments to Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation. This secondary legislation modified various existing laws and contemplates the issuance and publication of nine additional laws, certain of which relate to the electric power sector. For further information regarding this Constitutional reform and the subsequent secondary legislation, see “Principal Sectors of the Economy—Petroleum and Petrochemicals” and “Principal Sectors of the Economy—Electric Power.”

On December 2, 2014, a statement made by Pedro Joaquín Coldwell, Mexico’s Secretary of Energy, pursuant to the Décimo Transitorio (Tenth Transitory Article) of the Ley de Petróleos Mexicanos (PEMEX Law) was published in the Official Gazette of the Federation. In this statement, Coldwell declared that the new Board of Directors of Petróleos Mexicanos (PEMEX), established in October 2014, had the adequate mechanisms for oversight, transparency and accountability required under the PEMEX Law. With the release of this statement, the new legal and administrative regime governing PEMEX’s budgetary, debt, acquisition, lease, services and work, and administrative responsibilities was deemed to be effective. As of the date of this report, the regime continues to be effective.

On December 11, 2014, the first round of the Licitación Pública Internacional (International Competitive Bidding, or “Round One”) was announced in the Official Gazette of the Federation. By means of this bidding process, the National Hydrocarbons Commission summoned foreign and national entities and productive state-owned companies to participate in a bid for contracts relating to the exploration and extraction of hydrocarbons in fourteen shallow-water contractual areas. In total, 169 shallow-water blocks were made available to bidders during Round One, 109 of which correspond to exploration areas and 60 of which correspond to extraction areas. The final terms of the bidding process were published in the Official Gazette of the Federation on June 9, 2015, and the winners of the bidding process were announced on July 22, 2015. The deadline for the execution of the related contracts was August 21, 2015.

On February 27, 2015 the second call for Round One was announced in the Official Gazette of the Federation, and the award decision for this portion of the bidding process was published on September 30, 2015. On May 12, 2015, the National Hydrocarbons Commission summoned foreign and national entities and productive state-owned companies to participate in a bid for contracts relating to the extraction of hydrocarbons in 25 terrestrial areas. The deadline for the presentation of the proposals to this bid is December 15, 2015.

On February 16, 2015, a statement made by Mexico’s Secretary of Energy, pursuant to the Décimo Cuarto Transitorio (Fourteenth Transitory Article) of the Ley de la Comisión Federal de Electricidad (Federal Commission of Electricity Law) was published in the Official Gazette of the Federation. In this statement, Coldwell declared that the Board of Directors of CFE, established on January 27, 2015, contains the adequate mechanisms for oversight, transparency and accountability required under the Federal Commission of Electricity Law.

Access to Information and Government Transparency

On February 7, 2014, a reform to the Constitution intended to improve access to information and transparency was published in the Official Gazette of the Federation. This reform includes among others, the following features:

•	The increase of access rights to information, including information provided by individuals, companies, entities and organizations;

•	The establishment of the Instituto Federal de Acceso a la Información y Protección de Datos (Federal Institute for Access to Information and Data Protection, or the IFAI) as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency;

•	The clarification of the bases by which autonomous local bodies in all 32 states have the right to access public information and to protect personal data;

•	The ability of the IFAI to obtain and resolve information requests relating to political parties, trade unions, trusts and any individual or entity that receives public funding; and

•	The determination that IFAI resolutions shall be final and undisputable, and that the IFAI will also refrain from answering those petitions that contain certain information that could affect national security.

In addition to the above, on February 20, 2014, the Reglamento Interior del Instituto Federal de Acceso a la Información y Protección de Datos (Internal Regulation of the Federal Institute for Access to Information and Data Protection) was published in the Official Gazette of the Federation, which aims to establish the structure, functions and operations of the IFAI.

On May 4, 2015, the Ley General de Transparencia y Acceso a la Información Pública (Transparency and Access to Public Information Law) was published in the Official Gazette of the Federation. A wide range of entities are subject to this law, which establishes principles and proceedings to ensure the right to access information held by any authorities, entities, governmental agencies and bodies, autonomous public bodies, trusts and public funds, as well as particular unions that receive and manage public resources or act on behalf of the Federal Government, states and municipalities.

This law includes, among others, the following features:

•	Transforms the former IFAI into the new National Institute for Transparency, Access to Information and Data Protection (INAI);

•	Provides for the allocation of authority among the Federal Government, states and municipalities’ access to information agencies;

•	Establishes consistent, simple and expeditious proceedings and conditions for access to information rights;

•	Regulates the organization of the National Transparency, Access to Information and Data Protection System, and establishes the organization among its members (INEGI, National Archives and Records of the Federation, the Senior Audit Office and the state agencies responsible for initiatives related to transparency and access to information);

•	Establishes that information relating to crimes against humanity and violations of human rights will not be considered classified;

•	Provides that the state agencies responsible for transparency and access to information initiatives will have advisory councils comprised of academics and non-governmental organizations, each of whom will serve terms of seven years or less. These councils will have the authority to issue opinions related to the annual program of the INAI and its compliance, and to the annual budgetary program of the INAI; and

•	Provides for the creation of a technology platform which will be developed, managed and implemented by the state agencies.

On May 26, 2015, a decree amending articles 25, 73, 79, 108, 116 and 117 of the Constitution was published in the Official Gazette of the Federation. The objective of the amendment is to create a new legal framework that controls the borrowing practices of the states and municipalities. Improved management of public resources and enhanced accountability at the local level are also among the primary objectives of the amendment. To this end, the amendment establishes rules that will lead to the efficient and responsible management of the borrowing practices employed by federal and local entities, with the ultimate goal of achieving sound, sustainable public finances among all three levels of government.

Criminal Justice

In June 2008, the Constitution was amended to reform the criminal justice system. The reforms, which will be implemented over a period of eight years, include the following:

•	Mexico will transition to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings, conducted almost exclusively through written briefs, will be replaced with oral trials open to the public. A specific judge will be named to each criminal proceeding and will follow that proceeding through the sentencing phase. The specified judge will be required to be present at every hearing.

•	In order to fight organized crime more effectively, local and state police departments will be granted powers of investigation, which were previously reserved to Government authorities. In addition, suspects of organized crimes may be held up to 80 days without being charged, and property used for organized criminal activities is subject to seizure by the government. Witness protection programs will be implemented to protect those who testify in trials of organized crime suspects and defendants who cooperate with prosecutors will be eligible for sentencing reductions and other benefits.

•	The victims of criminal activity will be more directly involved in their proceedings and will also benefit from increased protection of their personal data, as well as access to legal, medical and psychological assistance if necessary.

•	The Sistema Nacional de Seguridad Pública (National Public Safety System) will be established to ensure consistency across the federal, state and municipal levels of government, as well as in the rules for hiring, training, evaluating and certifying the country’s police officers.

•	The public defender system will be improved in order to ensure that all defendants are granted access to a suitable defense.

On March 5, 2014, the Código Nacional de Procedimientos Penales (the National Criminal Procedure Code) was published in the Official Gazette of the Federation. This reform includes, among others, the following features:

•	Instead of following different criminal codes in each state, the new code will provide uniform rules for criminal procedure throughout the country;

•	The criminal procedure will follow all of the principles recognized in the Constitution and in international treaties to promote a more expedited process; and

•	The increased protection of victims and their rights, the presumption of innocence and the respect for due process.

Gross Domestic Product

The following tables set forth Mexico’s real GDP and expenditures, in constant 2008 pesos and in percentage terms, for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos, from 2008 to 2012, and were updated to constant 2008 pesos in 2013, thereby also modifying prior year figures. Quarterly GDP data has been multiplied by four to state on an annualized basis, and is included for comparison purposes only. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Real GDP and Expenditures

	2010		2011		2012(1)		2013(1)		2014(1)		Second quarter 2015 (annualized) (1)(2)
	(in billions of constant pesos)(3)
GDP	Ps.	12,277.7	Ps.	12,744.2	Ps.	13,287.5	Ps.	13,471.8	Ps.	13,760.2	Ps.	13,817.7
Add: Imports of goods and services		3,671.4		3,967.0		4,183.8		4,291.9		4,534.5		4,573.3

Total supply of goods and services		15,949.1		16,741.2		17,471.4		17,763.6		18,294.7		18,391.0
Less: Exports of goods and services		3,636.4		3,935.1		4,164.9		4,262.8		4,573.3		4,783.1

Total goods and services available for domestic expenditure	Ps.	12,312.7	Ps.	12,806.1	Ps.	13,306.4	Ps.	13,500.8	Ps.	13,721.3	Ps.	13,608.0
Allocation of total goods and services:
Private consumption		8,103.9		8,493.2		8,912.8		9,116.2		9,296.9		9,319.4
Public consumption		1,387.1		1,421.1		1,470.6		1,488.7		1,525.7		1,546.8

Total consumption		9,491.0		9,914.3		10,383.4		10,604.9		10,822.6		10,866.2
Total gross fixed investment		2,600.8		2,804.2		2,938.2		2,892.2		2,959.7		2,946.5
Changes in inventory		112.4		56.1		90.0		74.5		123.3		150.7

Total domestic expenditures	Ps.	12,204.3	Ps.	12,774.6	Ps.	13,411.6	Ps.	13,571.6	Ps.	13,905.6	Ps.	13,963.4

Errors and Omissions		(108.4)		(31.5)		105.1		70.7		184.2		355.5

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four, is included for comparison purposes only, and is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: INEGI.

Real GDP and Expenditures

	2010	2011	2012(1)	2013(1)	2014(1)	Second quarter 2015 (annualized) (1)(2)
	(as a percentage of total GDP)(3)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	29.9	31.1	31.5	31.9	33.0	33.1

Total supply of goods and services	129.9	131.1	131.5	131.9	133.0	133.1
Less: Exports of goods and services	29.6	30.8	31.3	31.6	33.2	34.6

Total goods and services available for domestic expenditures	100.3%	100.2%	100.1%	100.2%	99.7%	98.5%
Allocation of total goods and services:
Private consumption	66.0%	66.5%	67.1%	67.7%	67.6%	67.4%
Public consumption	11.3	11.1	11.1	11.1	11.1	11.2

Total consumption	77.3	77.6	78.1	78.7	78.7	78.6
Total gross fixed investment	21.2	22.0	22.1	21.5	21.5	21.3
Changes in inventory	0.9	0.4	0.7	0.6	0.9	1.1

Total domestic expenditures	99.4%	100.0%	100.9%	100.7%	101.1%	101.1%

Errors and Omissions	(0.9)%	(0.2)%	0.8%	0.5%	1.3%	2.6%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four, is included for comparison purposes only, and is not necessarily indicative of performance for the full fiscal year.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos, from 2008 to 2012, and were updated to constant 2008 pesos in 2013, thereby also modifying prior year figures.

	Real GDP by Sector
	2010		2011		2012		2013		2014(1)		Second quarter 2015 (annualized) (1)(2)
	(in billions of constant pesos)(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	386.1	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	422.2	Ps.	432.5
Secondary Activities:
Mining		1,021.0		1,017.2		1,026.0		1,024.5		1,001.3		940.5
Utilities		267.4		286.0		292.1		293.6		298.8		291.6
Construction		975.5		1,015.1		1,040.0		990.3		1,009.6		987.2
Manufacturing		2,016.7		2,109.3		2,196.1		2,218.9		2,302.1		2,343.6
Tertiary activities:
Wholesale and retail trade		1,749.0		1,919.1		2,010.6		2,057.4		2,126.2		2,150.8
Transportation and warehousing		700.1		728.4		758.0		776.4		791.9		806.0
Information		355.3		371.1		431.6		453.1		463.2		486.8
Finance and insurance		488.6		523.3		563.4		621.9		634.5		625.1
Real estate, rental and leasing		1,504.5		1,548.5		1,587.2		1,603.2		1,637.5		1,670.9
Professional, scientific and technical services		274.2		288.3		291.4		294.8		299.2		294.5
Management of companies and enterprises		71.8		74.4		80.8		79.4		84.5		78.8
Administrative and support and waste management and remediation services		373.4		395.7		412.9		430.7		430.5		433.6
Education services		473.9		481.3		492.0		495.9		503.4		496.3
Health care and social assistance		254.9		260.3		265.9		272.5		274.3		276.0
Arts, entertainment and recreation		57.3		56.9		58.5		60.6		60.0		58.2
Accommodation and food services		255.9		259.8		273.9		279.0		286.9		293.1
Other services (except public administration)		256.7		261.5		270.0		275.8		279.7		278.7
Public administration		478.8		472.1		489.5		487.3		499.5		517.2

Gross value added at basic values		11,961.2		12,445.4		12,945.2		13,124.3		13,405.3		13,461.4
Taxes on products, net of subsidies		316.5		328.8		342.3		347.4		354.9		356.4

GDP	Ps.	12,277.7	Ps.	12,774.2	Ps.	13,287.5	Ps.	13,471.8	Ps.	13,760.2	Ps.	13,817.7

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four, is included for comparison purposes only, and is not necessarily indicative of performance for the full fiscal year.
(3)	Based on GDP calculated in constant 2008 pesos.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(% change against prior years)(1)

	2010	2011	2012	2013	2014(2)	Second quarter 2015 (annualized) (2)(3)
GDP (constant 2008 prices)	5.1%	4.0%	4.0%	1.4%	2.1%	2.4%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	0.8	(2.3)	7.4	0.9	3.2	4.5
Secondary Activities:
Mining	0.9	(0.4)	0.9	(0.1)	(2.3)	(6.6)
Utilities	4.5	6.9	2.1	0.5	1.8	2.6
Construction	0.8	4.1	2.5	(4.8)	1.9	3.6
Manufacturing	8.5	4.6	4.1	1.0	3.7	3.1
Tertiary activities:
Wholesale and retail trade	11.9	9.7	4.8	2.3	3.3	4.5
Transportation and warehousing	7.7	4.0	4.1	2.4	2.0	3.0
Information	0.9	4.4	16.3	5.0	2.2	5.4
Finance and insurance	21.0	7.1	7.7	10.4	2.0	0.5
Real estate, rental and leasing	2.8	2.9	2.5	1.0	2.1	2.5
Professional, scientific and technical services	(0.1)	5.1	1.1	1.2	1.5	3.3
Management of companies and enterprises	5.3	3.6	8.6	(1.8)	6.4	(2.3)
Administrative support, waste management and remediation services	0.7	6.0	4.4	4.3	0.0	1.6
Education services	0.2	1.6	2.2	0.8	1.5	0.5
Health care and social assistance	(0.1)	2.1	2.2	2.5	0.6	1.6
Arts, entertainment and recreation	4.2	(0.7)	2.9	3.4	(0.9)	4.6
Accommodation and food services	1.9	1.5	5.4	1.8	2.9	4.0
Other services (except public administration)	1.0	1.9	3.3	2.1	1.4	1.8
Public administration	2.4	(1.4)	3.7	(0.5)	2.5	4.5

Note:	Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.
(3)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four, is included for comparison purposes only, and is not necessarily indicative of performance for the full fiscal year.

Source: INEGI.

Mexico’s GDP increased by 4.0% in real terms during 2011, as compared to 2010. Global economic activity began to recover at the beginning of the second half of 2009 and continued in 2010, after the deep contraction in the first half of 2009. However, this recovery lost momentum during 2011 due to: (1) natural disasters in Asia; (2) increases in cost of primary products in the first half of 2011; and (3) the sovereign debt crisis in the Eurozone. Less favorable global economic conditions than expected in the first half of 2011, in particular decreased external demand in the U.S., hindered the growth of the Mexican economy.

According to preliminary figures, Mexico’s GDP increased by 4.0% in real terms during 2012, as compared to 2011. In the first half of the year, the growth of Mexico’s economic activity was not particularly affected by the global economic downturn and volatility in international financial markets. In the second half of the year, however, these conditions caused a reduction in Mexico’s economic growth rate. This reduction in Mexico’s growth rate was initially caused by slow growth in manufacturing exports, followed by slow growth in domestic demand.

According to preliminary figures, Mexico’s GDP increased by 1.4% in real terms during 2013, as compared to 2012. The decrease in the growth rate of GDP, as compared to the growth rate in prior periods, was due to a decrease in productive activity during the first half of 2013, which recovered during the second half of 2013 as Mexico’s economic activity experienced an upward trend. The economic recovery experienced since the third quarter of 2013 is a result of greater external demand and a recovery of some domestic demand components in the fourth quarter.

According to preliminary figures, Mexico’s GDP increased by 2.1% in real terms during 2014 as compared to 2013. This increase was primarily due to an increase in tertiary activities, mainly wholesale and retail trade. In early 2014, GDP declined mainly due to seasonal factors. However, at the end of the first trimester the impact of those factors decreased and some economic activity components improved, such as external demand and domestic consumption.

According to preliminary figures, Mexico’s GDP for the second quarter of 2015 was 2.4% higher in real terms than in the second quarter of 2014. This increase was due to an increase in primary activities, including wholesale and retail trade, health care and social assistance, and accommodation and food services. As with all quarterly GDP figures released by INEGI, this GDP figure has been annualized by multiplying GDP for the second quarter by four. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Prices and Wages

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated.

Changes in Price Indices

	National Producer Price Index(1)(2)(3)	National Consumer Price Index(1)	Increase in Minimum Wage
2010	3.7%	4.4%	4.9%
2011	5.7	3.8	4.1
2012	1.5	3.6	4.6
2013	1.7	4.0	3.9
2014	3.7	4.1	3.9
2015
January	0.1	3.1	—
February	0.5	3.0	—
March	1.3	3.1	—
April	1.3	3.1	4.2	(4)
May	1.2	2.9	—
June	1.6	2.9	—
July	2.3	2.7	—
August	2.8	2.6	—
September	3.3	2.5	1.4	(5)

(1)	For annual figures, changes in price indices are calculated each December. For monthly figures, changes in price indices are measured from the end of the previous month.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2014-2015.
(4)	Minimum wage increase from January 1, 2015 to April 1, 2015.
(5)	Minimum wage increase from April 1, 2015 to September 30, 2015.

Sources: INEGI; Ministry of Labor.

Inflation

During 2012, consumer inflation (as measured by the change in the national consumer price index) was 3.6%, 0.6 percentage points higher than the budget estimate for that year and 0.2 percentage points lower than the inflation level during 2011. For several months of 2012, annual inflation surpassed the expected deviation (+/-1.0%) from the 3.0% target. This was due to variations in the prices of agricultural products. However, annual inflation returned to expected levels in the latter part of the year as these variations disappeared.

During 2013, consumer inflation was 4.0%, 1.0 percentage points higher than the budget estimate for that year and 0.4 percentage points higher than the inflation level during 2012. Annual inflation remained within the interval of plus/minus one percentage point around the 3.0% target in the fourth quarter of 2013. Despite this, annual inflation rebounded in November and December, mainly as a result of the following price increments: (1) unexpected increments in public transport fares in some cities in Mexico; and (2) higher prices for a reduced number of agricultural products caused by weather conditions that delayed their production over the previous months.

During 2014, consumer inflation was 4.1%, 0.1 percentage points higher than consumer inflation during 2013. Annual inflation surpassed the expected deviation (+/-1.0%) from the 3.0% target. This was mainly due to the introduction of new tax measures, including IEPS to high calorie products and soda, VAT harmonization at the national border, as well as an increase in energy prices.

During the first six months of 2015, consumer inflation was 2.9%, 0.9 percentage points lower than during the same period of 2014. Despite a depreciation of the peso against the dollar, decreases in the prices of energy, commodities and telecommunications services have contributed to the favorable change in the rate of inflation.

Wages

Mexican law requires its industries to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems.

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives of the business and labor sectors and the Government. The average minimum wage increased by 4.2% between January 1, 2014 and January 1, 2015, to Ps. 68.33 per day from Ps. 65.58 per day. Additionally, the average minimum wage increased by 1.4% between January 1, 2015 and April 1, 2015, to Ps. 69.26 per day. As of October 2015, the minimum wage will increase to Ps. 70.10 per day and will apply uniformly across Mexico. Previously, Mexico was divided into economic zones, each with its own minimum wage.

Prices

During 2014, producer prices (excluding oil prices) increased by 3.7%, 2.0 percentage points higher than the increase observed during 2013.

Interest Rates

Cetes Rates

During 2012, interest rates on 28-day Cetes averaged 4.2%, the same rate as during 2011. Interest rates on 91-day Cetes averaged 4.4%, the same rate as during 2011.

During 2013, interest rates on 28-day Cetes averaged 3.8%, as compared to 4.2% during 2012. Interest rates on 91-day Cetes averaged 3.8%, as compared to 4.4% during 2012.

During 2014, interest rates on 28-day Cetes averaged 3.0%, as compared to 3.8% during 2013. Interest rates on 91-day Cetes averaged 3.1%, as compared to 3.8% during 2013.

During the first nine months of 2015, interest rates on 28-day Cetes averaged 3.0%, as compared to 3.1% during the same period of 2014. Interest rates on 91-day Cetes averaged 3.1%, as compared to 3.3% during the same period of 2014.

On October 15, 2015, the 28-day Cetes rate was 3.0% and the 91-day Cetes rate was 3.1%.

TIIE Rates

Banco de México publishes an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE). The TIIE is calculated for 28 days and 91 days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. In contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, lags somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2010:
January-June	4.5%	4.6%	3.4%	4.9%	5.0%
July-December	4.3	4.5	3.4	4.9	5.0
2011:
January-June	4.2	4.4	3.3	4.9	4.9
July-December	4.2	4.3	3.3	4.8	4.8
2012:
January-June	4.3	4.4	3.3	4.8	4.8
July-December	4.2	4.3	3.3	4.8	4.8
2013:
January-June	3.9	4.0	3.1	4.5	4.5
July-December	3.6	3.6	2.8	4.1	4.1
2014:
January-June	3.1	3.2	2.6	3.7	3.8
July-December	2.8	2.9	2.3	3.3	3.3
2015:
January	2.7	2.9	2.2	3.3	3.3
February	2.8	2.9	2.2	3.3	3.3
March	3.0	3.1	2.2	3.3	3.3
April	3.0	3.1	2.2	3.3	3.3
May	3.0	3.1	2.2	3.3	3.3
June	3.0	3.1	2.2	3.3	3.3
July	3.0	3.1	2.2	3.3	3.3
August	3.0	3.4	2.1	3.3	3.4
September	3.1	3.4	2.2	3.3	3.4

Source: Banco de México.

Employment and Labor

Employment

Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government also recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.

As of December 31, 2014, the number of workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), which is an indicator of employment in the “formal” sector of the economy, was 16,990,724, an increase of 3.5% from the level recorded at the end of 2013.

According to preliminary Tasa de Desocupación Abierta figures, Mexico’s unemployment rate was 4.4% as of December 31, 2014, a 0.3 percentage point decrease from the rate registered on December 31, 2013.

As of December 31, 2014, the economically active population in Mexico older than 15 years of age consisted of 52.1 million individuals, while the unemployed population in Mexico older than 15 years of age consisted of 2.3 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2014:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%

Total	2,284,602	100%	1,392,328	61%	892,274	39%

15-24 years	841,764	37%	495,719	36%	346,045	39%

25-44 years	1,044,642	46%	594,649	43%	449,993	50%

45-64 years	360,364	16%	270,320	19%	90,044	10%

65+ years	37,832	2%	31,640	2%	6,192	1%

Source: INEGI

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth the unemployment rate and the total population in Mexico by state as of December 31, 2014, according to preliminary figures:

	Unemployment Rate %	Population
Aguascalientes	5.5	1,270,174
Baja California	4.7	3,432,944
Baja California Sur	6.0	741,037
Campeche	2.6	894,136
Coahuila	5.3	2,925,594
Colima	5.0	710,982
Chiapas	2.9	5,186,572
Chihuahua	4.3	3,673,342
Distrito Federal	6.0	8,874,724
Durango	5.5	1,746,805
Guanajuato	4.2	5,769,524
Guerrero	2.1	3,546,710
Hidalgo	3.6	2,842,784
Jalisco	4.9	7,838,010
México	5.3	16,618,929
Michoacán	4.0	4,563,849
Morelos	3.3	1,897,393
Nayarit	4.5	1,201,202
Nuevo León	4.1	5,013,589
Oaxaca	2.6	3,986,206
Puebla	3.4	6,131,498
Querétaro	5.5	1,974,436
Quintana Roo	4.7	1,529,877
San Luis Potosí	2.8	2,728,208
Sinaloa	3.8	2,958,691
Sonora	5.1	2,892,464
Tabasco	6.2	2,359,444
Tamaulipas	4.8	3,502,721
Tlaxcala	4.6	1,260,628
Veracruz	3.4	7,985,893
Yucatán	2.6	2,091,513
Zacatecas	4.3	1,563,324

Source: INEGI and Consejo Nacional de Poblacion (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2014, according to preliminary figures:

Percentage
Services	42.1
Commerce	19.7
Manufacturing	15.8
Agriculture	13.4
Construction	7.6
Other	0.8
Unspecified	0.6

Source: INEGI and National Population Council

According to preliminary figures, Mexico’s unemployment rate was 4.4% as of June 2015, a 0.03 percentage point decrease from the rate registered in December 2014.

Labor

On December 1, 2012, amendments to the Ley Federal del Trabajo (Federal Labor Law) took effect, seeking to: (1) facilitate Mexican economic growth; (2) promote job creation; and (3) provide employers with greater certainty with respect to the development and implementation of employment practices. Among other things, these labor reforms had the effect of:

•	enhancing dignity in the workplace by including rules against workplace discrimination and adding bullying and sexual harassment to the list of justifiable grounds for the termination of an employee;

•	introducing temporary employment contracts and seasonal employment, which includes short-term employment to satisfy the need for additional workforce during industry peak seasons;

•	regulating outsourcing practices, including by establishing conditions that any outsourcing activities must satisfy, and requiring that all outsourcing contracts be made in writing;

•	recognizing the hourly wage system, provided that the maximum number of hours per day is not exceeded and that total income is not less than the minimum for one work day;

•	establishing mandatory training for employers and employees, with the express objectives of increasing productivity and maximizing human, material and financial resources;

•	allowing employers to utilize trial and initial training periods, during which employers will have the opportunity to assess whether candidates possess the requisite knowledge or skills to satisfactorily perform their duties; and

•	promoting union transparency and democracy through the introduction of standards relating to the election of union leaders, the administration of union assets and the requirement that union officials abide by principles of impartiality, equity and accountability.

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.

As of June 30, 2014, approximately 8.4% of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains legal limitations on strikes. During 2014, there were no strikes that affected the federal jurisdiction.

Social Security Laws

The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law), which we refer to collectively as the Social Security Laws, require employers (including government entity employers) to deposit with a credit institution selected by the employer an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub-account that, together with the housing sub-account described below, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled.

Under the ISSSTE Law, federal employees hired after the enactment of the law were required to join a new fully funded pension system created by the law. Any then-current federal employees were allowed to choose between the new ISSSTE pension system and the existing pay-as-you-go pension system. These changes to the ISSSTE pension system have been essential in helping the Government address the difficult financial situation of the healthcare and pension systems for federal employees and of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Services for State Employees, or ISSSTE). The ISSSTE Law provides ISSSTE with additional means to accomplish its goals and contributes to economic growth and social welfare by increasing domestic savings, especially long-term savings. This should reduce ISSSTE’s costs over time.

The ISSSTE Law is also expected to improve the effectiveness of the healthcare and pension systems for federal employees and their families. Among the most significant changes resulting from the ISSSTE Law is the clustering of 21 existing insurance programs into the following four accounts: (1) retirement, (2) life and disability, (3) workers’ compensation, and (4) healthcare. It also created PENSIONISSSTE, a state-owned entity that, together with the Administradoras de Fondos de Ahorro para el Retiro (pension fund management companies, or AFORES), manages federal employees’ individual accounts. Finally, this law also gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

Pension and Housing Funds

i.	AFORES

Since 1997, each worker has been allowed to maintain an independent retirement account managed by AFORES. AFORES are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES). A majority of the outstanding shares of each AFORE must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares. This retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors. AFORES may invest up to 100% of the funds they manage in Government debt securities or in securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities.

Pursuant to the investment regime Circular CONSAR 15-19, each AFORE is allowed to offer five different types of funds (instead of two) with varying levels of risk designed for certain age groups. The Disposiciones de carácter general que establecen el régimen de inversión al que deberán sujetarse las sociedades de inversión especializadas de fondos para el retiro (Provisions that established the investment regime that must abide by the SIEFORES) detail, among other things, the types of funds under the CONSAR regime, the applicable age groups and the investment limits.

ii.	INFONAVIT

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT) was created in 1972 in order to administer housing programs for workers and address the shortage of housing. This shortage was estimated at 7.4 million housing units over the period from 2006 to 2012, based on data from the 2000 census. As of December 31, 2014, INFONAVIT’s total equity amounted to Ps. 132.9 billion, an increase of 16.7% as compared to 2013. Further, as of December 2014, INFONAVIT’s total loan portfolio was Ps. 991.1 billion, an increase of 8.0% as compared to 2013.

INFONAVIT acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are, in turn, required to be deposited to an INFONAVIT account at Banco de México. Upon a worker’s receipt of an INFONAVIT loan for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

iii.	Pension and Housing Fund Totals

According to preliminary figures, as of December 31, 2014, 52.7 million individual retirement accounts had been established with AFORES. As of December 31, 2014, the assets managed by AFORES totaled Ps. 2,385.0 billion, 49.4% of which was invested in Government securities and 50.6% of which was invested in private sector, bank, local government and foreign securities.

As of December 31, 2014, the total amount of funds accumulated in housing sub-accounts managed by INFONAVIT and individual accounts of workers with AFORES was Ps. 3,396.0 billion. This figure includes: (1) transfers from the pension sub-accounts established with banks under the old Social Security Laws; and (2) direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system.

During 2014, a total of Ps. 223.2 billion was deposited in the pension and housing funds, Ps.162.7 billion of which corresponded to deposits made to workers’ retirement sub-accounts and Ps. 60.5 billion of which corresponded to deposits made to workers’ housing sub-accounts.

PRINCIPAL SECTORS OF THE ECONOMY

Manufacturing

Manufacturing Policy

Mexico has developed its manufacturing sector since the early 1980s with the dual goals of capitalizing on: (1) lower manufacturing overhead, particularly with respect to labor costs; and (2) its common border with the U.S., its major export trading partner.

For example, since the early 1980s, Mexico has particularly encouraged the development of the in-bond industry. The in-bond industry consists of companies that are permitted to import all machinery, equipment and materials on a duty-free basis to produce goods for export. These goods include auto parts, electronic items, food, household appliances, finished textiles and toys. For further information regarding these companies, see “External Sector of the Economy—In-bond Industry.”

Before the mid-1980s, most of Mexico’s manufacturing sector consisted of industrial plants located within the Valley of Mexico, where Mexico City is located. Since then, plant growth has expanded across the country. The growth of Mexico’s manufacturing sector since 1987 is predominantly due to the increased production of these additional plants.

One of the pillars of the National Development Plan is to promote the growth of strategic sectors of the manufacturing industry, while creating an enabling environment for small and medium enterprises (SMEs). Mexico’s current policies seek to strengthen the domestic market, encourage entrepreneurs and strengthen micro, small and medium enterprises, while fostering the social economy through improved access to financing.

Manufacturing Output

The following table illustrates the value of industrial manufacturing output in constant 2008 pesos and the percentage of total output accounted for by each manufacturing sector for the years indicated.

Industrial Manufacturing Output

	2010		2011(1)		2012(1)		2013(1)		2014(1)		2013(1)	2014(1)
	(in billions of pesos)(2)										(% of total)
Food	Ps.	457.7	Ps.	467.6	Ps.	479.7	Ps.	484.5	Ps.	489.0	21.8%	21.2%
Beverage and tobacco products		104.5		109.4		112.2		111.7		117.1	5.0	5.1
Textile mills		17.1		16.3		16.8		16.4		15.8	0.7	0.7
Textile product mills		12.2		11.8		11.8		12.2		12.9	0.6	0.6
Apparel		54.1		54.2		54.0		55.7		53.8	2.5	2.3
Leather and allied products		17.7		17.6		18.2		18.1		17.9	0.8	0.8
Wood products		19.3		20.3		22.9		22.4		22.7	1.0	1.0
Paper		42.0		41.6		43.6		44.6		46.0	2.0	2.0
Printing and related support activities		16.9		17.6		16.9		15.7		15.4	0.7	0.7
Petroleum and coal products		80.9		77.9		78.8		81.4		77.7	3.7	3.4
Chemicals		259.3		259.1		258.4		260.5		259.4	11.7	11.3
Plastics and rubber products		56.5		60.3		65.7		64.8		68.3	2.9	3.0
Nonmetallic mineral products		107.8		111.8		114.4		110.9		113.4	5.0	4.9
Primary metals		137.8		143.7		149.1		149.6		164.0	6.7	7.1
Fabricated metal products		65.9		70.6		73.3		68.3		74.0	3.1	3.2
Machinery		77.7		88.0		92.9		94.1		91.2	4.2	4.0
Computers and electronic products		83.6		89.2		89.6		93.1		98.5	4.2	4.3
Electrical equipment, appliances and components		64.6		63.9		65.0		63.7		67.8	2.9	2.9
Transportation equipment		268.9		313.6		357.2		377.3		420.6	17.0	18.3
Furniture and related products		27.3		27.7		28.5		26.8		26.3	1.2	1.1
Miscellaneous		44.7		47.0		47.2		47.2		50.5	2.1	2.2

Total	Ps.	2,016.7	Ps.	2.109.3	Ps.	2,196.1	Ps.	2,218.9	Ps.	2,302.1	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Constant pesos with purchasing power at December 31, 2008.

Source: Banco de México.

The following table shows the percentage change from year to year of industrial manufacturing output by manufacturing sector.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2010	2011(2)	2012(2)	2013(2)	2014(2)	First six months of 2014(2)	First six months of 2015(2)(3)
Food	1.7%	2.2%	2.6%	1.0%	0.9%	1.0%	1.8%
Beverage and tobacco products	0.6	4.6	2.6	(0.5)	4.8	3.8	4.1
Textile mills	10.9	(4.4)	3.1	(2.7)	(3.2)	(4.2)	0.1
Textile product mills	2.5	(2.9)	(0.1)	3.5	5.8	1.4	10.4
Apparel	4.6	0.2	(0.5)	3.3	(3.5)	(0.3)	2.5
Leather and allied products	7.7	(0.7)	3.5	(0.6)	(1.4)	(2.9)	2.1
Wood products	5.5	5.1	13.0	(2.2)	1.1	(1.0)	5.8
Paper	3.7	(0.8)	4.8	2.1	3.2	2.6	3.9
Printing and related support activities	10.0	4.2	(4.1)	(6.9)	(2.4)	(4.1)	(0.1)
Petroleum and coal products	(7.2)	(3.6)	1.1	3.3	(4.5)	(4.0)	(10.0)
Chemicals	(0.4)	(0.1)	(0.3)	0.8	(0.4)	(0.5)	(1.2)
Plastics and rubber products	13.5	6.7	9.0	(1.4)	5.3	5.2	3.9
Nonmetallic mineral products	4.7	3.7	2.3	(3.1)	2.2	0.8	4.3
Primary metals	12.4	4.3	3.8	0.3	9.6	13.1	(4.1)
Fabricated metal products	8.8	7.0	3.9	(6.9)	8.3	3.1	8.5
Machinery	47.2	13.3	5.5	1.4	(3.1)	(1.5)	1.3
Computers and electronic products	3.7	6.7	0.5	3.8	5.8	2.7	6.7
Electrical equipment, appliances and components	10.1	(1.1)	1.7	(2.1)	6.5	3.0	6.9
Transportation equipment	42.2	16.6	13.9	5.6	11.5	11.8	9.2
Furniture and related products	7.1	1.2	2.8	(6.0)	(1.8)	(6.5)	13.6
Miscellaneous	1.9	5.1	0.4	0.0	6.9	6.2	4.8
Total expansion/contraction	8.5	4.6	4.1	1.0	3.7	3.5	3.1

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First six months of 2015 results as compared to the corresponding period of 2014.

Source: INEGI.

During 2010, the manufacturing sector rebounded with an 8.5% expansion in real terms as compared to the contraction experienced in 2009. This was primarily caused by the increase in manufacturing exports. In total, nineteen of Mexico’s twenty-one manufacturing sectors experienced growth during 2010.

According to preliminary figures, the manufacturing sector expanded by 4.6% in real terms during 2011 as compared to 2010. This continued expansion was primarily due to increased demand for manufacturing exports. In total, fourteen of Mexico’s twenty-one manufacturing sectors experienced growth during 2011.

According to preliminary figures, the manufacturing sector expanded by 4.1% in real terms during 2012 as compared to 2011. This expansion was mainly driven by increases in: (1) manufacturing exports (mostly during the first half of the year); and (2) the production of transportation equipment, nonmetallic mineral products, fabricated metal products, plastic and rubber products and primary metal manufacturing. In total, seventeen of Mexico’s twenty-one manufacturing sectors experienced growth during 2012 as compared to 2011.

According to preliminary figures, the manufacturing sector expanded by 1.0% in real terms during 2013 as compared to 2012. This expansion was primarily due to, among other things, an increase in non-automotive manufacturing exports to the United States and an expansion of the mining sector. In particular, manufacturing output for computers and electronic products increased by 3.8% in 2013, as compared to a 0.5% increase in 2012, and manufacturing output for transportation equipment increased by 5.6% in 2013, as compared to a 13.9% increase in 2012. These changes were due to actions taken by the Government through the Programa para el Desarrollo de las Industrias de Alta Tecnología (Program for the Development of High Technology Industries) to boost sales, production, employment, productivity and the competitiveness of high-tech Mexican industries, thereby varying performance in these sectors from year to year. In total, ten manufacturing sectors contracted and eleven sectors expanded in 2013, each as compared to 2012.

According to preliminary figures, the manufacturing sector expanded by 3.7% in real terms during 2014 as compared to 2013. This expansion was primarily due to an increase in the manufacturing of primary metals, and the fabricated metal products and transportation equipment sectors, as well as an increase in manufacturing exports to the United States. Although automotive exports maintained a positive trend, other manufacturing exports continued to have slower growth. In total, eight manufacturing sectors contracted while 13 sectors expanded during 2014, each as compared to 2013.

According to preliminary figures, the manufacturing sector expanded by 3.1% in real terms during the first six months of 2015 as compared to the same period of 2014. This slower growth, as compared to 3.5% expansion of the manufacturing sector during the same period in 2014, was mainly due to the weak performance of manufacturing exports. However, automotive manufacturing exports continued to expand, primarily due to an increase in textile product mills, fabricated metal products and transportation equipment sectors. In total, four manufacturing sectors contracted, and 17 sectors expanded each as compared to the same period of 2014.

Anti-Pollution Legislation

Transportation-related pollution accounts for the vast majority of air pollution in Mexico City and, indirectly, for the vast majority of ozone emissions present in the atmosphere. As a result, curbing transportation-related pollution has become a primary objective of the Government’s anti-pollution programs. Beginning with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards (following the phasing in of catalytic converters). In 1989, Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring one-fifth of the city’s private vehicles to be kept out of circulation each weekday. This program has periodically been expanded to remove cars from circulation two times each week when the Government has detected high levels of pollution in the city. The program was again expanded on July 5, 2008 to regulate driving on Saturdays. This program currently remains in effect in Mexico City for certain vehicles and has been introduced in several other cities. Under the current program, vehicles satisfying emissions standards may be used daily if certain tests are satisfied. In addition, the Mexico City government has also begun using a mobile laboratory to measure the air quality of four locations within Mexico City by monitoring the sulfur dioxide, nitrogen dioxide, carbon monoxide and ozone levels in the atmosphere as part of its efforts to curb air pollution within the city.

In addition to transportation-related pollution, industry-related pollution, mostly caused by industries located within the Valley of Mexico, has also greatly contributed to Mexico’s air pollution levels. While most of the manufacturing sector has relocated to areas outside of the Valley of Mexico, a significant percentage of Mexico’s manufacturing output still originates from plants within this area. The concentration of industry in the Valley of Mexico, together with Mexico City’s variable climate and its surrounding mountains, contribute to high emission levels of: (1) suspended particles; (2) sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil); (3) airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry); (4) carbon monoxide (produced by the incomplete combustion of gasoline); and (5) ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation).

Authorities have also attempted to address industry-related pollution levels in several other ways. For example, the Government has followed a general policy of discouraging the construction of new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara. Authorities have also implemented regulations that require certain types of plants to reduce operations or temporarily close when the concentration of pollutants in the air rises to certain levels. Under this policy initiative, authorities ordered industrial plants in the Valley of Mexico to reduce operations for five days in 2010, six days in 2011, four days in 2012, six days in 2013 and three days in 2014 due to high pollution levels.

Petroleum and Petrochemicals

Energy Reform and Public Bidding

General

For much of its history, PEMEX (as defined below), Mexico’s state-owned oil and gas company, has been the sole participant in the Mexican oil and gas industry. On December 20, 2013, amendments to Articles 25, 27 and 28 of the Constitution introduced reforms to Mexico’s role in regulating and supervising the Mexican oil and gas industry that, among other things, allow the Government to carry out exploration and extraction activities through assignments to, or agreements with, PEMEX and through agreements with other oil and gas companies. For more information on the first round of bidding for participation in the Mexican oil and gas industry, see “The Economy—Legal and Political Reforms—Energy.” As of December 31, 2014, PEMEX remained the largest participant in the industry. For further information on PEMEX and the Mexican oil and gas industry, see “—Petróleos Mexicanos.”

Energy Reform

The amendments to Articles 25, 27 and 28 of the Constitution were published as the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, or the energy reform decree) in the Official Gazette of the Federation and took effect on December 21, 2013. The energy reform decree includes artículos transitorios (transitional articles) that set forth the general framework for the implementing laws, or secondary legislation, which in turn give effect to the energy reform decree. On August 6, 2014, Congress approved the secondary legislation, which was signed into law by President Peña Nieto and published in the Official Gazette of the Federation on August 11, 2014. For further information on the secondary legislation, see “—Petróleos Mexicanos—Energy Reform.”

The Ministry of Energy is responsible for: (1) administering Mexico’s energy policy; (2) awarding and adjudicating assignments to productive state-owned companies; (3) selecting the areas that will be subject to contracts for exploration and extraction with the technical assistance from the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission); (4) issuing permits for oil treatment and refinement and natural gas processing; and (5) establishing the guidelines for public bidding on contracts.

Fiscal Regime

The Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) establishes the fiscal terms to be applied to contracts for exploration and extraction granted by the Government to PEMEX or to other companies in connection with competitive bidding rounds. Specifically, these fiscal terms contemplate the following taxes, duties, royalties and other payments to the Government (in addition to any taxes owed pursuant to the 2014 Federal Revenue Law for the applicable year and other applicable tax laws):

•	Cuota Contractual para la Fase Exploratoria (Exploration Phase Contractual Fee): During the exploration phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas under exploration. After 60 months, this fee increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. The fee amount will be updated on an annual basis in accordance with the NCPI.

•	Regalías (Royalties): Royalty payments to the Government are determined based on the “contractual value” of the relevant hydrocarbons, which is based on a variety of factors, including the type of underlying hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licenses, production-sharing contracts and profit-sharing contracts.

•	Pago del Valor Contractual (Contractual Value Payment): Licenses require a payment calculated as a percentage of the “contractual value” of the hydrocarbons produced, as determined by the Ministry of Finance and Public Credit on a contract-by-contract basis.

•	Porcentaje a la Utilidad Operativa (Operating Profit Payment): Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment is to be made in-kind through delivery of the produced hydrocarbons. In the case of profit-sharing contracts, this payment is to be made in cash.

•	Bono a la Firma (Signing Bonus): Upon execution of a license, a signing bonus is to be paid to the Government in an amount specified by the Ministry of Finance and Public Credit in the relevant bidding terms and conditions.

•	Impuesto por la actividad de Exploración y Extracción de Hidrocarburos (Hydrocarbons Exploration and Extraction Activities Tax): Contracts for exploration and extraction and assignments granted by the Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,500 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of Ps. 6,000 per square kilometer is payable until the relevant contract for exploration and extraction or assignment is terminated.

Under the Hydrocarbons Revenue Law, exploration and production activities associated with contracts for exploration and extraction are not subject to a value added tax.

Petróleos Mexicanos

General

Petróleos Mexicanos, its subsidiary entities and its subsidiary companies (collectively, PEMEX) comprise Mexico’s state-owned oil and gas company. As of the date of this report, the subsidiary entities of Petróleos Mexicanos are Pemex Exploración y Producción (Pemex Exploration and Production, or PEP), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Etileno (Pemex Ethylene), Pemex Fertilizantes (Pemex Fertilizers), Pemex Logística (Pemex Logistics), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals), Pemex-Petroquímica (Pemex-Petrochemicals) and Pemex-Refinación (Pemex-Refining). Each of Petróleos Mexicanos and its subsidiary entities is a public-sector entity of the Government and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico according to the June 2014 special edition of Expansión magazine, and, according to the November 24, 2014 issue of Petroleum Intelligence Weekly, PEMEX is the eighth largest crude oil producer and the thirteenth largest oil and gas company in the world based on data from the year 2013.

PEMEX’s activities are regulated primarily by:

•	the Ley de Hidrocarburos (Hydrocarbons Law), which took effect on August 12, 2014;

•	the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), which took effect, with the exception of certain provisions, on October 7, 2014; and

•	the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on October 31, 2014.

Energy Reform

The secondary legislation arising from the 2013 energy reform has affected and will affect PEMEX’s corporate structure and operations in the following key ways:

•	Third-Party Participation and Contractual Regime: Together, the Hydrocarbons Law and the Hydrocarbons Revenue Law establish a new legal framework for the exploration and extraction of hydrocarbons through assignments and contracts, as well as a new fiscal regime through which the Government will collect revenues from participants in the Mexican hydrocarbons industry. See “—Taxes and Duties—2015 Fiscal Regime” for further information regarding this new fiscal regime.

•	Transformation: Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014—the day on which the Petróleos Mexicanos Law, with the exception of certain provisions, took effect. As a productive state-owned company, Petróleos Mexicanos remains wholly owned by the Government and has the corporate purpose of generating economic value and increasing the income of the Mexican nation while adhering to principles of equity, as well as a social and environmental responsibility.

•	Corporate reorganization: In accordance with the transitional articles of the Petróleos Mexicanos Law, on November 18, 2014, the Board of Directors of Petróleos Mexicanos approved PEMEX’s corporate reorganization, which provides for the formation of the following new subsidiary entities: PEP, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Ethylene, Pemex Fertilizers, Pemex Logistics and Pemex Transformación Industrial (Pemex Industrial Transformation). On March 27, 2015, the Board of Directors of Petróleos Mexicanos adopted acuerdos de creación (creation resolutions) for each of the new subsidiary entities. These creation resolutions were subsequently published in the Official Gazette of the Federation on April 28, 2015. The principal lines of business of each of the new subsidiary entities are or will be as follows:

•	PEP explores for and exploits crude oil and natural gas and transports, stores and markets these hydrocarbons;

•	Pemex Cogeneration and Services uses the heat and steam generated in PEMEX’s industrial processes to generate electrical energy;

•	Pemex Drilling and Services performs drilling services;

•	Pemex Ethylene will separate the ethylene business from Pemex-Petrochemicals in order to take advantage of the integration of the ethylene production chain;

•	Pemex Fertilizers is expected to subsume certain assets of Pemex-Petrochemicals and will integrate the ammonia production chain up to the point of sale of fertilizers;

•	Pemex Industrial Transformation will subsume most of the operations carried out by Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals; and

•	Pemex Logistics will provide land, maritime and pipeline transportation to PEMEX and other companies.

PEP and Pemex Cogeneration and Services were formed and began operating on June 1, 2015, Pemex Drilling and Services, Pemex Ethylene and Pemex Fertilizer were formed and began operating on August 1, 2015 and Pemex Logistics was formed and began operating on October 1, 2015. Effective as of June 1, 2015, PEP became, as a matter of Mexican law, the successor to Pemex-Exploration and Production, the decentralized public entity and former subsidiary entity of Petróleos Mexicanos that was dissolved as of this date. As of the date of this report, Pemex Industrial Transformation has not yet been formed.

•

Special Regime: On December 2, 2014, upon its determination that the new Board of Directors of Petróleos Mexicanos was performing its duties and the mechanisms for PEMEX’s oversight, transparency and accountability had been implemented, the Ministry of Energy formally announced in the Official Gazette of the Federation that the special regime provided for in the Petróleos Mexicanos Law, which governs PEMEX’s activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, budget, debt levels and the state dividend, had taken effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its Productive State-owned Subsidiaries) were published in the Official Gazette of the Federation, and the special regime for acquisitions, leases, services and public works matters came into effect.

Results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013

Based on its audited consolidated financial statements prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), PEMEX’s total sales amounted to Ps. 1,586.7 billion during 2014, a decrease of 1.3% as compared to total sales during 2013 of Ps. 1,608.2 billion. This decrease resulted primarily from lower average sales prices of Mexican crude oil in the international markets and a decrease in the volume of crude oil exports. During 2014, the weighted average Mexican crude oil export price decreased by 12.7%, from U.S. $98.46 per barrel in 2013 to U.S. $86.00 per barrel in 2014.

Domestic sales increased by 3.8% in 2014, from Ps. 910.2 billion in 2013 to Ps. 945.0 billion in 2014, primarily due to increases in the average prices of gasoline, diesel and liquefied petroleum gas. Domestic sales of natural gas increased by 9.9% in 2014, from Ps. 70.8 billion in 2013 to Ps. 77.8 billion in 2014, primarily as a result of an increase in the price of natural gas and despite a 0.4% decrease in the volume of domestic sales of natural gas, from 3,464 million cubic feet per day in 2013 to 3,451 million cubic feet per day in 2014. Domestic sales of petroleum products increased by 3.1%, from Ps. 805.5 billion in 2013 to Ps. 830.5 billion in 2014, primarily due to higher gasoline, diesel and liquefied petroleum gas prices. Domestic sales of petrochemicals (including sales of certain by-products of the petrochemical production process) increased by 8.0%.

Total consolidated export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 8.3% in peso terms in 2014, from Ps. 687.7 billion in 2013 to Ps. 630.3 billion in 2014, primarily due to a 12.7% decrease in the weighted average Mexican crude oil export price and a 4.7% decrease in the volume of crude oil exports in 2014. The volume of crude oil exports decreased by 3.9% in 2014, from 1,188.8 thousand barrels per day in 2013 to 1,142.3 thousand barrels per day in 2014, primarily due to a 3.7% decrease in crude oil production. Crude oil export sales accounted for 87.0% of PEMEX’s total export sales (excluding the trading activities of the PMI Group, which is composed of P.M.I. Comercio Internacional, S.A. de C.V. (or PMI), P.M.I. Trading, Ltd. and their affiliates), as compared to 88.5% in 2013. These crude oil sales decreased in peso terms by 13.4% in 2014, from Ps. 548.4 billion in 2013 to Ps. 475.1 billion in 2014, and decreased in U.S. dollar terms by 16.6% in 2014, from U.S. $42.9 billion in 2013 to U.S. $35.8 billion in 2014. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2014 was U.S. $86.00, which was 12.7% lower than the weighted average price of U.S. $98.46 in 2013.

Export sales of petroleum products, including natural gas and natural gas liquids, increased from 11.2% of PEMEX’s total export sales (excluding the trading activities of the PMI Group) in 2013 to 12.7% of those export sales in 2014. PEMEX’s export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 0.6%, from Ps. 69.1 billion in 2013 to Ps. 69.5 billion in 2014, primarily due to an increase in the volume of fuel oil sold. In U.S. dollar terms, export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 1.9%, from U.S. $5.4 billion in 2013 to U.S. $5.3 billion in 2014.

PEMEX’s export sales of natural gas increased by 50.0%, from Ps. 0.04 billion in 2013 to Ps. 0.06 billion in 2014. This increase was primarily due to an increase in the price and volume of natural gas sold as a result of higher demand in the international market. Petrochemical products accounted for the remainder of PEMEX’s export sales in 2013 and 2014. PEMEX’s export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 22.7% in 2014, from Ps. 2.2 billion in 2013 to Ps. 1.7 billion in 2014, primarily as a result of decreases in the prices and volumes of ammonia, sulfur and styrene. In U.S. dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 23.4% in 2014, from U.S. $171.3 million in 2013 to U.S. $131.2 million in 2014. In 2014, the volume of PEMEX’s exports of petrochemical products decreased by 63.5%, from 1,336.9 thousand metric tons in 2013 to 488.0 thousand metric tons in 2014, mainly due to lower sales of ammonia, sulfur and polyethylenes.

During 2014, PEMEX reported a net loss, as calculated in accordance with IFRS, of Ps. 265.5 billion, as compared to a net loss of Ps. 170.1 billion during 2013. This increase in net loss in 2014 is primarily explained by: (1) a Ps. 77.0 billion foreign exchange loss, which was partially offset by the appreciation of the peso relative to the euro in 2014 as compared to 2013; (2) a Ps. 52.5 billion decrease in other revenues, net; (3) a Ps. 19.6 billion increase in financing cost, net; (4) a Ps. 25.7 billion increase in cost of sales, which was partially offset by the Ps. 118.8 billion decrease in taxes and duties; and (5) a Ps. 21.5 billion decrease in sales.

Results of operations for the first six months ended June 30, 2015 as compared to the six months ended June 30, 2014

Based on its unaudited condensed consolidated interim financial statements for the first six months of 2014 and 2015, PEMEX’s total sales decreased by 27.9%, from Ps. 816.0 billion in the first six months of 2014 to Ps. 588.4 billion in the first six months of 2015. This decrease resulted primarily from a decrease in domestic sales due to the factors described below.

Domestic sales decreased by 23.7% in the first six months of 2015, from Ps. 472.8 billion in the first six months of 2014 to Ps. 360.9 billion in the first six months of 2015, primarily due to decreases in sales prices of fuel oil, natural gas, diesel and gasoline. This decrease was augmented by a decrease in the volume of fuel oil and natural gas sales, as a result of a decrease in demand for both products by the Federal Electricity Commission. Domestic sales of dry natural gas decreased by 42.7% in the first six months of 2015, from Ps. 46.2 billion in the first six months of 2014 to Ps. 26.5 billion in the first six months of 2015, primarily due to a decrease in sales prices and a decrease in the volume of dry natural gas, mainly as a result of a decrease in demand from the Federal Electricity Commission. Domestic sales of petroleum products decreased by 22.0% in the first six months of 2015, from Ps. 407.5 billion in the first six months of 2014 to Ps. 317.9 billion in the first six months of 2015, primarily due to a decrease in the sales price of fuel oil and a decrease in the volume of fuel oil. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 14.1%, from Ps. 19.2 billion in the first six months of 2014 to Ps. 16.5 billion in the first six months of 2015, primarily due to a decrease in the sales prices of styrene and propylene.

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 34.9% in the first six months of 2015, from Ps. 338.9 billion in the first six months of 2014 to Ps. 220.6 billion in the first six months of 2015, primarily due to a decrease in the weighted average price of export crude oil. Crude oil and condensate export sales accounted for 86.2% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2015, as compared to 86.7% in the first six months of 2014. Crude oil and condensate export sales decreased in peso terms by 39.7%, from Ps. 255.3 billion in the first six months of 2014 to Ps. 153.9 billion in the first six months of 2015, primarily due to a decrease in the weighted average export price of the Mexican crude oil basket. The weighted average export price of the Mexican crude oil basket decreased from U.S. $94.80 per barrel in the first six months of 2014 to U.S. $48.20 in the first six months of 2015.

Export sales of petroleum products represented 12.4% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2015, as compared to 12.9% in the first six months of 2014. Export sales of petroleum products decreased by 40.2%, from Ps. 36.6 billion in the first six months of 2014 to Ps. 21.9 billion in the first six months of 2015, primarily due to a decrease in the sales prices of naphtha and fuel oil and a decrease in the volume of these products, respectively.

Petrochemical products accounted for the remainder of export sales, 0.3% and 0.2% in the first six months of 2014 and 2015, respectively (excluding the trading activities of the PMI Group). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 60.0%, from Ps. 1.0 billion in the first six months of 2014 to Ps. 0.4 billion in the first six months of 2015, primarily due to a decrease in the sales prices of certain petrochemical products, such as sulfur, polyethylene and butadiene.

In the first six months of 2015, PEMEX reported a net loss of Ps. 185.2 billion on Ps. 588.4 billion in total sales, as compared to a net loss of Ps. 88.2 billion on Ps. 816.0 billion in total sales in the first six months of 2014. This increase in net loss during the first six months of 2015 is primarily explained by: (1) the 27.9% decrease in total sales, which was only partially offset by a decrease in cost of sales of 3.4%; (2) a decrease in other revenues and expenses, net, primarily due to the fact that PEMEX could no longer credit negative IEPS tax amounts against any tax or duty; (3) an increase in exchange loss; and (4) an increase in derivative financial instruments cost.

Reserves Assigned to PEMEX

Under the Constitution, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation. As of December 31, 2014, PEMEX had been assigned rights to extract and sell hydrocarbon reserves, through the process commonly referred to as Round Zero, corresponding to areas that together contain 95.1% of Mexico’s total proved reserves. PEMEX has the right to extract, but not own, these reserves, and to sell the resulting production. Out of PEMEX’s total proved reserves, 398 million barrels of oil equivalent have been temporarily assigned to PEMEX for a two-year period. As of the date of this report, the exploration and development activities of Petróleos Mexicanos and its subsidiary entities and subsidiary companies are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and Government regulations.

PEMEX estimates its reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the Society of Petroleum Engineers’ (or the SPE) publication titled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure histories.

Reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the date of an estimate may lead to the revision of an estimate.

PEMEX’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 7.1% in 2014, from 11,079 million barrels as of December 31, 2013 to 10,292 million barrels as of December 31, 2014. PEMEX’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 3.0% in 2014, from 7,360 million barrels as of December 31, 2013 to 7,141 million barrels as of December 31, 2014. These decreases were principally due to the fact that PEMEX was assigned less than 100% of Mexico’s total proved reserves in connection with Round Zero, as well as a decrease in field development activities, as 265 fewer wells were completed in 2014 than in 2013. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2014 was insufficient to offset the level of production in 2014, which amounted to 1,001 million barrels of crude oil, condensates and liquefiable hydrocarbons.

PEMEX’s total proved developed and undeveloped dry gas reserves decreased by 11.5% in 2014, from 12,273 billion cubic feet as of December 31, 2013 to 10,859 billion cubic feet as of December 31, 2014. PEMEX’s proved developed dry gas reserves decreased by 9.7% in 2014, from 7,461 billion cubic feet as of December 31, 2013 to 6,740 billion cubic feet as of December 31, 2014. These decreases were also principally due to the fact that PEMEX was assigned less than 100% of Mexico’s total proved reserves in connection with Round Zero, as well as a decrease in field development activities. The amount of dry gas reserves added in 2014 was insufficient to offset the level of production in 2014, which amounted to 1,511 billion cubic feet of dry gas. PEMEX’s proved undeveloped dry gas reserves decreased by 14.4% in 2014, from 4,811 billion cubic feet as of December 31, 2013 to 4,119 billion cubic feet as of December 31, 2014.

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of its proved reserves as determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2014

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,141	6,740
Proved undeveloped reserves	3,151	4,119

Total proved reserves	10,292	10,859

Note: Numbers may not total due to rounding.

(1)	PEMEX does not produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: PEMEX.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2012	2013	2014
	(in millions of barrels)
Proved developed and undeveloped reserves
As of January 1	11,362	11,424	11,079
Revisions(2)	1,012	630	95
Extensions and discoveries	103	62	119
Production	(1,053)	(1,037)	(1,001)

As of December 31	11,424	11,079	10,292

Proved developed reserves at December 31	7,790	7,360	7,141
Proved undeveloped reserves at December 31	3,634	3,719	3,151

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.

Source: PEMEX.

Dry Gas Reserves

	2012	2013	2014
	(in billions of cubic feet)
Proved developed and undeveloped reserves
As of January 1	12,734	12,713	12,273
Revisions(1)	1,377	1,010	4
Extensions and discoveries	162	89	93
Production(2)	(1,560)	(1,539)	(1,511)

As of December 31	12,713	12,273	10,859

Proved developed reserves at December 31	7,951	7,461	6,740
Proved undeveloped reserves at December 31	4,762	4,811	4,119

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: PEMEX.

Exploration and Drilling

PEMEX seeks to identify new oil reservoirs through its exploration program in order to increase the future replacement rate of proved reserves. In 2014, the replacement rate for proved hydrocarbon reserves was 49.8%, which was 18.0 percentage points lower than the 2013 replacement rate of 67.8%. The reserves replacement rate was less than 100% in 2014 due to a decline in PEMEX’s proved reserves during this period. From 1990 to 2014, PEMEX completed 12,725 exploration and development wells. During 2014, PEMEX’s average success rate for exploratory wells was 33.0%, and its average success rate for development wells was 95.0%. From 2010 to 2014, PEMEX discovered 19 new crude oil fields and 28 new natural gas fields, bringing the total number of its crude oil and natural gas producing fields to 428 at the end of 2014.

PEMEX’s exploration program for 2014 was comprised of exploration in both onshore and offshore regions, including the deep waters of the Gulf of Mexico. These exploratory activities yielded 85.2 million barrels of oil equivalent of proved reserves in 2014. Two fields that contain non-associated gas were discovered. PEMEX continued its main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. PEMEX acquired 6,150 square kilometers of three-dimensional seismic data in 2014, of which 5,036 square kilometers, or 81.9%, were in the deep waters of the Gulf of Mexico, and 3,258 square kilometers of two-dimensional seismic data. During 2014, PEMEX successfully delineated four fields in the Gulf of Mexico, a process which involves the drilling of several wells to determine the extent of the reserves found at each field. Nevertheless, as of the date of this report, PEMEX has not yet recognized proved reserves for these fields, as the necessary facilities for development are not yet in place.

The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2014, all of which occurred in Mexican territory.

	Year ended December 31,
	2010	2011	2012	2013	2014
Wells initiated(1)	994	1,000	1,290	705	474
Exploratory wells initiated(1)	40	32	36	40	20
Development wells initiated(1)	954	968	1,254	665	454
Wells drilled(2)	1,303	1,034	1,238	817	535
Exploratory wells	39	33	37	38	24
Productive exploratory wells(3)	23	16	21	23	8
Dry exploratory wells	16	17	16	15	16
Success rate %	59	48	57	61	33
Development wells	1,264	1,001	1,201	779	511
Productive development wells	1,200	955	1,159	747	484
Dry development wells	64	46	42	32	26
Success rate %(4)	95	95	97	96	95
Producing wells (annual averages)	7,476	8,315	9,439	9,836	9,558
Marine region	477	500	537	559	581
Southern region	1,067	1,136	1,230	1,340	1,420
Northern region	5,932	6,679	7,672	7,937	7,557
Producing wells (at year end)(5)	7,414	8,271	9,476	9,379	9,077
Crude oil	4,406	5,193	6,188	6,164	5,598
Natural gas	3,008	3,078	3,288	3,215	3,479
Producing fields	405	416	449	454	428
Marine region	34	36	38	42	45
Southern region	98	99	101	102	97
Northern region	273	281	310	310	286
Drilling rigs	130	128	136	139	136
Kilometers drilled	2,532	2,494	3,007	1,627	1,413
Average depth by well (meters)	2,605	2,418	2,429	2,710	2,738
Discovered fields(6)	5	8	9	10	2
Crude oil	2	4	2	5	—
Natural gas	3	4	7	5	2
Crude oil and natural gas output by well (barrels of oil equivalent per day)	508	448	392	371	370
Total developed acreage (km2)(7)	8,463	8,536	8,652	8,706	8,339
Total undeveloped acreage (km2)(7)	828	987	1,040	977	1,278

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells.
(4)	Excludes injector wells.
(5)	All productive wells, and all other wells referred to in this table, are “net,” because, as of December 31, 2014, PEMEX did not grant others any fractional working interests in any wells that it owns; PEMEX also had not acquired any fractional working interest in wells owned by others as of December 31, 2014.
(6)	Includes only fields with proved reserves.
(7)	All acreage is “net,” because, as of the date of this report, PEMEX neither grants others fractional interests nor enters into other types of production-sharing arrangements.

Source: PEMEX.

Production and Refining

PEMEX primarily produces four types of crude oil: Altamira, a heavy crude oil; Maya, a heavy crude oil; Isthmus, a light crude oil; and Olmeca, an extra-light crude oil. Most of PEMEX’s production consists of Isthmus and Maya crude oil. In 2014, 52.0% of PEMEX’s total production of crude oil consisted of heavy crude oil and 48.0% consisted of light and extra-light crude oil. In 2014, PEMEX produced an average of 2,428.8 thousand barrels per day of crude oil, 3.7% less than its average production in 2013 of 2,522.1 thousand barrels per day of crude oil. The decrease in 2014 resulted primarily from the decrease of production in the Cantarell, Aceite Terciario del Golfo (or ATG), Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects.

PEMEX’s average natural gas production increased by 2.5% in 2014, from 6,370 million cubic feet per day in 2013 to 6,532 million cubic feet per day in 2014, while the average wet natural gas processed by PEMEX decreased by 1.4%, from 4,404 million cubic feet per day in 2013 to 4,343 million cubic feet per day in 2014.

In 2014, PEMEX produced 1,206 thousand barrels per day of refined products (including dry gas byproducts of the refining process) as compared to 1,276 thousand barrels per day of refined products in 2013. The 5.5% decrease in refined products production was primarily due to a 5.5% decrease in the volume of crude oil supplied by producing fields, which, in turn, resulted from the 3.7% decrease in crude oil production in 2014.

The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals for the five years ended December 31, 2014.

Production

	Year Ended December 31,
	2010	2011	2012	2013	2014
Crude oil(1) (tbpd)	2,577	2,553	2,548	2,522	2,429
Natural gas (mmcfpd)	7,020	6,594	6,385	6,370	6,532
Refined products (tbpd)	1,229	1,190	1,226	1,276	1,206
Petrochemicals (ttpy)	13,188	12,384	10,693	11,478	11,319

Notes: Numbers may not total due to rounding.

tbpd = thousand barrels per day.

mmcfpd = million cubic feet per day.

ttpy = thousand tons per year.

(1)	Includes natural gas liquids.

Source: PEMEX and Base de Datos Institucional de Pemex (Pemex’s Institutional Database).

Petrochemicals

PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethane derivatives, including ethylene, aromatics and their derivatives, and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and muriatic acid). PEMEX’s total petrochemical production decreased by 1.4% in 2014, from 11,478 thousand tons in 2013 to 11,319 thousand tons in 2014.

Commercial Activities

Besides crude oil and natural gas, PEMEX markets a full range of refined products in Mexico, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

PEMEX sells approximately 47.0% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.19 million barrels per day in 2013 and 1.14 million barrels per day in 2014). Net exports of crude oil, natural gas, petroleum products and petrochemical products averaged U.S. $23.0 billion per year between 2010 and 2013, and were U.S. $15.1 billion in 2014.

The following table sets forth the average volume of PEMEX’s exports and imports of crude oil, natural gas, petroleum products and petrochemical products for the five years ended December 31, 2014 and the percentage change between 2013 and 2014.

Volume of Exports and Imports

	Year ended December 31,					2014
	2010	2011	2012	2013	2014	vs. 2013
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	211.7	202.9	193.7	98.6	91.2	(7.5)
Isthmus	74.9	99.3	99.4	102.7	133.7	30.2
Altamira	8.6	14.0	18.8	19.9	27.2	36.7
Maya(1)	1,065.3	1,021.6	943.7	967.6	890.1	(8.0)

Total crude oil	1,360.5	1,337.8	1,255.5	1,188.8	1,142.3	(3.9)

Natural gas(2)	19.3	1.3	0.9	3.1	4.1	32.3
Petroleum products	194.5	175.9	152.6	164.5	193.5	17.6
Petrochemical products(3)(4)	697.6	442.9	1,344.7	1,336.9	488.0	(63.5)
Imports
Natural gas:
Natural gas(2)	535.8	790.8	1,089.3	1,175.4	1,250.4	6.4
Liquefied natural gas(2)(5)	—	—	—	114.3	107.4	(6.0)

Total natural gas	535.8	790.8	1,089.3	1,289.7	1,357.8	5.3

Petroleum products	627.9	631.9	570.9	516.2	633.5	22.7
Petrochemical products(3)(6)	394.9	224.9	445.1	287.8	332.7	15.6

Note: Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.

(1)	Includes 3,000 barrels per day of Talam crude oil in 2014.
(2)	Numbers expressed in mmcfpd.
(3)	Numbers expressed in ttpy.
(4)	Includes propylene.
(5)	In 2013, PEMEX began importing liquefied natural gas through Manzanillo.
(6)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics as of January 20, 2015, and PEMEX.

The following table sets forth the value of exports and imports of crude oil, natural gas, petroleum products and petrochemical products for the five years ended December 31, 2014 and the percentage change between 2013 and 2014.

Value of Exports and Imports(1)

	Year ended December 31,										2014
	2010		2011		2012		2013		2014		vs. 2013
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S.$	6,149.2	U.S.$	8,133.0	U.S.$	7,753.7	U.S.$	3,883.9	U.S.$	3,124.3	(19.6)
Isthmus		2,148.9		3,849.1		3,904.4		3,928.1		4,563.3	16.2
Altamira		216.3		492.7		661.6		683.7		807.4	18.1
Maya(2)		27,471.1		36,904.9		34,466.5		34,227.4		27,360.4	(20.1)

Total crude oil(3)	U.S.$	35,985.4	U.S.$	49,379.6	U.S.$	46,786.2	U.S.$	42,723.2	U.S.$	35,855.4	(16.1)
Natural gas		31.9		1.6		0.6		2.8		4.8	71.4
Petroleum products		5,133.3		6,277.5		5,538.0		5,817.2		5,868.6	0.9
Petrochemical products		272.1		298.6		362.9		234.0		166.9	(28.7)

Total natural gas and products	U.S.$	5,437.3	U.S.$	6,577.7	U.S.$	5,901.5	U.S.$	6,054.0	U.S.$	6,040.3	(0.2)

Total exports	U.S.$	41,422.7	U.S.$	55,957.3	U.S.$	52,687.7	U.S.$	48,777.2	U.S.$	41,895.7	(14.1)

Imports
Natural gas	U.S.$	939.2	U.S.$	1,272.2	U.S.$	1,216.2	U.S.$	1,728.7	U.S.$	2,197.3	27.1
Liquefied natural gas(4)		—		—		—		766.6		621.9	(18.9)

Total natural gas	U.S.$	939.2	U.S.$	1,272.2	U.S.$	1,216.2	U.S.$	2,495.3	U.S.$	2,819.3	13.0

Petroleum products		20,317.3		28,019.1		27,272.4		23,916.8		23,553.7	(1.5)
Petrochemical products		302.5		277.5		526.9		322.3		373.3	15.8

Total imports	U.S.$	21,559.0	U.S.$	29,568.9	U.S.$	29,015.4	U.S.$	26,734.4	U.S.$	26,746.3	0.0

Net exports	U.S.$	19,863.7	U.S.$	26,388.5	U.S.$	23,672.3	U.S.$	22,042.8	U.S.$	15,149.4	(31.3)

Note:	Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in PEMEX’s financial statements because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Includes Talam crude oil in 2014.
(3)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.
(4)	In 2013, PEMEX began importing liquefied natural gas through Manzanillo.

Source: PMI operating statistics as of January 20, 2015, which are based on information in bills of lading, and PEMEX.

The following table sets forth the average price per barrel of crude oil exported by PEMEX for the five years ended December 31, 2014.

Crude Oil Prices

	Year ended December 31,
	2010		2011		2012		2013		2014
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	79.58	U.S.$	109.83	U.S.$	109.38	U.S.$	107.92	U.S.$	93.83
Isthmus		78.63		106.22		107.25		104.76		93.53
Maya		70.65		98.97		99.98		96.91		84.36
Altamira		68.80		96.60		96.29		94.35		81.35
Weighted average realized price	U.S.$	72.46	U.S.$	101.13	U.S.$	101.82	U.S.$	98.46	U.S.$	86.00

Source: PMI operating statistics as of January 20, 2015.

The following table sets forth PEMEX’s crude oil export sales by country for the five years ended December 31, 2014.

Crude Oil Exports by Country

	Percentage of Exports
	2010	2011	2012	2013	2014
United States	83.8%	81.8%	76.2%	72.1%	69.4%
Spain	8.9	8.3	13.2	14.4	14.2
India	1.7	2.8	6.0	8.2	7.0
Canada	1.8	1.5	1.8	1.9	1.8
China	1.9	2.7	0.8	1.6	1.2
Others	2.0	2.8	2.0	1.8	6.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.

Source: PMI operating statistics as of January 20, 2015.

Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (OPEC), it has on certain occasions announced increases and decreases in PEMEX’s crude oil exports in line with production revisions made by other oil producing countries, in order to contribute to the stabilization of crude oil prices. However, PEMEX has not changed its export goals because of announcements by OPEC since 2004, and Mexico has no current plans to change PEMEX’s current level of crude oil exports.

Crude oil exports decreased by 3.9% in 2014, from 1,188.8 thousand barrels per day in 2013 to 1,142.3 thousand barrels per day in 2014, mainly due to a 3.7% decrease in crude oil production.

PEMEX imports natural gas to satisfy shortfalls in production and to meet demand in areas of northern Mexico that, due to their distance from PEMEX’s fields, can be supplied more efficiently by importing natural gas from the United States. PEMEX imported 1,357.8 million cubic feet per day of natural gas in 2014, an increase of 5.3% from the 1,289.7 million cubic feet per day imported in 2013, primarily due to lower availability of sour wet natural gas and dry gas from PEMEX’s fields. PEMEX exported 4.1 million cubic feet per day of natural gas in 2014, an increase of 32.3% as compared to natural gas exports in 2013 of 3.1 million cubic feet per day, primarily as a result of an increase in the temporary surplus of natural gas that was originally designated for domestic consumption and subsequently used for export.

In 2014, imports of petroleum products decreased in value by 1.5%, primarily due to decreased domestic demand for regular gasoline, which resulted from the national refining system’s increased production of this type of gasoline as compared to previous years. Exports of petroleum products increased in value by 0.9% in 2014, primarily due to increased sales of fuel oil. PEMEX’s net imports of petroleum products for 2014 totaled U.S. $17,685.1 million, which represents a 2.3% decrease from its net imports of petroleum products of U.S. $18,099.6 million in 2013. In 2014, imports of petroleum products increased in volume by 22.7%, from 516.2 thousand barrels per day in 2013 to 633.5 thousand barrels per day in 2014, and exports of petroleum products increased in volume by 17.6%, from 164.5 thousand barrels per day in 2013 to 193.5 thousand barrels per day in 2014.

In 2014, the volume of exports of petrochemical products decreased by 63.5%, from 1,336.9 thousand metric tons in 2013 to 488.0 thousand metric tons in 2014, while imports of petrochemical products increased by 15.6%, from 287.8 thousand metric tons in 2013 to 332.7 thousand metric tons in 2014. Petrochemical exports decreased in 2014, mainly due to lower sales of ammonia, sulfur and polyethylenes. Imports of petrochemical products increased in 2014, primarily due to higher demand for catalysts, methanol, butene-1, hexane-1 and toluene, among others.

As of December 31, 2014, PMI had 36 customers in 14 countries. Among these countries, the largest proportion of PEMEX’s exports has consistently been to customers in the United States, Spain, India, Canada and China. Since 2009, PEMEX’s crude oil export sales to the United States and Canada as a percentage of PEMEX’s total crude oil export sales have declined, while the proportion of crude oil export sales to countries in Europe and Asia, particularly Spain and India, has increased. In 2013, 72.1% of PEMEX’s crude oil exports were to customers located in the United States, which represents a 4.1% decrease as compared to 2012. The decrease in PEMEX’s crude oil exports to the United States can be attributed mainly to the steady increase of domestic production of light and extra-light crude oil in the United States, primarily as a result of shale discoveries and advances in technology that have made extraction of oil from shale rock commercially viable. In response to the increased availability of light crude oil in the U.S. Gulf of Mexico and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution (with a particular emphasis on crude oil exports to Spain and India) and renewed its strategy to diversify and strengthen the presence of Mexican crude oil in the international market. In January 2014, PMI began exporting Olmeca crude oil to European countries other than Spain. As part of PEMEX’s initiative to increase export sales of crude oil to East Asia, PMI also began exporting Isthmus and Maya crude oil to South Korea in January 2015.

Capital Expenditures and Investments

The following table shows PEMEX’s capital expenditures, excluding maintenance, for each of the five years ended December 31, 2014, and the budget for these expenditures for 2015 and 2016. Capital expenditure amounts are derived from PEMEX’s budgetary records, which record such amounts on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in PEMEX’s financial statements prepared in accordance with IFRS.

Capital Expenditures

	Year ended December 31,(1)										Budget		Budget
	2010		2011		2012		2013		2014		2015(2)		2016
	(in millions of pesos)(3)
Pemex-Exploration and Production	Ps.	194,838	Ps.	177,059	Ps.	193,801	Ps.	212,556	Ps.	222,069	Ps.	182,633	Ps.	190,933
Pemex-Refining		22,636		25,157		28,944		29,794		39,767		41,936		42,870
Pemex-Gas and Basic Petrochemicals		3,887		3,019		4,468		5,405		7,549		6,825		4,421
Pemex-Petrochemicals		2,462		2,426		2,892		4,003		4,765		3,976		4,637
Petróleos Mexicanos		206		717		943		1,707		3,006		1,842		1,740

Total capital expenditures	Ps.	224,029	Ps.	208,378	Ps.	231,048	Ps.	253,465	Ps.	277,156	Ps.	237,212	Ps.	244,601

Note:	Numbers may not total due to rounding.

(1)	Does not include capitalized interest for the years 2010, 2011, 2012, 2013, 2014, 2015 or 2016.
(2)	Amended budget, as approved by the Board of Directors of Petróleos Mexicanos on February 13, 2015.
(3)	Figures for 2010, 2011, 2012, 2013 and 2014 are stated in nominal pesos. Figures for 2015 and 2016 are stated in constant 2015 pesos.

Source: Petróleos Mexicanos.

2014 Capital Expenditures. In nominal peso terms, PEMEX’s capital expenditures for exploration and production were Ps. 222,069 million in 2014, as compared to Ps. 212,556 million in 2013, representing a 4.5% increase in nominal terms. Of PEMEX’s total capital expenditures, Ps. 34,232 million was directed to the Ku-Maloob-Zaap fields, Ps. 19,638 million was directed to the Tsimin-Xux project, Ps. 18,943 million was directed to the ATG project, Ps. 18,276 million was directed to the Cantarell fields, Ps. 12,829 million was directed to the Crudo Ligero Marino project, Ps. 11,695 million was used for development of the Burgos natural gas fields (including Ps. 3,208 million of investments made through the Financed Public Works Contracts Program), Ps. 10,618 million was directed to the Chuc project, Ps. 8,840 million was directed to the Antonio J. Bermúdez fields, Ps. 7,020 million was directed to the Ogarrio-Sánchez Magallanes project and Ps. 5,348 million was directed to the Delta del Grijalva fields. During 2014, expenditures for these ten projects amounted to 66.4% of all of PEMEX’s capital expenditures for exploration and production. The remaining 33.6% amounted to Ps. 74,630 million in nominal terms, which was directed to the 16 remaining projects, as well as to other exploratory projects and administrative and technical support.

In 2014, Pemex-Refining invested Ps. 39,767 million in capital expenditures, 33.5% more than its Ps. 29,794 million of capital expenditures in 2013. Of this total investment, Pemex-Refining allocated Ps. 7,814 million to fuel quality investments, Ps. 1,310 million to the residual conversion from the Salamanca refinery, Ps. 1,077 million to the reconfiguration of the Miguel Hidalgo refinery in Tula, Ps. 468 million to a new refinery in Tula, Ps. 275 million to the Tuxpan pipeline and corresponding storage and distribution terminals and Ps. 28,823 million to investments related to other projects.

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 7,549 million in 2014, as compared to Ps. 5,405 million in 2013, in projects primarily related to natural gas and condensates processing, as well as for the transportation and storage of other products.

Pemex-Petrochemicals invested Ps. 4,765 million on capital expenditures in 2014, which was allocated among the ongoing projects listed as follows: Ps. 539 million for the modernization and expansion of the production capacity of the first phase at the Cangrejera petrochemical complex, which involves the use of new technology in the conversion of naphthas to aromatics, such as the use of a continuous catalytic regeneration reactor; Ps. 480 million for the rehabilitation of the ammonia plant IV and integration and auxiliary services for the Cosoleacaque petrochemical complex; Ps. 205 million for the modernization of the fire protection network at the Cangrejera petrochemical complex; Ps. 173 million for the infrastructure for maintenance and industrial services areas; Ps. 162 million for the conditioning of the infrastructure for storage areas to maintain production at the Cangrejera petrochemical complex; Ps. 142 million to improve the efficiency in storage and distribution I; Ps. 136 million for maintaining the production capacity of the ethane derivatives chain II at the Morelos petrochemical complex; Ps. 120 million for the modernization and optimization of infrastructure and auxiliary services I at the Pajaritos petrochemical complex; Ps. 116 million for the expansion and modernization of the ethane derivatives chain I at the Morelos petrochemical complex in order to increase, over time, production of ethylene oxide from 225 thousand tons per year to 360 thousand tons per year; Ps. 114 million for maintaining the production capacity of auxiliary services II; Ps. 113 million for maintaining the production capacity of auxiliary services III at the Cangrejera petrochemical complex; Ps. 98 million for refurbishing facilities at the Morelos petrochemical complex in order to improve security; Ps. 89 million for maintaining the production capacity of the ethane derivatives chain IV at the Morelos petrochemical complex; Ps. 69 million for maintaining the production capacity of the ethane derivatives chain II at the Cangrejera petrochemical complex; Ps. 52 million for maintaining the production capacity of the ethane derivatives chain III at the Morelos petrochemical complex; Ps. 49 million for maintaining the production capacity of the ethylene plant at the Cangrejera petrochemical complex; Ps. 28 million for safety and environmental protection at the Morelos petrochemical complex; Ps. 11 million for the modernization and optimization of auxiliary services infrastructure I at the Morelos petrochemical complex; Ps. 7 million for maintaining the production capacity, storage and distribution of ammonia and the refurbishing of auxiliary services equipment at the ammonia plant V at the Cosoleacaque petrochemical complex; Ps. 6 million for a cogeneration plant in the auxiliary services at the Morelos petrochemical complex; Ps. 5 million for a cogeneration plant in the auxiliary services at the Cangrejera petrochemical complex; Ps. 1 million for maintaining the production capacity of the aromatics train II at the Cangrejera petrochemical complex; and Ps. 2,050 million for other sustainability, safety, modernization, optimization and infrastructure projects.

2015 Budget Adjustment. Since mid-2014, the international reference prices of crude oil have fluctuated significantly. During 2014, the Mexican crude oil export price rose to more than U.S. $100.00 per barrel and the weighted average price was U.S. $86.00 per barrel. Based on its estimate that the weighted average Mexican crude oil export price would be U.S. $79.00 per barrel, Congress initially approved PEMEX’s Ps. 540.0 billion capital expenditures budget for 2015. By the end of February 2015, the weighted average Mexican crude oil export price fell to approximately U.S. $49.00 per barrel, and in January 2015 it decreased to as low as U.S. $37.36 per barrel. Given this significant decrease in oil prices and adverse global economic conditions, the Government announced that it would cut public spending by approximately Ps. 124.3 billion in 2015.

Accordingly, on February 13, 2015, the Board of Directors of Petróleos Mexicanos approved a Ps. 62.0 billion, or 11.5%, budget reduction in order to meet PEMEX’s financial balance goal. This budget adjustment is expected to result in delays of certain of PEMEX’s projects; however, PEMEX expects to maintain its medium- and long-term growth plans without the need to incur more indebtedness than the amount included in its approved financing program for 2015. The budget adjustment approved by the Board of Directors of Petróleos Mexicanos was based on the guiding principles of: minimizing the impact on PEMEX’s crude oil and gas production and PEMEX’s reserves replacement rate; maintaining PEMEX’s capacity to supply petroleum products in the domestic market; minimizing the impact on the safety and reliability of PEMEX’s facilities and PEMEX’s compliance with environmental regulations; and minimizing the potential impact on PEMEX’s future competitiveness in the domestic petroleum products market. In addition, pursuant to the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos approved the implementation of the Programa de Austeridad y Uso Racional de Recursos (Austerity and Rational Use of Resources Program) with the aim of generating additional savings throughout the year.

In connection with the budget adjustment, PEMEX reached an agreement with the Sindicato Nacional de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union) to implement a cost-savings program that is expected to decrease operating costs associated with personnel services by Ps. 10.0 billion in 2015. This decrease represents 16.1% of PEMEX’s total budget adjustment for 2015. PEMEX’s revised budget for 2015 includes a total of Ps. 237.2 billion in constant 2015 pesos for capital expenditures. PEMEX expects to direct Ps. 182.6 billion (or 77.0% of its total capital expenditures) to exploration and production programs in 2015. This significant investment in exploration and production activities reflects PEMEX’s focus on maximizing the potential of hydrocarbon reserves as it begins operating under the new framework established by the secondary legislation.

Equity and Dividends

In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt—External Debt Restructuring and Debt Service Reduction Transactions,” U.S. $7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contribution “A” (equity participation certificates). As a condition to the capitalization, Petróleos Mexicanos agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt. The total dividend to the Government in respect of the Certificates of Contribution “A” was approved annually by the Board of Directors of Petróleos Mexicanos after the close of each fiscal year. In each quarter until January 2007, Petróleos Mexicanos made advance payments to the Government that totaled a prorated portion of the minimum guaranteed dividend. Following a payment of Ps. 4,270 million in January 2007, and because Petróleos Mexicanos’ obligation to pay minimum guaranteed dividends was fully performed, no further advance payments on the minimum guaranteed dividend are payable to the Government.

On January 27, 2014, the Government contributed Ps. 2.0 billion to the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund). PEMEX recognized this contribution as a Ps. 2.0 billion increase in Government contributions to Petróleos Mexicanos. On December 23, 2014, Petróleos Mexicanos made a Ps. 70.0 billion payment to the Government. This payment was made pursuant to a request by the Ministry of Finance and Public Credit in accordance with Article 6 of the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for the Fiscal Year 2014, or the 2014 Federal Revenue Law), Article 26 of the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) and the fourteenth transitional article of the Petróleos Mexicanos Law. This withdrawal was partially offset by the Ps. 20.0 billion equity contribution made by the Government to Petróleos Mexicanos in the form of Certificates of Contribution “A” on December 26, 2014. The net effect of this withdrawal and contribution was a Ps. 50.0 billion decrease in PEMEX’s equity. As of December 31, 2013 and 2014, the balance of Government contributions to Petróleos Mexicanos was Ps. 115.3 billion and Ps. 43.7 billion, respectively. As of December 31, 2013 and 2014, the total amount of contributions in the form of Certificates of Contribution “A” was Ps. 114.6 billion and Ps. 134.6 billion, respectively.

On January 19, 2015, the Government made an equity contribution of Ps. 10.0 billion to Petróleos Mexicanos in accordance with the Federal Law of Budget and Fiscal Accountability, as amended. PEMEX recognized this payment as a Ps. 10.0 billion increase in Government contributions to Petróleos Mexicanos.

Taxes and Duties

i.	General

PEMEX pays a number of special hydrocarbon taxes and duties to the Government, in addition to the other taxes and duties paid by some of the subsidiary companies. PEMEX contributed approximately 32.2% of the Government’s revenues in 2013 and 30.4% in 2014.

The fiscal regime in effect for Petróleos Mexicanos and its subsidiary entities for 2014 (or the 2014 fiscal regime) became effective in 2006 and was subsequently modified from time to time. The secondary legislation enacted in August 2014 sets forth a new fiscal regime applicable to the new contractual arrangements that will govern exploration and extraction activities conducted in Mexico beginning on January 1, 2015 (or the 2015 fiscal regime), as well as a new state dividend to be paid by Petróleos Mexicanos and its subsidiary entities beginning on January 1, 2016.

ii.	2014 Fiscal Regime

Under the 2014 fiscal regime, the taxation of Pemex-Exploration and Production was governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities were governed by the 2014 Federal Revenue Law.

In 2014, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)	A rate of 71.5% applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applied to all crude oil and natural gas production other than production (1) from fields located in the Paleocanal de Chicontepec, (2) from fields located in the deep waters of the Gulf of Mexico and (3) in excess of an annual “base” level of production from specified marginal fields. Deduction of costs could not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas.

Derecho Especial sobre Hidrocarburos (Special Hydrocarbons Duty)	A rate of 30% or 36% applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and to the value of production in excess of base production from marginal fields, minus in each case certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions), subject to the limit established by the Federal Duties Law, which was U.S. $36.86 per barrel of oil equivalent in 2014.

Derecho sobre Extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)	A rate of 15% applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and to the annual production in excess of an annual “base” level of production from marginal fields.

Derecho Adicional sobre Hidrocarburos (Additional Duty on Hydrocarbons)	A rate of 52% applied to the value resulting from the multiplication of (1) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil was extracted, and a threshold price of U.S. $68.04 for 2014, by (2) the extracted volume for the relevant year. This duty applied only to fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico and production in excess of base production from marginal fields, and only if the Mexican crude oil export price per barrel of the extracted crude oil was greater than the threshold price. The threshold price at which the duty took effect was adjusted in 2014 to take account of inflation, as measured by the change in the U.S. producer price index.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)	Rates between 1% and 10% applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for 2014 exceeded U.S. $22.00 per barrel. These rates applied to all crude oil production other than production (1) from fields located in the Paleocanal de Chicontepec, (2) from fields located in the deep waters of the Gulf of Mexico and (3) in excess of an annual “base” level of production from specified marginal fields.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.65% of the value of extracted crude oil and natural gas production applied in 2014.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% applied in 2014 to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)	A rate of 13.1% applied to the value resulting from the multiplication of (1) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, by (2) the annual export volume. The budgeted crude oil price for 2014 was U.S. $85.00 per barrel. The Extraordinary Duty on Crude Oil Exports did not have an impact on PEMEX’s cash outflows in 2014 because it was credited against the Hydrocarbons Duty for the Stabilization Fund.

Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons).	A rate of 0.03% applied to the value of extracted production of crude oil and natural gas.

For purposes of the duties mentioned above, the Federal Duties Law defines “deep water fields” as those located in waters with an average depth of 500 meters or greater and defines “marginal fields” as those fields that are abandoned or in the process of being abandoned. In 2014, 103 fields were categorized as marginal fields by the Ministry of Finance and Public Credit.

In 2014, the fiscal regime applicable to Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consisted of the following taxes:

Impuesto a los Rendimientos Petroleros (Hydrocarbons Income Tax)	A tax rate of 30% applied to the net income of Petróleos Mexicanos and its subsidiary entities other than Pemex-Exploration and Production, as determined in accordance with the 2014 Federal Revenue Law.

Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS Tax)	The IEPS tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collected on behalf of the Government. The IEPS tax on the sale of gasoline and diesel was equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers’ margin and freight costs). Thus, the Government ensured that PEMEX retained an amount reflecting the international prices (adjusted as described above) of these products, while the Government collected the difference between the international prices and the prices at which these products were sold in Mexico.

Between 2005 and 2014, some rates were negative as a result of the rules to calculate this tax rate. The Federal Revenue Law for each of the fiscal years of 2006 to 2014 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes during 2014 were credited in accordance with such rules.

Impuesto Especial sobre Producción y Servicios a beneficio de entidades federativas, municipios y demarcaciones territoriales (IEPS Tax in favor of states, municipalities and territories)	This tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collected on behalf of the Government. The applicable rates for the tax were 36 cents per liter of Magna gasoline, 43.92 cents per liter of Premium gasoline and 29.88 cents per liter of diesel. The resources obtained were allocated to states, municipalities and territories, as provided in the Ley de Coordinación Fiscal (Tax Coordination Law).

IEPS sobre Combustibles Fósiles (IEPS Tax on Fossil Fuels)	Pemex-Refining and Pemex-Gas and Basic Petrochemicals collected, on behalf of the Government, an IEPS tax on the sale of fossil fuels. The applicable rates were as follows: 5.91 cents per liter for propane; 7.66 cents per liter for butane; 10.38 cents per liter for gasoline and aviation gasoline; 12.40 cents per liter for jet fuel and other kerosene; 12.59 cents per liter for diesel; 13.45 cents per liter for fuel oil; and Ps. 15.60 per ton for petroleum coke.

In 2014, PEMEX paid total taxes and duties in the amount of Ps. 746.1 billion (47.0% of total sales), as compared to the Ps. 864.9 billion (53.8% of total sales) of taxes and duties that were paid in 2013, mainly due to the decrease in Mexican crude oil export prices in 2014.

iii.	2015 Fiscal Regime

In 2014, Petróleos Mexicanos and its subsidiary entities were exempt from the Impuesto sobre la Renta (Income Tax); however, some of PEMEX’s subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. In 2014, Mexican companies paid a corporate income tax at a rate of 30% applied to revenues, less certain deductions. Beginning in 2015, Petróleos Mexicanos and its subsidiary entities will be subject to the Income Tax.

The Hydrocarbons Revenue Law also sets forth the following duties applicable to PEMEX in connection with its assignments granted by the Government:

•	Derecho por la Utilidad Compartida (Profit-sharing Duty): As of January 1, 2015, this duty is equivalent to 70% of the value of hydrocarbons produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty is to decrease on an annual basis until January 1, 2019, at which point it will be set at 65%.

•	Derecho de Extracción de Hidrocarburos (Hydrocarbons Extraction Duty): This duty is to be determined based on a rate linked to the type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price.

•	Derecho de Exploración de Hidrocarburos (Hydrocarbons Exploration Duty): The Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this duty is to increase to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on an annual basis in accordance with the national consumer price index (NCPI).

Under the 2015 fiscal regime, PEMEX also remains subject to the following taxes:

•	IEPS Tax in favor of states, municipalities and territories: The applicable rates for this tax during 2015 are 36.00 cents per liter of Magna gasoline, 43.92 cents per liter of Premium gasoline and 29.88 cents per liter of diesel; and

•	IEPS Tax on Fossil Fuels: The applicable rates for this tax during 2015 are 6.15 cents per liter for propane, 7.97 cents per liter for butane, 10.81 cents per liter for gasoline and aviation gasoline, 12.91 cents per liter for jet fuel and other kerosene, 13.11 cents per liter diesel, 14.00 cents per liter for fuel oil and Ps. 16.24 per ton for petroleum coke.

For each of the fiscal years from 2006 to 2014, the fiscal regime allowed PEMEX to credit negative IEPS Tax amounts against the IEPS Tax liability and, if in excess, to be credited against the value added tax. In accordance with this fiscal regime, any remaining amount could be credited against the Ordinary Hydrocarbons Duty during this period. Although PEMEX remains subject to the IEPS Tax in 2015, the Federal Revenue Law applicable for the fiscal year beginning January 1, 2015 does not provide for negative IEPS Tax amounts to be credited against any tax or duty.

iv.	Other Payments to the Government

As of January 1, 2016, Petróleos Mexicanos and its new subsidiary entities will be required to pay a state dividend to the Government on an annual basis. In July of each year, Petróleos Mexicanos and its new subsidiary entities will be required to provide the Ministry of Finance and Public Credit a report disclosing their financial results for the previous fiscal year and their investment and financing plans for the following five years, together with an analysis of the profitability of these investments and the relevant projections of their financial positions. The Ministry of Finance and Public Credit will rely on this report and a favorable opinion issued by a technical committee of the Mexican Petroleum Fund for Stabilization and Development to determine the amount of the state dividend to be paid by Petróleos Mexicanos and each of its new subsidiary entities. The Petróleos Mexicanos Law provides that the aggregate amount of the state dividend to be paid in 2016 is to be equal to, at minimum, 30% of the total revenues of Petróleos Mexicanos and its new subsidiary entities, after taxes, from the previous fiscal year.

Petroleum Workers’ Union and Employees

The Petroleum Workers’ Union represents approximately 79.4% of the workforce of Petróleos Mexicanos and its subsidiary entities. The members of the Petroleum Workers’ Union are PEMEX employees, and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Federal Labor Law and a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union was officially established in 1938, PEMEX has not experienced labor strikes; it has experienced work stoppages for short periods of time, but none of these stoppages have had a material adverse effect on operations.

On September 10, 2015, Petróleos Mexicanos and the Petroleum Workers’ Union reached an agreement that revised the collective bargaining agreement that will regulate their labor relations until July 31, 2017. The revised agreement provides for a 3.99% increase in wages and a 1.75% increase in benefits. The revised agreement is scheduled to expire on July 31, 2017.

Legal Proceedings

In May 2005, the General Comptroller’s Office of the Government announced that it had fined several former officers of Petróleos Mexicanos, alleging that these officers had illegally diverted Petróleos Mexicanos’ funds to members of the Petroleum Workers’ Union. In December 2009, the SFP announced it had fined Mr. Montemayor, former Director General (Chief Executive Officer) of Petróleos Mexicanos, for Ps. 1,421.1 million, and banned him from holding public sector positions for 20 years. In April 2010, Mr. Montemayor filed an appeal against this penalty before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Court of Fiscal and Administrative Justice). On January 24, 2013, a judgment was issued confirming Mr. Montemayor’s ban from holding public sector positions but declaring the economic penalty null and void due to the inadequacy of the process by which this penalty was calculated. As of the date of this report, a final resolution is still pending.

In July 2007, the SFP announced that it had fined, among others, Mr. Raúl Muñoz Leos, former Director General of Petróleos Mexicanos, for Ps. 862.2 million, and banned him from holding public sector positions for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04), dated August 1, 2004, between Petróleos Mexicanos and the Petroleum Workers’ Union. On August 25, 2005, Petróleos Mexicanos and the Petroleum Workers’ Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties were appealed by Mr. Muñoz Leos. On August 4, 2010, the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Court of Fiscal and Administrative Justice) issued a resolution confirming Mr. Muñoz Leos’ liability for executing this side agreement, but declared the economic penalty null and void due to the fact that the side agreement had caused no economic damages. On September 6, 2012, the SFP issued a new resolution against Mr. Muñoz Leos confirming the decision to ban him from holding public sector positions for ten years. Mr. Muñoz Leos filed a motion against this resolution before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice, which was denied by the court on February 18, 2015, thereby confirming the resolution against Mr. Muñoz Leos.

In March and April of 2010, the SFP filed seven criminal complaints against officers and employees of Pemex-Refining, in connection with a pipeline rupture in Nanchital, Veracruz. In August 2013, the Procuraduría General de la República (Office of the Federal Attorney General) notified the SFP that it was closing the investigation related to the criminal complaints against the officers and employees. The SFP filed a motion against this resolution, requesting the performance of additional procedures. As of the date of this report, this motion is still pending. In a concurrent proceeding, the SFP imposed administrative penalties against these officers and employees, as well as against contractors. As of the date of this report, 28 appeals have been filed by these public sector employees, 24 of which have concluded with the following results: 16 penalties were confirmed, six penalties were declared null and void and new resolutions were ordered with respect to two penalties. The contractors filed ten appeals against the administrative penalties, eight of which have concluded with the following results: six penalties were declared null and void and two penalties were confirmed. As of April 30, 2015, the final resolutions of the two other appeals against the administrative penalties are still pending.

In May 2010, the SFP filed two criminal complaints and initiated several administrative proceedings against Ms. María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption pursuant to which PMI lost revenues of approximately U.S. $13.0 million. The alleged acts involved the unauthorized sale of ultra-low sulfur diesel for the economic benefit of foreign companies, including Blue Oil Trading Ltd. During November 2010, the administrative proceedings concluded, resulting in Ms. Miyazaki Hara being fined Ps. 164.2 million and receiving a 20-year ban from public sector employment. Ms. Miyazaki Hara filed a motion before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice seeking that this resolution be declared null and void. As of the date of this report, the Tribunal Federal de Justicia Fiscal y Administrativa (Superior Court of the Federal Court of Fiscal and Administrative Justice) is still reviewing Ms. Miyazaki Hara’s motion. In addition, on June 25, 2013, the second administrative proceeding concluded, and the SFP fined Ms. Miyazaki Hara for Ps. 59.3 million and banned her from holding public sector positions for 20 years. On September 23, 2013, Ms. Miyazaki Hara filed a motion against this resolution before the Octava Sala Regional Metropolitana (Eighth Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice seeking that this additional resolution also be declared null and void. As of April 30, 2015, several procedures are still pending the Superior Court’s resolution.

In December 2010, the SFP fined 15 public sector employees for irregularities in a bidding process related to the leasing of four vessels. These employees were barred from holding public sector positions for ten years, and several monetary penalties were ordered. The public sector employees filed motions against these penalties. As of the date of this report, 13 of the motions were confirmed. As of the date of this report, two of the motions are still pending.

In July 2011, a criminal complaint was filed against Mr. Mario Blenda Ahumada, former Deputy Director of Trade and Refined Products of PMI, after a Ps. 11.0 million increase in his personal assets was detected. The Office of the Federal Attorney General concluded its investigation without filing a criminal complaint. The SFP filed a motion against this resolution. As of April 30, 2015, this motion is still pending.

On October 11, 2011, the SFP announced that it had fined three former PMI officers an aggregate amount of Ps. 267.8 million and had dismissed and fined the Director General of PMI, Ms. María del Rocío Cárdenas Zubieta, for Ps. 238.9 million, for allegedly committing acts of corruption during the period from January 2008 to January 2009. The alleged acts involved the use of improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of PMI’s commercial counterparties and resulted in financial harm to PMI in the amount of U.S. $25.7 million. Ms. Cárdenas Zubieta and the implicated ex-officers of PMI were also barred from public sector employment for a period of ten years. These former officers appealed the penalties. On November 7, 2013, a judgment was issued confirming the resolution against Ms. Cárdenas Zubieta. Ms. Cárdenas Zubieta filed an amparo appealing this resolution, which was granted by the Primer Tribunal Colegiado en Materia Administrativa del Primer Circuito (First Joint Administrative Court of the First Circuit) on June 19, 2014. The First Joint Administrative Court of the First Circuit ordered that a new judgment be issued by the Federal Court of Fiscal and Administrative Justice, which subsequently declared the SPF’s resolution against Ms. Cárdenas Zubieta null and void on July 10, 2014. On February 23, 2015, the SFP notified PMI of this resolution and ordered that appropriate measures be taken. On March 6, 2015, PMI informed the SFP that it had indemnified Ms. Cárdenas, thereby concluding this proceeding.

On February 10, 2014, the SFP announced in the Official Gazette of the Federation that it had fined Oceanografía, S.A. de C.V. (or Oceanografía), a Mexican oil-services firm, an aggregate amount of Ps. 24.0 million and banned it from bidding for and entering into government contracts, including contracts with PEMEX, for approximately one year and nine months following nine administrative proceedings initiated by the SFP, which were joined into one. The fine and related ban resulted from the failure of Oceanografía to issue performance guarantees in connection with certain contracts between Oceanografía and Pemex-Exploration and Production. In March 2014, Oceanografía filed an amparo before the Juzgado Décimo Cuarto de Distrito (Fourteenth District Court) in Coatzacoalcos, Veracruz against these penalties, which was granted on November 4, 2014. In December 2014 and March 2015, the SFP and the President filed motions to review this resolution before the Tribunal Colegiado del Décimo Circuito (Tenth Circuit Joint Court) in Coatzacoalcos, Veracruz. As of the date of this report, a final resolution is still pending.

On April 9, 2014, the SEC issued an order imposing sanctions against Hewlett-Packard Company (or HP) based on its findings that HP’s subsidiaries in Mexico, Russia and Poland made improper payments to certain public officials in order to obtain public contracts in violation of the U.S. Foreign Corrupt Practices Act. In the case related to Mexico, the sanctions related in part to allegations that Hewlett-Packard México, S. de R.L. de C.V., an HP subsidiary in Mexico, paid a Mexican information-technology and consulting company more than U.S. $1 million to win a software and licensing contract with Petróleos Mexicanos worth approximately U.S. $6 million. The SEC’s order alleged that a former officer of Petróleos Mexicanos received a portion of the HP subsidiary’s unlawful payment to the consulting company.

On July 20, 2015, Petróleos Mexicanos and Conproca, S.A. de C.V., a consortium formed by SK Engineering & Construction Co. Ltd. and Siemens, A.G. (Siemens), reached a settlement agreement relating to the performance of construction and maintenance services for the Héctor R. Lara Sosa refinery, in Cadereyta, Nuevo León, that began in 1997.

Actions Against the Illicit Market in Fuels

Given the sophistication and breadth of the network of criminal activity related to the illicit fuels market, preventative measures alone have proved insufficient to eliminate the threat of the illicit market in fuels. In response, PEMEX has implemented several initiatives with the aim of developing a sustainable operating model to safeguard the areas in which PEMEX operates, which comprise approximately 2.0 million square kilometers of onshore fields and 3.2 million square kilometers of Mexican territorial waters. These initiatives are intended to strengthen PEMEX’s ability to combat the illicit market in fuels, and include PEMEX’s U.S. $282.0 million investment between 2014 and 2016 in the supervisory control and data acquisition (SCADA) measurement system, which is designed to detect any drop in pipeline pressure in order to identify and prevent illegal pipeline taps. These measures form part of PEMEX’s comprehensive approach to reduce the risks described above, with the goal of optimizing PEMEX’s operations and protecting PEMEX’s personnel, facilities, the general population and the environment.

In particular, during 2014, PEMEX implemented the following strategic measures in order to decrease incidents of criminal activity at PEMEX’s facilities:

•	Increased pipeline surveillance by 10.0% as compared to 2013, in order to improve detection of illegal tapping in the national pipeline system.

•	Identified 3,187 vehicles involved in the illicit market in fuels, as compared to 1,567 vehicles in 2013, which represents a 103.4% increase, and increased the number of individuals brought before judicial authorities in connection with the illicit market in fuels to 1,381, as compared to 1,059 individuals brought before judicial authorities in 2013, which represents a 30.4% increase.

•	Inspected rights of way and facilities through a total of 64,379 patrols in 2014, at an average of 26,588 kilometers per day by vehicle and 593 kilometers per day by foot, as compared to 33,041 kilometers per day by vehicles and 584 kilometers per day by foot during 2013. These surveillance activities were carried out in coordination with the Ministry of National Defense, the Mexican Navy and other governmental authorities.

•	Strengthened its collaborations with governmental entities, including various state governments in Mexico, the Office of the Federal Attorney General, the federal police, the Procuraduría Federal del Consumidor (the Federal Consumer Commission), the Ministry of the Interior, the Ministry of Finance and Public Credit and the Servicio de Administración Tributaria (the Tax Management Service), among others, to share information and provide support to research teams focused on theft and illegal trade in fuels. PEMEX has also provided training for authorities responsible for the prevention, detection and prosecution of criminal activities in the illicit market in fuels in an effort to support intragovernmental coordination. During 2014, PEMEX filed 5,090 criminal complaints in connection with the illegal tapping of its pipelines, as compared to 3,551 criminal complaints during 2013, which represents a 43.3% increase. These complaints led to the arraignment of 637 individuals in 2014, as compared to 598 individuals arraigned in 2013.

•	As of April 30, 2015, PEMEX has integrated 155 isolation valve facilities into its SCADA measurement system as part of its project involving 47 pipelines. PEMEX aims to incorporate an additional 171 isolation valve facilities into the SCADA system by November 2016.

Together, these measures led to the recovery of 13.1 million liters of hydrocarbon product, as compared to 8.4 million liters in 2013, which represents a 56.0% increase.

These efforts also led to the identification and sealing of 4,404 illegal pipeline taps in 2014, as compared to the identification and sealing of 3,278 illegal pipeline taps during 2013, which represents a 34.4% increase. This increase resulted from both increased surveillance and an increase in the number of criminal attempts to divert PEMEX’s products. PEMEX’s renewed focus on the detection of illegal pipeline taps in 2014 enabled it to gather more information and develop more effective strategies to combat fuel theft, which in turn improved its ability to deploy ground patrol for the immediate identification and sealing of pipeline taps and prevent additional extraction of PEMEX’s hydrocarbon products.

In addition to the measure mentioned above, with the aim of strengthening the security of its fuel transportation infrastructure, PEMEX announced in February 2015 its plan to begin transporting only unfinished gasoline and diesel through its pipelines. By transporting fuels at a stage at which they are not yet suitable for use in automotive vehicles and industrial plants, PEMEX aims to minimize the incentive to illegally tap its pipelines. The final processing of these fuels is to take place at PEMEX’s storage facilities prior to their delivery for use in automotive vehicles and industrial activities.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim (4:10-cv-01997) before the U.S. District Court for the Southern District of Texas against several companies and individuals seeking damages for the illegal acquisition, possession and sale of petroleum products stolen from Pemex-Exploration and Production facilities in the Burgos basin. This claim was subsequently amended to include additional defendants allegedly involved in the illegal purchase and resale of stolen petroleum products originating in Mexico. During the first half of 2014, the District Court issued a judgment against certain of the defendants and awarded Pemex-Exploration and Production U.S. $71.0 million in damages. The District Court held that the collection of damages was subject to a two-year statute of limitations with respect to certain of the defendants. On September 29, 2014, Pemex-Exploration and Production filed an appeal before the U.S. Court of Appeals for the Fifth Circuit challenging the application of this statute of limitations, which was denied on March 5, 2015. On March 19, 2015, Pemex-Exploration and Production filed a motion for reconsideration with the Court of Appeals. As of the date of this report, the Court of Appeals’ ruling on this motion is still pending.

The purpose of these legal proceedings is to deter the illicit market in PEMEX’s hydrocarbon products in Mexico and other countries. The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Tourism

Over the last three decades, the Government has implemented concrete measures to promote the continued growth of the tourism industry with great success. For example, through its Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development), the Government has established tourist centers in Huatulco, Cancún, Cabo San Lucas, Ixtapa, Puerto Vallarta and elsewhere. According to preliminary figures, Mexico has also increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 682,380 in 2014.

Mexico’s tourism sector expanded in 2014. As compared to 2013, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $16.2 billion, a 16.2% increase from 2013;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $13.6 billion, a 20.1% increase from 2013;

•	the number of tourists to the interior totaled 16.0 million, a 9.9% increase from 2013;

•	the average expenditure per tourist to the interior totaled U.S. $848.8, a 9.3% increase from 2013;

•	expenditures by Mexican tourists abroad totaled U.S. $6.2 billion, a 6.5% increase from 2013; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $9.6 billion, a 5.3% increase from 2013.

In total, the Mexican tourism sector recorded a U.S. $6.6 billion surplus in the balance of payments in 2014, a 36.8% increase from the U.S. $4.8 billion surplus recorded in 2013.

Increases in this sector continued into the first seven months of 2015. As compared to the first seven months of 2014, the tourism sector experienced both increases and decreases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $10.7 billion, a 8.5% increase from the same period in 2014;

•	revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $9.1 billion, a 9.2% increase from the same period in 2014;

•	the number of tourists to the interior of Mexico totaled 10.7 million, a 11.1% increase from the same period in 2014;

•	the average expenditure per tourist to the interior of Mexico totaled U.S. $848.4, a 1.7% decrease from the same period in 2014;

•	expenditures by Mexican tourists abroad totaled U.S. $3.5 billion, a 7.7% increase from the same period in 2014; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $5.7 billion, an 8.5% increase from the same period in 2014.

In total, the Mexican tourism sector recorded a U.S. $5.1 billion surplus in the balance of payments during the first six months of 2015, a 8.4% increase from the U.S. $4.7 billion surplus recorded during the same period in 2014.

Agriculture

Reform

Historically, the Government has intervened in the agricultural sector to ensure adequate supplies of certain staples of the Mexican diet and to maintain the average income of farming communities. While some of these practices still persist, the Government generally no longer intervenes in the agricultural distribution chain and instead encourages the market-oriented development of the agricultural sector. This shift in policy is reflected in changes to the land ownership structure and in the Government’s agriculture policy initiatives.

i.	Mexico’s Ejido System of Land Ownership

In 1990, roughly half of Mexico’s agricultural lands were held via the ejido system. An ejido is an area of communal land used for agriculture in which individuals work specific parcels of land while the title to the land is held by the community. Ejidos developed as a direct result of the agrarian uprisings during the Mexican Revolution of 1910 and were subsequently provided for and protected under the Constitution. While ejido farmers had the right to use communal lands, before January 1992 these farmers could not rent or otherwise transfer their rights to use such lands, except to direct descendants.

Increases in the ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system led to low productivity levels in community-owned lands. As a result, the Constitution was amended, effective January 1992, to increase the efficiency levels of community-owned lands and to achieve economies of scale. These Constitutional amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress effective February 27, 1992, halted further redistribution of land and permitted ejido farmers to: (1) rent their parcels; (2) transfer the right to use their parcels to obtain financing; and (3) in certain cases, sell their land. Under these reforms, corporations are also now permitted to own agricultural lands, subject to certain limitations.

From 1992 to the present, the modernization of Mexico’s land ownership system has fostered increases in agricultural investment by permitting landowners to: (1) access new sources of capital; (2) transfer land to more efficient producers; and (3) make more efficient use of inputs. The increased productivity of the agricultural sector caused by these reforms has also generated employment opportunities for many farm workers outside of major urban areas. The Government expects these productivity increases to continue notwithstanding that some ejido farmers have chosen to transfer possession of nonviable parcels of land and will likely continue to do so.

ii.	Agriculture Policy

The Government considers its agricultural sector a national priority and has instituted various measures aimed at increasing agricultural productivity and improving the rural population’s standard of living. With respect to increasing agricultural productivity, targeted Government policies include: (1) the consolidation of production into larger units; (2) the expansion of the national irrigation system; and (3) increased availability of credit to farmers. With respect to improving the rural population’s standard of living, the Government has instituted a policy of reviewing agricultural prices to ensure that these prices do not fall below cost. Moreover, the Government has also bolstered the agricultural sector by encouraging private investment in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.

Within the Government, the Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación (Ministry of Agriculture, Livestock, Rural Development, Fisheries and Food, or the Ministry of Agriculture) is responsible for developing policies aimed at: (1) increasing food production; (2) maximizing the comparative advantages of the agricultural sector; (3) integrating the activities of rural environment production chains with the rest of the economy; and (4) encouraging collaboration among producers. The Ministry of Agriculture is also responsible for setting any agriculture-related objectives within Mexico’s National Development Plan.

Operating under the direction of the Ministry of Agriculture is the Comisión Nacional de las Zonas Áridas (National Commission of Arid Zones, or the Arid Zones Commission), a decentralized public institution of the Government. The Arid Zones Commission was created by presidential decree on December 5, 1970, and is charged with the development of arid and uncultivated regions in Mexico. Since 2004, this directive has been expanded to include regions affected by harsh weather conditions.

The Arid Zones Commission’s programs are now focused on restoring productivity and promoting practices for soil conservation and rainfall harvesting. One such program is the Programa de Sustentabilidad de Recursos Naturales (Program for the Sustainability of Natural Resources) which is part of the Programa Especial Concurrente para el Desarrollo Rural Sustentable (Special Program for Sustainable Rural Development). This program focuses on promoting the conservation, sustainable use and management of soil, water and vegetation used in primary production. These goals are accomplished by encouraging rural communities to: (1) invest in conservation projects; (2) establish and develop procedures for the collection, storage and treatment of rainwater; and (3) employ the use of vegetation cover. This program continued into 2014 and has supported communities affected by soil erosion, degradation of vegetation cover or lack of water. For example, the program facilitated the Government’s collaboration with these communities to build small hydraulic rainwater harvesting systems to collect and store rainwater that would have otherwise caused soil erosion. The Government provided a total of Ps. 575.7 million to fund this program in 2013, of which 94.6% was used by December 2014 for infrastructure investments.

These investments resulted in the capacity to store 8.6 million cubic meters of rainwater. Excluding operational costs, these funds were allocated to provide support to: (1) Planes Estatales de Desarrollo Rural (State Rural Development Plans); (2) regions affected by droughts; (3) development projects designed by producer associations; and (4) producer associations’ applications.

In total, 262 projects have been approved, corresponding to the following states: Aguascalientes, Baja California Sur, Chihuahua, Coahuila, Durango, Guanajuato, Guerrero, Hidalgo, Jalisco, Nuevo León, Estado de México, Michoacán, Oaxaca, Querétaro, San Luis Potosí, Sonora, Tamaulipas, Tlaxcala and Zacatecas.

Also operating under the direction of the Ministry of Agriculture is the Apoyos y Servicios a la Comercialización Agropecuaria (Support and Services for Agricultural Trading), a decentralized administrative agency of the Ministry of Agriculture created by presidential decree on April 16, 1991. This agency was created to enhance the export of Mexican agricultural products and to reduce the competitive disadvantages facing Mexican agricultural producers. The agency supports the agricultural sector by: (1) subsidizing grains and oilseed producers; (2) facilitating access to commodities futures markets to stabilize product prices and thereby encourage increased production; (3) generating and disseminating market information; and (4) promoting exports.

The Support and Services for Agricultural Trading also operates and administers the Programa de Apoyos Directos al Campo (Direct Field Support Program), also known as PROCAMPO Productivo, which was created in 1993. The Direct Field Support Program provides local agricultural producers with Government funds if they meet certain qualifications. These Government funds are intended to help offset the subsidies that foreign competitors receive from their respective governments. Funding is available to those agricultural producers that fall into one of three categories: (1) owner-producers; (2) holders in good faith; or (3) tenants of eligible land. Domestic producers may also voluntarily enroll in this program, regardless of farm size, land type, irrigation method, mode of production or political affiliation. This program also provides financial support for the harvest of any legal or ecological project crop, as authorized by the SEMARNAT. More than four million applications have been filed for aid under this program each year. According to preliminary figures, the program reaches over two million producers, covering a total area of approximately 11.3 million hectares.

The Direct Field Support Program was recently modified in December 2013. These modifications include, among others: (1) a transfer in monetary support to agricultural producers that is no longer conditioned on production results; (2) the maximum surface area over which a producer may receive PROCAMPO support is now the acreage equivalent of Ps. 100,000 per person after having complied with all of the prerequisites and conditions designated by the Centro de Apoyo al Desarrollo Rural (Center for Support of Rural Development); and (3) the implementation of electronic systems used to allocate resources.

On October 31, 1995, the Government, along with state governments and representatives of Mexico’s agricultural and rural sectors, established a national rural development program known as Alianza para el Campo (Rural Alliance). In 2002, this program was renamed Alianza Contigo (Alliance With You). This program has five stated goals: (1) improving agricultural production and productivity; (2) promoting investment and the capitalization of the agricultural sector; (3) promoting strategic agricultural products; (4) developing a tropical and subtropical agricultural system; and (5) investigating and transferring technology. This program, along with the aforementioned programs, has played a key role in the Government’s strategy to improve the economic and social conditions of lesser developed sectors of Mexican society.

To further reform the agricultural sector, the Government has increased its budget expenditures to invest in rural infrastructure and to continue modernizing the agricultural sector generally. The Government expects that additional investments in agriculture will be needed in the future to further improve these areas.

Industry Performance

According to preliminary figures, the agriculture sector (including livestock, fishing, forestry and hunting) accounted for approximately 3.1% of Mexico’s total GDP in 2014, representing a 1.4% increase in agricultural output as compared to 2013. This increase in output was primarily due to an increase in the production of basic grains and vegetable crops as a result of improved weather conditions in the West and Southeast regions of the country.

According to preliminary figures, approximately 13.8% of Mexico’s economically active population was employed within the agriculture industry as of December 31, 2014. These workers cultivated approximately 54.9 million acres of land, totaling approximately 11.3% of the country’s total area. Moreover, approximately 52.3 million acres were harvested by these workers, of which approximately 26.9% were irrigated.

Along with Canada, Mexico is one of the largest agricultural trading partners of the U.S. With respect to agriculture trading, Mexico accounted for 12.9% of total U.S. agricultural exports (0.4 percentage points higher than in 2013) and 17.2% of agricultural imports from the U.S. (0.2 percentage points higher than 2013) in 2014. The main agricultural exports in 2014 were tomatoes, avocados, peppers and berries.

According to preliminary figures, Mexico’s agriculture industry expanded in 2015. During the six months ended June 30, 2015, the agriculture sector expanded by 2.7% in real terms, and accounted for approximately 3.1% of Mexico’s GDP. In addition, as of June 30, 2015, the agricultural industry employed approximately 13.5% of the economically active population.

Sugar Industry

i.	Industry Performance

From 2013 to 2014, sugar harvesting levels decreased. The 2013-2014 harvest yielded 6.5 million tons of sugar, as compared to the 7.0 million tons of sugar yielded during the 2012-2013 harvest. The decrease in sugar production during the 2013-2014 sugar harvest cycle was primarily caused by adverse weather conditions. World sugar production has similarly decreased over the past two years, yielding 175.0 million tons during the 2013-2014 sugar harvest cycle.

As of July 11, 2015, which is week 41 of the 2014-2015 sugar production cycle, 1.9 million acres had been harvested and 6.0 million tons of sugar had been produced.

ii.	Appropriation and Regulation of the Sugar Industry

In September 2001, the Government took control of 27 sugar mills that were experiencing structural and financial problems. In doing so, the Government acquired roughly 46.7% of Mexico’s sugar industry. To administer these assets, a trust named the Fondo de Empresas Expropiadas del Sector Azucarero (Expropriated Sugar Companies Fund) was created. A Government-owned development bank was designated and still serves as the trustee for this fund. However, the Mexican sugar industry has since become over-encumbered and, accordingly, the Government is attempting to reorganize and restructure the industry, while preserving as much employment as possible.

Several parties, including creditors of certain sugar companies whose mills were acquired by the Government, have filed claims against the Government for the appropriation of these mills (mainly Grupo Machado and Grupo Santos, former owners of ten appropriated sugar mills). On February 19, 2004, the Supreme Court ruled in favor of claims challenging Mexico’s acquisition of four Grupo Azucarero México, S.A. de C.V. (GAM) subsidiary sugar mills. Under this ruling, the Supreme Court ordered the Government to return the four unconstitutionally seized mills to the shareholders of each mill. Another claim made by a fifth subsidiary of GAM was voluntarily withdrawn before the Court’s ruling. The Government has since complied with the Supreme Court ruling by returning the four mills to GAM. Regarding the remaining 23 mills, 18 have since been sold and are operating under private administration. A final decision regarding the remaining five mills is expected to be made on November 24, 2015.

In August 2007, the Government amended the Contrato-Ley (Statutory Contract), which regulates sugar industry workers. This amendment’s main objective was to modernize the labor relations of the sugar industry, thereby making the industry more competitive. Among the most relevant changes are new rules delineating the promotion of workers based on merit and productivity, as well as additional retirement benefits. On October 13, 2014, the Statutory Contract was amended following negotiations between the Government and the Sindicato de Trabajadores de la Industria Azucarera y Similares de la República Mexicana (Sugar Industry Workers’ Union). The 2014 amendment served to extend the term of the contract for two additional years, however it did not change the substance of the 2007 amendment.

On September 7, 2015 the Servicio de Administración y Enajenación de Bienes (Assets Administration and Disposal Service) published a notice of public bidding in the Official Gazette of the Federation for the sale of five industrial sugar mills, including all of their equipment, that are located within the states of Veracruz and San Luis Potosí. The five mills were originally transferred to the Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación (Assets Administration and Disposal Service from the Ministry of Agriculture, Livestock, Rural Development, Fisheries and Food or “SAGARPA”) and from the General Comptroller’s Office of the Government. The public bidding process began on September 7, 2015 and will end on November 24, 2015 with the adjudication of each of the mills. Final payment for the mills will be completed by December 31, 2015. Mexican or foreign individuals or corporations, trusts, local and municipal governments as well as their entities and corporations may participate in the bidding process.

Transportation and Communications

The modernization and expansion of the country’s infrastructure is one of Mexico’s main national priorities. On April 29, 2014, the decree approving the National Infrastructure Program 2014 – 2018 was published in the Official Gazette of the Federation. Pursuant to this new National Infrastructure Program, the Government has authorized infrastructure expenditures as follows: (1) Ps. 3.9 trillion for the energy sector; (2) Ps. 1.9 trillion for agricultural, territorial and urban development; (3) Ps. 1.3 trillion for the transportation and communications sector; (4) Ps. 417.8 billion for the water sector; (5) Ps. 181.2 billion for the tourism sector; and (6) Ps. 72.8 billion for the health sector.

During 2014, the transportation and storage industry increased by 2.0% in real terms as compared to a 2.4% increase in real terms in 2013.

Roads

According to preliminary figures, at December 31, 2014, Mexico’s road network totaled an estimated 235,451.8 miles (378,923 km), of which 92,167.4 miles (148,329 km) consisted of paved roads and of which 5,680 miles (9,174 km) consisted of toll expressways.

Historically, Mexico’s road network was mostly built and maintained by the Government. By the end of the 1980s, the coverage and condition of Mexico’s road infrastructure was insufficient to support both the expansion and the modernization of the Mexican economy. Moreover, traffic patterns were increasing due to the expansion of foreign trade and investment. Lacking the public resources to finance the expansion of its roads and highways, the Government granted private sector companies long-term concessions, allowing these companies to construct, operate and maintain toll roads. According to preliminary figures, the granting of these concessions helped expand Mexico’s toll expressways by approximately 4,606.2 miles (7,413 km) from 1990 to 2014.

These privatized toll expressways experienced financial problems almost immediately due to high tolls (thereby discouraging their use), higher than expected construction costs and traffic volumes that were lower than originally projected. In response to this problem, the Government approved a toll road restructuring program in 1997 aimed at providing financial relief for toll road owners. This program guaranteed the maintenance of the toll roads and established a viable foundation for the further development of the country’s highway infrastructure. Under this program, the Government reacquired many of the toll expressway concessions granted through 1994.

Between May 2003 and June 2015, the Government auctioned 19 of the reacquired concessions to private sector operators. In August 2011, the Government granted an additional 30-year private-sector concession for the

Libramiento Sur de Guadalajara and Libramiento de Tepic toll expressways. In November 2012, the Government also auctioned the development and administration of the Palmillas – Apaseo El Grande toll expressway for a 30-year period and allowed five private sector companies (Controladora de Operaciones de Infraestructura, S.A. de C.V., Aldesa Construcciones S.A., Concesiones Aldesem S.A. de C.V., Proyectos Apaseo Palmillas S.A. de C.V. and Gestora y Mantenedora de Caminos Mexicanos S.A. de C.V.) to provide development and administration services for this toll expressway. On November 1, 2013, the Government postponed the assignment of the Guanajuato - San Miguel de Allende toll expressway concession until further notice. On July 17, 2015, the Government announced that the project was modified so as not to affect 25 indigenous communities and an archaeological site near the area.

The Government granted concessions for 30-year periods to private sector companies for the development and administration of toll expressways as follows: (1) on March 28, 2013 to Concesionaria AT-AT, S.A. de C.V. for the Autopista Atizapán – Atlacomulco; (2) on November 28, 2013 to Concesionaria de Autopistas de Morelos, S.A. de C.V. for the Autopista Siglo XXI Tramo Jantetelco – El Higuerón (Xicatlacotla); (3) on June 9, 2014, to Mota-Engil México, S.A. de C. V., Mota-Engil, Engenharia e Construcao, S.A., Grupo Promotor de Desarrollo e Infraestructura, S.A. de C.V. and M. E. P. Latinoamérica, S.A. de C. V. for the Cardel-Poza Rica Tramo Laguna Verde-Gutierrez Zamora; and (4) on June 27, 2014 to Invex Infraestructura 3, S.A.P.I. de C.V., Constructora y Pavimentadora Vise, S.A. de C.V., Construcciones Rubau, S.A. and Constructora y Edificadora GIA + A, S.A. de C.V. for the Libramiento de Ciudad Obregón. Currently, the Government is considering auctioning the development and administration of the Autopista Tuxpan – Tampico, Tramo Tuxpan - Ozuluama toll expressway.

Seaports

During 2014, the amount of cargo transported via Mexican seaports totaled 286.1 million tons, a 0.9% decrease as compared to 2013.

As with its roads network, the Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s seaport facilities over the last decade. The 1993 Ley de Puertos (Ports Law) allows the Government to grant a 50-year concession for the construction and operation of port facilities. In exchange, private sector operators are expected to develop and modernize the seaport facilities, as well as any surrounding transportation infrastructure. During 1993, private sector operators were granted the ability to construct, manage and operate 64 seaport facilities. Since then, an additional 138 seaport concessions have been granted, including two in 2014.

Notwithstanding the recent large-scale grant of concessions, the Government still operates a significant portion of Mexico’s principal seaport facilities.

Aviation

Airports located in major Mexican cities, such as Mexico City, Guadalajara and Monterrey, are serviced by both domestic and international airlines, while airports located in smaller cities are limited to scheduled service by domestic airlines.

During 2014, the number of airline passengers on international and domestic flights to and from Mexico increased by 8.3% as compared to 2013, while the number of airline passengers on international flights to and from Mexico increased by 9.3% as compared to 2013.

Railway

During 2014, Mexico’s railway system carried 116.9 million tons of freight, a 4.5% increase as compared with 2013. Transportation of exports by train increased by 3.0%, from 12.5 million tons in 2013 to 12.8 million tons in 2014, while transportation of imports increased by 9.0%, from 37.9 tons in 2013 to 41.3 million tons in 2014. In total, Mexico’s railway system carried 25.3% of all freight moved by land in Mexico.

Until 1995, Mexico’s railway system had been operated by the state-owned railroad monopoly called Ferrocarriles Nacionales de México (the National Railways of Mexico). Pursuant to a 1995 law governing railways, the Government divided its railway system into three regional lines, several short lines and one railway terminal in the Valley of Mexico. By the end of 1999, the three regional lines were sold. In addition, the Government sold 75% of its ownership interest in the Valley of Mexico terminal to the new owners of the three regional lines.

In connection with this process, the Government granted concessions covering approximately 98% of the country’s railway freight services (in terms of the volume of transportation services) and 81% of the country’s total railway network. In August 2005, the Government granted Ferrocarriles Suburbanos, S.A. de C.V. the right to provide passenger railway transportation services. In October 2005, the Government also allowed Ferrosur, S.A. de C.V. to provide both freight and passenger railway transportation services. On February 16, 2015, the Government granted an allocation to the state of Jalisco to provide railway transport for tourism purposes on a portion of the Pacific-North railway route. See “The Economy—The Role of the Government in the Economy; Privatization—Railways.”

Communications

As of December 31, 2014 and per 100 inhabitants, Mexico had an estimated:

•	17.0 telephone lines in service, as compared to 17.4 at December 31, 2013;

•	87.9 cellular mobile telephones in service, as compared to 88.7 at December 31, 2013; and

•	44.4 inhabitants had internet connectivity, as compared to 43.5 at December 31, 2013.

On June 12, 2013, a Constitutional reform relating to the telecommunications and broadcast industries became effective. Further, on July 14, 2014, a decree enacting the Federal Telecommunications and Broadcasting Act and the Public Broadcasting System in the Mexican State Act, which supplements certain provisions regarding telecommunications, was published in the Official Gazette of the Federation. These reforms were intended to provide Mexican citizens with access to better and cheaper telecommunications services and to increase competition and investment in these industries. For further information regarding this reform, see “The Economy— The Role of the Government in the Economy; Privatization—Telecommunications.”

Construction

During 2014, construction sector output increased by 5.9% in real terms, as compared to a 4.9% decrease in real terms during 2013. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures. As such, the construction sector has largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential- and industrial-related construction projects.

Mining

During 2014, mining, petroleum and gas sector output decreased by 5.7% in real terms, as compared to an increase of 0.5% in 2013. This decrease was mainly due to a contraction in oil mining as a result of a decline in oil production platforms and in services related to oil extraction.

Extractive mineral exports (excluding oil) increased/ by 7.4% in nominal terms in 2014 as compared to 2013. This increase was due to an increase in the export of industrial metals, mainly lead, zinc, tantalum, aluminum and molybdenum. In total, extractive mineral exports (including oil and oil products) accounted for 12.0% of total merchandise exports (including in-bond industry exports) in 2014.

Mexico has a substantial and varied array of mineral resources and is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s domestic production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron.

Under the Constitution and applicable Mexican laws, mineral mining activities may only be carried out by the Government or, alternatively, by Mexican individuals or corporations if issued a Government concession. Foreign investment in Mexican mining companies is permitted under Mexican laws, with the exception of any mining of radioactive minerals. Foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, a majority interest in any Mexican company engaged in mining activities. These foreign investment regulations are aimed at promoting the development of the mining industry, as they allow for: (1) broader exploration; (2) the discovery of new financing sources; and (3) further domestic technology development. Under Mexico’s Ley Minera (Mining Law), private companies are granted concessions to explore for up to six years and to mine for up to 50 years.

Electric Power

Increased access to electricity is a Government priority. As of December 31, 2014, approximately 98.4% of the total population had access to electric power. As a percentage of the total population, approximately 99.5% of Mexico’s urban population and 94.8% of Mexico’s rural population had access to electricity as of December 31, 2014.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. The expected total investment in the electric energy sector for 2014-2018 is as follows:

•	approximately Ps. 310.8 billion in energy generation infrastructure;

•	approximately Ps. 58.1 billion in energy transmission infrastructure; and

•	approximately Ps. 189.1 billion in energy distribution.

The diversification of energy resources is also an important objective of the Government. The total energy generated in 2014 was produced by the following diverse sources:

•	62.1% was produced by hydrocarbons plants;

•	22.5% was produced by hydroelectric plants;

•	9.9% was produced by coal-fired plants;

•	3.0% was produced by nuclear power plants;

•	1.5% was produced by geothermal plants; and

•	1.1% was produced by wind plants.

In 2014, these energy sources produced 260,137.9 gigawatt hours of electricity, an increase of 0.6% as compared to 2013 (and an overall increase of 7.3% since 2010). Mexico exported 2,652.7 gigawatt hours of this electricity in 2014, as compared to 1,240.1 gigawatt hours in 2013. As of December 31, 2014, installed generating capacity was 54,366.9 megawatts, an increase of 0.6% from 2013. Domestic energy generation in 2014 was further supplemented by imports of electricity totaling 2,124.0 gigawatt hours.

The above-mentioned domestic energy generation does not take into account self-supply energy generation, which is private sector-based and which has rapidly increased over the course of the last several years. For instance, in 2014, self-supply energy generation totaled 14,638 gigawatt hours, an increase of 27.6% from the 15,449 gigawatt hours generated in 2013. Accordingly, when taking self-supply energy generation into account, a total of 301,462 gigawatt hours were generated in 2014, an increase of 12.21% from the 268,673 gigawatt hours generated in 2013. Additionally, it should be noted that generation capacity calculations also take into account public services, independent producers (self-supply) and other non-public entities.

A decree amending Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation on December 20, 2013. These amendments are directed at both the hydrocarbons and the electric power sectors. In particular, pursuant to these amendments, both PEMEX and CFE have been transformed from decentralized public entities into “productive state-owned companies” wholly-owned by the Government, and have been granted technical, managerial and budgetary autonomy. For further information regarding this Constitutional reform, see “The Economy—Legal and Political Reforms—Energy.”

Further, on August 11, 2014, a decree enacting the secondary legislation approved by Congress relating to the amendments to Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation. In addition to the modification of various existing laws, this secondary legislation contemplates the issuance and publication of nine additional laws. This secondary legislation also enables the Government to assume a portion of CFE’s obligations derived from its retirement pensions subject to CFE having met certain conditions regarding the renegotiation of its collective bargaining agreements. Certain key features of the laws relating to the electric power sector include, among others, the following:

•	Ley de la Industria Eléctrica (Electric Power Industry Law): The Electric Power Industry Law creates a new regulatory framework that enables private-sector companies to obtain permits for the generation and commercialization of electric power in a new wholesale electricity market. Participants in Mexico’s electric power sector, including CFE, are permitted to sell electricity to large industrial and commercial customers at certain market rates. CFE will be issued permits to allow it to continue generating electricity and CFE will continue to sell electricity subject to regulatory tariffs. CFE will also have the authority to enter into contracts with private-sector companies, including contracts for the financing, installation, maintenance, procurement, operation and expansion of the electricity network.

•	Ley de la Comision Federal de Electricidad (Federal Electricity Commission Law): Pursuant to the Federal Electricity Commission Law, CFE was converted from a decentralized public entity to a productive state enterprise on the date following the appointment of its Board of Directors. CFE may act through its Empresas Productivas Subsidiarias (Productive Subsidiary Entities) to undertake the generation, transmission, distribution and commercialization of electric power. Further, since February 16, 2015, when the Ministry of Energy published a declaration relating to the establishment of CFE’s mechanisms of control, transparency and accountability in the Official Gazette of the Federation, provisions of this law have also applied to the budget, debt, acquisitions, leases and any engagement of services matters of CFE and its Productive Subsidiary Entities.

FINANCIAL SYSTEM

Mexico’s financial system is composed of the following institutions:

•	commercial banks;

•	national development banks;

•	securities brokerage houses;

•	development trust funds; and

•	other non-bank institutions (such as bonded warehouses, bonding companies, factoring companies, financial leasing companies, foreign exchange houses, insurance companies and limited-scope financial institutions).

Pursuant to the Ley Para Regular Las Agrupaciones Financieras (Financial Groups Law), multiple financial service companies may operate as a single group, provided that: (1) each financial service company is organized as a separate company; and (2) those financial service companies are owned by a single financial service holding company. In addition, under this law, each financial service holding company must own at least two financial service companies. These two financial service companies can be of the same type, with the sole exception that a financial group cannot be made up of only two sociedades financieras de objeto múltiple (multiple purpose financial companies).

Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for, among other things: (1) the coordination and supervision of Mexico’s financial system; and (2) the formulation of Mexico’s fiscal policy. In addition to the Ministry of Finance and Public Credit, the principal authorities that regulate Mexican financial institutions are:

•	Banco de México;

•	the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission);

•	the National Insurance and Surety Bonds Commission; and

•	the Comisión Nacional del Sistema de Ahorro para el Retiro (National Comission for the Retirement Savings System or CONSAR).

Central Bank and Monetary Policy

Central Bank

Banco de México, chartered in 1925, is Mexico’s central bank. Banco de México is Mexico’s primary authority for executing the country’s monetary policy and regulating both currency and credit. It is authorized by its regulatory law to: (1) regulate interest rates payable on time deposits (interest-bearing bank deposits that have a specified date of maturity); (2) establish minimum reserve requirements for credit institutions; and (3) provide discount credit facilities for certain types of bank loans. At December 31, 2014, Banco de México had assets totaling Ps. 3,115.4 billion (U.S. $211.7 billion).

In 1993, a Constitutional amendment relating to both Banco de México’s role and its primary activities with respect to the Mexican economy went into effect. The amendment strengthened Banco de México’s authority with respect to its role in monetary policy, foreign exchange and other related activities, as well as the regulation of the financial services industry generally. The amendment sought to reinforce Banco de México’s independence to allow it to act as a counterbalance to both the executive and legislative branches in matters of monetary policy.

In 1994, a new Banco de México regulatory law went into effect, providing the institution with the greater degree of autonomy prescribed under the 1993 Constitutional amendment and establishing the Foreign Exchange Commission, which is in charge of setting the nation’s exchange rate policies. Following the enactment of this law, Banco de México has been managed by a five-member Junta de Gobierno (Board of Governors), consisting of one Governor and four Deputy Governors, appointed by the President and confirmed by the Senate. The Governor of Banco de México is appointed for a six-year term beginning on January 1 of the fourth year of each Presidential administration. On December 28, 2009, President Calderón appointed Mr. Agustín Guillermo Carstens Carstens as Governor of Banco de México for a six-year term that commenced on January 1, 2010. On September 17, 2015, the Senate confirmed President Peña Nieto’s reappointment of Mr. Agustín Guillermo Carstens Carstens as Governor of Banco de México for a second six-year term that will commence on January 1, 2016.

Monetary Policy

The principal objective of the Government’s monetary policy has been and continues to be the reduction of inflation. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when: (1) the exchange rate depreciated; (2) capital outflows occurred; or (3) inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements (which were intended to limit the amount of bank overdrafts in their Banco de México accounts) to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. Banco de México has also established quarterly targets for the expansion of net domestic credit for each quarter since 1996.

Prior to 2008, Banco de México used a corto or “short” mechanism to induce the changes in interest rates needed to achieve its inflation objectives. Under this mechanism, Banco de México would set a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period would close. Banco de México would then control that predetermined amount by restricting the amount of credit it auctioned to banks on a daily basis.

Since January 21, 2008, Banco de México has used the Tasa de Fondeo Bancario (overnight interbank funding rate) instead of the corto mechanism as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%). Since the global economic crisis, the minimum overnight interbank funding rate has consistently decreased from 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. The funding rate remained at 4.50% until March 8, 2013, when it decreased once again to 4.00% on March 8, 2013, to 3.75% on September 6, 2013, to 3.50% on October 25, 2013 and to 3.00% on June 6, 2014. This decision came after concerns regarding a lower than expected economic growth and inflation rate. As of the date of this document, the overnight funding rate remained at 3.00%.

2014 and 2015 Monetary Programs

Consistent with Mexico’s monetary program for 2014, the principal objective of Mexico’s 2015 monetary program is to achieve an inflation rate at or below the permanent target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the Mexican peso.

Mexico’s monetary program for 2015 is comprised of the following features:

•	an explicit, multi-year plan to control inflation;

•	an analysis of the economy and inflationary pressures;

•	a description of the tools used by Banco de México to achieve its objectives;

•	a communication policy that promotes transparency, credibility and effective monetary policy; and

•	a provision that encourages/promotes the expedient adoption of monetary policy measures, which are intended to reduce inflation and prevent its effects on the formation of prices.

Consumer inflation, as measured by the NCPI, during 2014 was 4.1%, which was slightly above the 3.0 – 4.0% target inflation for the year, as compared to 4.0% consumer inflation in 2013.

Money Supply and Financial Savings

Banco de México’s monetary aggregates, introduced in July 1999, measure financial savings provided by both internal and external financial sources, separating residents’ and nonresidents’ savings in both markets. In addition, the monetary aggregates differentiate public and private sector financial savings. Banco de México’s monetary aggregates are defined as follows:

•	M1 consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency; (2) interest-bearing deposits denominated in pesos and operated by debit cards; and (3) savings and loan deposits;

•	M2 consists of M1, plus: (1) bank deposits; (2) Government-issued securities; (3) securities issued by firms and non-bank financial intermediaries; and (4) Government and INFONAVIT liabilities related to the Sistema de Ahorro para el Retiro (Retirement Savings System);

•	M3 consists of M2, plus financial assets issued in Mexico and held by non-residents; and

•	M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.

	Money Supply
	December 31,										June 30,
	2010		2011		2012		2013		2014		2014		2015(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	599,363	Ps.	665,916	Ps.	734,034	Ps.	792,928	Ps.	928,777	Ps.	783,654	Ps.	947,428
Checking deposits
In domestic currency		794,128		934,698		979,413		1,082,702		1,215,268		1,072,373		1,211,535
In foreign currency		128,134		132,854		163,611		189,020		232,467		208,465		283,074
Interest-bearing peso deposits		304,404		341,113		393,231		438,012		490,086		432,139		516,780
Savings and loan deposits		7,289		8,599		9,760		11,097		12,598		11,115		12,822

Total M1	Ps.	1,833,317	Ps.	2,083,179	Ps.	2,280,049	Ps.	2,513,758	Ps.	2,879,196	Ps.	2,507,746	Ps.	2,971,639

M4	Ps.	8,037,240	Ps.	9,330,572	Ps.	10,684,893	Ps.	11,665,060	Ps.	13,107,454	Ps.	12,359,250	Ps.	13,493,252

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

i.	2013-2014

At December 31, 2014, the M1 money supply increased by a rate of 10.0% in real terms, as compared to a rate of 6.0% in real terms in 2013. This increase in the money supply’s growth rate was mainly due to 17.1% and 12.2% increases in the amount of bills and coins held by the public and checking account deposits denominated in pesos, respectively.

At December 31, 2014, financial savings—defined as the difference between the monetary aggregate M4 and bills and coins held by the public—were 7.6% greater in real terms than financial savings at December 31, 2013. This increase in the growth rate was attributable to an 8.0% increase in real terms in the monetary aggregate M4. From 2013 to 2014, there was a 5.9% increase in real terms in savings generated by residents, as compared to a 4.7% increase in real terms in savings generated by residents from 2012 to 2013.

At December 31, 2014, the monetary base totaled Ps. 1,062.9 billion, a 15.8% nominal increase from the total of Ps. 917.9 billion at December 31, 2013. From December 31, 2012 to December 31, 2013, the monetary base increased by 8.5% in nominal terms.

At December 31, 2014, Banco de México’s net domestic credit registered a negative balance of Ps. 1,818.2 billion, as compared to a negative balance of Ps. 1,440.3 billion at December 31, 2013.

ii.	2014-2015

According to preliminary figures, as of June 30, 2015, Mexico’s M1 money supply was 15.2% greater in real terms than the level as of June 30, 2014. The amount of bills and coins held by the public was 17.5% greater in real terms than the amount as of June 30, 2014. In addition, as of June 30, 2015, the aggregate amount of checking account deposits denominated in pesos was 9.8% greater in real terms than at the same date in 2014.

According to preliminary figures, as of June 30, 2015, financial savings were 5.4% greater in real terms than financial savings as of June 30, 2014. As of June 30, 2015, savings generated by Mexican residents increased by 5.5% and savings generated by non-residents increased by 5.0%, each in real terms and as compared to the same period of 2014.

At August 25, 2015, the monetary base totaled Ps. 1,066.8 billion, a 0.4% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014.

Banking System

Commercial Banks

In September 1982, the Government nationalized all private Mexican commercial banks. In November 1982, the Constitution was amended to implement this nationalization, under which the Government was granted a monopoly in providing banking and credit services. From 1982 to 1988, the number of banking institutions was reduced from 68 to 18.

Effective June 28, 1990, however, the Constitution was again amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Banking Law was enacted to regulate the ownership and operation of Mexican commercial banks. Pursuant to the Banking Law, Mexico began to once again privatize commercial banks. By July 6, 1992, the Government had privatized and sold all 18 state-owned commercial banks. The proceeds from these sales exceeded U.S. $12 billion.

On January 1, 1994, concurrent with the ratification of NAFTA, amendments to several laws relating to financial services, such as the Banking Law and the Ley del Mercado de Valores (Securities Market Law), went into effect. These amendments permitted non-Mexican financial groups and financial intermediaries to engage in various activities in the Mexican financial system, including banking and securities activities, by acting through Mexican subsidiaries. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions was not permitted to exceed 25% of the total net capitalization of all Mexican banks prior to January 1, 2000 (excluding certain acquisitions pursuant to a program approved by the Ministry of Finance and Public Credit).

In December 1998, Congress approved legislation introducing additional financial and banking reforms. These reforms did not affect the general foreign ownership restrictions under the Banking Law, but removed the largest Mexican banks’ remaining foreign ownership restrictions.

From 1999 through 2013, Mexico periodically made minor reforms to its banking system. On January 9, 2014, a financial reform amending over 34 statutes and establishing a new Financial Groups Law was published in the Official Gazette of the Federation. For further information regarding this financial reform, see “—Banking Supervision and Support” below.

As of June 30, 2015, there were 45 commercial banks registered with the National Banking and Securities Commission.

Development Banks

The Mexican banking system includes various development banks. As of August 31, 2015, there were six development banks in Mexico:

•	Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (Bansefi);

•	Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C. (Banjercito);

•	Banco Nacional de Comercio Exterior, S.N.C. (Bancomext);

•	Banco Nacional de Obras y Servicios Públicos S.N.C. (Banobras);

•	NAFIN; and

•	Sociedad Hipotecaria Federal, S.N.C.

The most important development banks are NAFIN, Bancomext and Banobras. Their respective principal activities are as follows:

•	NAFIN’s principal activities include: (1) granting credit to small- and medium-sized businesses; (2) promoting the development of the securities market; and (3) serving as the Government’s financial agent in certain international transactions.

•	Bancomext’s principal activities include: (1) granting export- and import-related credit; and (2) issuing guaranties to private- and public-sector entities in the promotion of foreign trade. On June 13, 2007, a public trust known as ProMéxico was created to assume certain of Bancomext’s foreign trade and foreign investment responsibilities. This trust is supervised by the Ministry of Economy.

•	Banobras’ principal activities consist of: (1) providing short-, medium- and long-term financing to both public enterprises and federal, state and municipal governments; and (2) granting credit for low-income housing.

The Government owns a substantial majority of each development bank’s capital. In addition, under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by these development banks with foreign private, governmental and inter-governmental institutions, among others. Such statutory responsibility does not extend to transactions between each of the development banks and non-Mexican individuals. There is no specific procedure, including time periods, to enforce the Government’s statutory responsibility. Additionally, the Government’s statutory responsibility is subject to its legal and budgetary restrictions.

Banking Supervision and Support

National Banking and Securities Commission

Under the Banking Law, the National Banking and Securities Commission authorizes both commercial and development banks’ incorporation as instituciones de banca múltiple (multiple banking institutions) and, therefore, is responsible for their supervision. Pursuant to this supervisory authority, the National Banking and Securities Commission may make inspection visits to evaluate banks’ operations, organization, functions, processes, internal control systems, risk management systems and reporting. The National Banking and Securities Commission has the authority to impose sanctions for a bank’s failure to comply with the Banking Law or any regulations promulgated thereunder.

The National Banking and Securities Commission is administered by a board of directors composed of thirteen members. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Surety Bonds Commission. The remaining three members include the National Banking and Securities Commission’s president and two of its vice presidents.

In overseeing financial holding companies, banks and securities dealers, the National Banking and Securities Commission has the power to declare an intervención (managerial intervention). Pursuant to this power, the National Banking and Securities Commission may intervene and manage a financial group at either the holding or operating company level. From 1994 to 1996, the National Banking and Securities Commission exercised its authority to intervene in the management of a number of Mexican financial institutions, including: (1) Cremi/Union financial group; (2) Grupo Financiero Asemex Banpaís, S.A. de C.V. and its banking and insurance subsidiaries; (3) Banco Capital, S.A; and (4) Banco del Sureste, S.A.

Bank Supervision Policy

i.	Bank Supervision Policies from 1991-1994

From 1991 through 1994, the Government promulgated rules that, among other things, established procedures for classifying loans as “non-performing.” The Government also promulgated rules that established loan loss reserve requirements and capital adequacy standards for Mexican commercial and development banks. Pursuant to these latter rules, Mexican banks are required to maintain capitalization levels consistent with international standards.

ii.	The Mexican Peso Crisis of 1994-1995

The peso devaluation that occurred in 1994-1995, and the ensuing financial crisis, created concerns about the stability of the Mexican banking system. The combination of devaluation, higher domestic interest rates and contraction in real GDP weakened the quality of the assets held by Mexican banks. In turn, this caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.

Starting in 1995, the Government has instituted various programs to rescue troubled banks and a number of additional measures to generally support the banking system. These programs and measures include, among others:

•	an increase in the capitalization requirements for Mexican banks, including new capital reserve requirements introduced by Banco de México;

•	an increase in permitted foreign and domestic investment in Mexican financial institutions;

•	the strengthening of the National Banking and Securities Commission’s power to supervise and intervene in the activities of financial holding companies;

•	the creation of a number of debtor support programs to restructure past-due loans;

•	the provision of foreign exchange credit windows through the Fondo Bancario de Protección de Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) to help banks meet U.S. dollar liquidity needs (all drawings of which have since been repaid);

•	the establishment of the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program), a voluntary program designed to assist viable but undercapitalized banks;

•	the Ministry of Finance and Public Credit’s approval of recapitalization plans for twelve of Mexico’s financial institutions; and

•	the National Banking and Securities Commission’s adoption of significant changes to the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

iii.	IPAB

In 1999, the Government restructured its program to rescue troubled banks. Under the revised scheme, FOBAPROA was replaced by IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under these financial reforms.

Like FOBAPROA before it, IPAB manages a deposit insurance program. During 1999, IPAB began to gradually introduce deposit insurance limits. This deposit insurance is assessed per person or entity, per banking institution. Currently, deposit insurance is limited to 400,000 Unidades de Inversión (UDIs), an index unit of funds that can be traded in currency markets and whose value in pesos is indexed to inflation on a daily basis as measured by the change in the NCPI. As of September 30, 2015, one UDI was worth Ps. 5.3097.

Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities are not considered public sector debt. In emergency situations, IPAB is permitted to obtain additional financing every three years, in an amount not to exceed 6% of Mexican banking institutions’ total liabilities, without Congressional authorization. As of June 30, 2015, IPAB’s debt totaled Ps. 960.2 billion, as compared to Ps. 915.4 billion at December 31, 2014.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted by Banco de México, peso-denominated debt securities in Mexico known as Bonos de Protección al Ahorro (Savings Protection Bonds, or BPAs). IPAB uses the proceeds of these sales to: (1) service its maturing obligations; (2) improve its debt maturity profile; and (3) reduce its financing costs. IPAB offers the following types of BPAs:

•	BPAs and BPAG28s are three-year maturity bonds with monthly interest payments at a rate (reset monthly) equal to the greater of the 28-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 63.7 billion of BPAG28s sold in 2013. IPAB did not place any BPAs in the market in 2013 or 2014.

•	BPTAs and BPAG91s are five-year maturity bonds with quarterly coupon payments (every 91 days) at a rate equal to the 91-day Cetes rate (reset quarterly). IPAB placed a total of Ps. 65.0 billion of BPAG91s in the market in 2014, as compared to Ps. 65.0 billion of BPAG91s sold in 2013. IPAB did not place any BPATs in the market in 2013 and 2014.

•	BPA182s are seven-year maturity bonds with semiannual coupon payments (every 182 days) at a rate equal to the 182-day Cetes rate (reset every six months). IPAB placed a total of Ps. 54.4 billion of BPA182s in the market in 2014, as compared to Ps. 53.3 billion of BPA182s sold in 2013.

For the first time, IPAB issued the BPAG28s and the BPAG91s in 2012 as a measure to replace the BPAs and BPTAs, so that as of that date the BPAs and BPTAs accounted for only 14.3% of its total outstanding market debt.

In addition to the activities described above, IPAB has undertaken the sale of loan portfolios and other assets acquired by FOBAPROA during 1994-1996. Significant sales of commercial loan assets since the beginning of 2009 include:

•	In February 2009, IPAB auctioned a bundle of commercial loans of Estrategia Bursátil S.A. de C.V. Casa de Bolsa. The amount received for this loan portfolio was Ps. 1.7 million. The net proceeds from this transaction represented 190.4% of the portfolio’s face value of Ps. 0.9 million.

•	In September 2010, IPAB auctioned a bundle of trusts pertaining to Banco del Centro S.A. and Banpaís, S.A. The amount received for this trust portfolio was Ps. 26.9 million. The net proceeds from this transaction represented 7.2% of the portfolio’s face value of Ps. 374.6 million.

•	In December 2011, IPAB auctioned a bundle of commercial loans of Banco Unión, S. A. The amount received for this loan portfolio was Ps. 0.1 million. The net proceeds from this transaction represented 4.0% of the portfolio’s face value of Ps. 2.6 million.

•	In February 2012, IPAB auctioned a bundle of Fideicomiso de Activos Corporativos Estratégicos’ trusts. The amount received for this trust portfolio was Ps. 34.0 million. The net proceeds from this transaction represented 97.0% of the portfolio’s face value of Ps. 35.1 million.

Since IPAB’s February 2012 auction, there has been no further activity in this area.

iv.	Global Financial Crisis of 2007-2008

In response to the global financial crisis of 2007-2008, the Government and Banco de México undertook a series of joint actions aimed at reducing liquidity problems and stabilizing domestic financial markets, including, among others:

•	a reduction in the amount of long-term fixed rate peso- and UDI-denominated bonds and an increase in the amount of Cetes offered through Government securities auctions during the fourth quarter of 2008;

•	a reduction in the weekly issuances of IPAB’s Savings Protection Bonds in the fourth quarter of 2008;

•	Banco de México’s repurchase of IPAB-issued debt securities, MBonos (fixed rate peso-denominated government bonds) and Udibonos (government bonds denominated in UDIs);

•	Banco de México’s auction of interest rate swaps, allowing holders to exchange their exposure to long-term fixed interest rates for short-term variable interest rates, thereby allowing investors holding long-term fixed rate instruments to reduce their exposure to interest rate fluctuations;

•	a request made by the Foreign Exchange Commission to the IMF for a one-year contingent credit line, which has since been renewed on various occasions (for further information regarding this credit line, see “External Sector of the Economy–Balance of International Payments”); and

•	an agreement between Banco de México and the Federal Reserve Bank of New York to establish temporary swap facilities, which have expired and have not been renewed.

In December 2010, the Basel Committee on Banking Supervision issued the Third Basel Accord (Basel III), which provides global regulatory standards with respect to adequate bank capital and liquidity. Beginning on January 1, 2013, member countries were required to observe the phase-in arrangements for the implementation of these new capital requirements (which banks will be required to fully comply with starting on January 1, 2019). On November 28, 2012, the National Banking and Securities Commission amended Mexico’s capitalization rules in accordance with Basel III. These amendments aim to strengthen the resilience of Mexico’s banking system. Mexico’s new capital requirements became effective on January 1, 2013, prior to the implementation of the Basel III framework completion date. On March 23, 2013, the National Banking and Securities Commission decided to extend the deadline to comply with Basel III requirements to 2016.

v.	Other Regulatory Reforms

Mexico’s banking system underwent various regulatory reforms from 2000 to 2001. These reforms included:

•	the Ministry of Finance and Public Credit’s adoption of new rules governing, among other things, capitalization requirements for Mexican commercial banks and the issuance of certain cumulative and noncumulative subordinated debt securities through a special purpose vehicle;

•	new rules for the classification of the quality of loan portfolios of commercial banking institutions and a modification of rules governing the capitalization requirements of commercial banks;

•	new rules for the classification of development bank credit portfolios, requiring development banks to, among other things: (1) maintain a minimum net capital that reflects the market and credit risks of their operations; (2) gather the information necessary to grant or restructure various types of guaranteed and non-guaranteed credit; (3) maintain, verify and make available adequate records; (4) establish procedures by which to manage risk and perform their credit activity; and (5) implement a system of internal controls on operations; and

•	amendments to the Banking Law that had the effect of: (1) enhancing corporate governance; (2) improving the framework for banking operations; and (3) strengthening both regulation and surveillance while reducing any associated costs.

On February 2, 2008, the Banking Law was further amended to:

•	enhance the National Banking and Securities Commission’s authority to supervise financial services companies (specifically, the National Banking and Securities Commission’s ability to perform visits to banks to review, verify, test and evaluate their operations, processes, internal controls and risk management systems);

•	increase the conditions for the granting of credit to customers, including the requirement that banks analyze and evaluate—using quantitative and qualitative information—the creditworthiness of their customers;

•	improve transparency and reliability by requiring banks to periodically disclose certain corporate, financial, administrative, operational, economic and legal information on their websites and in a national newspaper;

•	provide the National Banking and Securities Commission with the power to inspect and supervise entities that provide external audit services to banks, including members of the audit team, in order to verify auditors’ compliance with the Banking Law; and

•	introduce bancos de nicho (limited-purpose banks), which are permitted to engage in only a limited amount of banking activities as set forth in their by-laws.

On July 28, 2010, President Calderón created the Consejo de Estabilidad del Sistema Financiero (Financial System Stability Council). This council is composed of members from the supervisory and regulatory authorities of the Mexican financial system. This council is primarily tasked with:

•	identifying risks that could interrupt or disrupt the function of the financial system;

•	recommending and coordinating any measures to be taken by the Mexican financial authorities to avoid risks to the financial market;

•	advising the executive branch in matters related to financial stability; and

•	preparing an annual report discussing: (1) the stability of the Mexican financial markets; and (2) any activities and measures taken by the Council during the preceding year to promote financial stability.

On January 9, 2014, a financial reform amending over 34 statutes and establishing a new Financial Groups Law was published in the Official Gazette of the Federation. The financial reform has four core goals: (1) to foster competition among financial services providers; (2) to strengthen development banks; (3) to create new products and services that are better suited for financial services customers; and (4) to ensure both soundness and prudence in the financial sector.

In order to achieve these goals, this financial reform has, among others, the following features:

•	The Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (CONDUSEF) has been given additional authority through increased financial institution transparency and enhanced enforcement capabilities. For example, the CONDUSEF is now able to issue and publish recommendations to financial institutions.

•	The process by which people switch banks and make modifications between accounts was simplified and conditional sales are now prohibited.

•	Development banks are mandated to improve their operations and to favor the extension of credit. They are also encouraged to develop new programs and financial products that broaden access to financing opportunities.

•	Financial authorities have been granted additional capabilities to periodically evaluate bank performance and the overextension of credit, and coordination mechanisms between financial authorities have been reinforced. Further, the legal framework governing the acceptance and execution of loan guarantees, risk and credit cost reductions has been further simplified.

•	Bankruptcy procedures have been modified, including through the institution of a joint concurso mercantil procedure for entities of the same corporate group and the creation of a new liquidation procedure for credit institutions that is supervised by IPAB.

Commercial Bank Performance

At December 31, 2014, the total amount of past-due commercial bank loans (excluding banks under Government intervention and those in special situations) was Ps. 91.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. The total loan portfolio of the banking system was 9.7% greater in real terms at December 31, 2014 than the total loan portfolio at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 2.8% at December 31, 2014, as compared to a ratio of 3.1% at December 31, 2013. This decrease was due to a much greater increase in their current loans portfolio than the growth observed in the past-due loans. The amount of commercial bank loan loss reserves (excluding banks under Government intervention and those in special situations) totaled Ps. 115.6 billion at December 31, 2014, as compared to Ps. 127.4 billion at December 31, 2013.

As of June 30, 2015, the total amount of past-due commercial bank loans (excluding banks under Government intervention and those in special situations) was Ps. 92.5 billion, as compared with Ps. 91.3 billion at December 31, 2014. The total loan portfolio of the banking system was 5.4% greater in real terms as of June 30, 2015 than the total loan portfolio at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.7% as of June 30, 2015, as compared to a ratio of 2.8% at December 31, 2014. The amount of loan loss reserves held by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 114.3 billion as of June 30, 2015, as compared to Ps. 115.6 billion at December 31, 2014.

Credit Allocation by Sector

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

	Credit Allocation by Sector(1)
	December 31,															June 30,
	2010			2011			2012			2013			2014			2014			2015(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	33.9	1%	Ps.	40.8	1%	Ps.	50.8	2%	Ps.	55.2	2%	Ps.	58.4	1%	Ps.	56.4	2%	Ps.	59.5	1%
Industry		512.1	20		602.5	21		678.1	21		740.0	21		813.5	20		733.9	20		866.5	21

Services and other activities		494.6	19		583.8	20		618.0	19		722.4	20		800.8	20		761.0	21		850.3	20
Housing credit		395.4	16		428.0	15		468.2	14		504.4	14		546.2	14		523.4	14		576.8	14
Spending credit		426.5	17		527.8	18		630.9	19		699.4	19		744.9	19		719.8	20		765.8	18

Statistical adjustment		0.2	0		0.0	0		0.0	0		0.0	0		0.0	0		0.0	0		0.0	0
Financial sector		173.1	7		199.5	7		219.0	7		254.8	7		295.7	7		249.0	7		282.6	7
Public sector		413.4	16		469.0	16		546.6	17		587.5	16		716.8	18		596.9	16		719.4	17
Others		44.2	2		10.8	0		9.2	0		0.7	0		0.4	0		0.5	0		0.2	0
External sector		51.6	2		52.2	2		38.4	1		32.4	1		46.3	1		38.4	1		57.4	1

Total	Ps.	2,545.0	100%	Ps.	2,914.4	100%	Ps.	3,259.1	100%	Ps.	3,596.8	100%	Ps.	4,023.1	100%	Ps.	3,679.3	100%	Ps.	4,178.5	100%

Interbank sector		1.8	—		2.0	—		2.3	—		3.8	—		1.2	—		1.4	—		2.4	—

Note:	Numbers may not total due to rounding.

(1)	Includes both commercial and development banks.
(2)	Preliminary figures.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

As discussed above, in connection with the implementation of NAFTA on January 1, 1994, amendments to several laws relating to the financial services industry became effective. These amendments were subsequently implemented through regulations issued by the Ministry of Finance and Public Credit on April 20, 1994. Under these rules, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities in Mexico, including providing insurance.

In addition, pursuant to the 1995 amendments to the Ley General de Instituciones y Sociedades Mutualistas de Seguros (Mexican Insurance Company Law), foreign investors may purchase up to 49% of Mexican insurance companies’ capital stock. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited voting shares, as well as subordinated debt obligations. Finally, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law), as amended, governs financial intermediaries. Pursuant to that law:

•	no individual or entity is permitted to hold, both directly or indirectly, more than 10% of the paid-in capital of financial intermediaries without the Ministry of Finance and Public Credit’s prior authorization;

•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;

•	financial leasing companies are entitled to judicial remedies to enforce the repossession of goods leased in the event of a default by the lessee; and

•	the National Banking and Securities Commission is authorized to prevent auxiliary credit institutions from using misleading documentation.

Pursuant to amendments to the Auxiliary Credit Organizations Law in 1995, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of auxiliary credit institutions.

On June 4, 2001, the Ley de Sociedades de Inversión (Mutual and Investment Funds Law) went into effect. This law facilitates the development of financial intermediaries other than banks, thereby allowing retail investors to participate in a more transparent and liquid securities market. The law also introduced the concept of investment fund distributors and avoids conflicts of interest between investment funds and operating companies by: (1) requiring that one third of the members of the board of directors of each investment fund be independent; and (2) precluding brokerage houses and banks from acting directly as operating companies.

Pursuant to the 2014 financial reform discussed in “—Banking Supervision and Support,” on January 10, 2014, the Mutual and Investment Funds Law became the Ley de Fondos de Inversión (Investment Funds Law). The financial reform also modified certain provisions of the prior Mutual and Investment Funds Law in its transformation to the current Investment Funds Law, namely:

•	Pursuant to the text of the Investment Funds Law, “sociedades de inversion,” or investment capital companies, were replaced by “fondos de inversion,” which is defined as variable capital corporations that purchase and sell common investment assets. These fondos de inversion will operate under the supervision, regulation and sanction of the CNBV.

•	The Investment Funds Law recognizes the role and responsibility of independent external auditors by establishing the rules governing their interaction with fondos de inversion and underscoring the need for both impartiality and the avoidance of conflicts of interest.

The Securities Markets

The Mexican Stock Exchange

The Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or BMV) is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded in the Mexican Stock Exchange include:

•	stocks and bonds of private sector corporations;

•	equity certificates or shares issued by banks;

•	commercial paper;

•	bankers’ acceptances;

•	certificates of deposit;

•	Government debt; and

•	special hedging instruments linked to the U.S. dollar.

Upon the consummation of the initial public offering of its shares on June 18, 2008, the Mexican Stock Exchange was transformed from a sociedad anónima de capital variable (a private company) to a sociedad anónima bursátil de capital variable (a public company). In connection with the initial public offering of its shares, certain former stockholders of the Mexican Stock Exchange (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the Mexican Stock Exchange with the purpose of voting such shares as a single block in the future.

The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market.

Securities Law Reforms

The Securities Market Law was enacted in 1975 and has been amended on several occasions since then. It was amended in 1993 to include: (1) more flexible rules regarding the repurchase by Mexican companies of their own shares; (2) new rules relating to privileged information; and (3) the permitted listing of foreign securities on the Mexican Stock Exchange upon the authorization of the Ministry of Finance and Public Credit, the National Banking and Securities Commission and Banco de México. The 1993 amendments also provided for the creation of an international quotation system. In addition, since July 1994, foreign securities firms have been permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of December 31, 2014, three foreign securities firms were authorized by the Ministry of Finance and Public Credit to maintain representative offices in Mexico.

In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.

In December 2005, Congress passed a new Securities Market Law to enhance the institutional framework of the securities market in Mexico. This law, which became effective on June 28, 2006, clarified several aspects of the existing law, including disclosure requirements and the reach of the law’s application to holding companies and subsidiaries. In addition, this law improved minority shareholders’ rights and introduced new requirements and fiduciary duties applicable to board members, officers and external auditors of publicly traded companies. This law also redefined certain corporate responsibilities, requiring the creation of audit and corporate governance committees with independent board members.

Pursuant to the 2014 financial reform discussed in “—Banking Supervision and Support,” on January 10, 2014, an amendment to the Securities Market Law was published in the Official Gazette of the Federation. This reform sought to improve the efficiency of market operations and the dynamics of those entities that comprise it. Certain key features of this law include, among others, the following: (1) an Oferta Restringida (Restricted Offer) regime was established which allows issuers of securities to engage in public offerings directed exclusively at certain classes of investors; (2) placement programs that were exclusively applicable to debt instruments can now be used by all issuers, thereby facilitating the security inscription process and certain public offerings; and (3) the inclusion of several control processes to improve transparency and to better protect investors.

On October 20, 2015, the National Banking and Securities Commission amended the Resolución que Modifica las Disposiciones de Carácter General Aplicables a las Emisoras De Valores y a Otros Participantes del Mercado de Valores (Resolution that Modifies the General Rules Applicable to the Issuers of Securities and other Market Participants) to include a new real estate investment trust structure, known as the FIBRA E. FIBRA E certificates may be used for financing by corporations in the energy and infrastructure sectors that already generate steady cash flows. The regulations also establish corporate governance rules for the FIBRA E trusts, as well as provisions for the protection of investors, and require FIBRA E holders to list their certificates on the Mexican Stock Exchange.

Mexican Stock Exchange Performance

The Mexican Stock Exchange publishes the Índice de Precios y Cotizaciones (Stock Market Index) based on a group of the 35 most actively traded shares.

At December 31, 2013, the Stock Market Index stood at 42,727.1 points, representing a 2.3% decrease from the level of 43,705.8 at December 31, 2012.

At December 31, 2013, the market capitalization of the Mexican Stock Exchange was U.S. $521.9 billion, representing a 0.4% decrease in dollar terms from the level at December 31, 2012. The value of transactions on the Mexican Stock Exchange totaled U.S. $257.8 billion in 2013, 19.8% higher than in 2012. The Mexican Stock Exchange’s transactions were distributed as follows:

•	equity securities, including shares and certificates of patrimonial contribution, accounted for 99.8% of transactions;

•	capital development certificates accounted for 0.1% of transactions; and

•	fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.1% of transactions.

At December 31, 2014, the Stock Market Index stood at 43,145.7 points, representing a 0.4% increase from the level of 42,727.1 at December 31, 2013.

At December 31, 2014, the market capitalization of the Mexican Stock Exchange was U.S. $474.4 billion, representing a 9.1% decrease in dollar terms from the level at December 31, 2013. The value of transactions on the Mexican Stock Exchange totaled U.S. $186.4 billion in 2014, -27.7% lower than in 2013. The Mexican Stock Exchange’s transactions were distributed as follows:

•	equity securities, including shares and certificates of patrimonial contribution, accounted for 99.6% of transactions;

•	capital development certificates accounted for 0.2% of transactions; and

•	fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.1% of transactions.

As of September 2015, the Stock Market Index stood at 42,632.5 points, representing a 1.2% nominal decrease from the level at December 31, 2014.

The following graph illustrates the Stock Market Index for the indicated periods.

Stock Market Index

EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Foreign Trade Policy

Prior to the late 1980s, Mexico attempted to stimulate economic development, primarily through the growth of exports under an “import substitution economic development model” adopted in the 1940s. Under this model, Mexico sought to replace foreign imports with domestic production. The rationale was that Mexico could better promote industrialization through the protection of its local industries. In the model’s later stages, requisite financing was obtained by means of Mexico’s expanding oil exports and its debt acquisition.

Since the late 1980s, Mexico has instead attempted to encourage economic development by increasing its foreign trade returns. In order to do so, Mexico has primarily focused on expanding its total exports. For example, the Government has designed various trade, fiscal, financial and promotional measures to grow and increase the competitiveness of its non-oil exports. One such measure includes the Government’s decision to join the GATT (which was later superseded by the WTO) in 1986. This decision resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. Under the GATT, a five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Soon thereafter, average tariff rates began to decline.

As a result of this strategy, Mexico’s non-oil exports have increased more than thirty-fold since 1982, reaching U.S. $354.5 billion (or 89.3% of total merchandise exports including the in-bond industry) in 2014. Over the last thirty years, the composition of Mexico’s non-oil exports has also changed, reflecting the increased importance of manufactured goods relative to agricultural products. In 2014, U.S. $337.3 billion (or 95.1%) of Mexico’s non-oil exports (including the in-bond industry) consisted of manufactured goods, as compared to U.S. $5.8 billion (or 77.1%) in 1982.

Foreign Trade Performance

During 2012, Mexico registered a trade surplus of U.S. $18.3 million, as compared to a trade deficit of U.S. $1.4 billion for 2011. In particular, petroleum exports decreased by 6.2% as compared to 2011 due to a decrease in crude oil production. In total, exports increased or decreased as follows, each as compared to 2011:

•	petroleum exports decreased by 6.2%;

•	non-petroleum exports increased by 8.5%;

•	merchandise exports increased by 6.1%, to U.S. $370.8 billion, as compared to U.S. $349.4 billion in 2011; and

•	exports of manufactured goods (which represented 81.5% of total merchandise exports) increased by 8.4%.

During 2012, Mexico’s total imports increased by 5.7%, to U.S. $370.8 billion, as compared to U.S. $350.8 billion in 2011. In particular, imports increased as follows, each as compared to 2011:

•	imports of intermediate goods increased by 5.3%;

•	imports of capital goods increased by 10.1%; and

•	imports of consumer goods increased by 4.8%.

During 2013, Mexico registered a trade deficit of U.S. $1.2 billion, as compared to a trade surplus of U.S. $18.3 million for 2012. In particular, petroleum exports decreased by 6.6% as compared to 2012 due to a decrease in crude oil production and a decrease in the availability of crude oil for export. In total, exports increased or decreased as follows, each as compared to 2012:

•	petroleum exports decreased by 6.6%;

•	non-petroleum exports increased by 4.0%;

•	merchandise exports increased by 2.5%, to U.S. $380.0 billion, as compared to U.S. $370.8 billion in 2012; and

•	exports of manufactured goods (which represented 82.8% of total merchandise exports) increased by 4.2%.

During 2013, Mexico’s total imports increased by 2.8%, to U.S. $381.2 billion, as compared to U.S. $370.8 billion in 2012. In particular, imports increased as follows, each as compared to 2012:

•	imports of intermediate goods increased by 2.5%;

•	imports of capital goods increased by 1.3%; and

•	imports of consumer goods increased by 5.6%.

According to preliminary figures, during 2014, Mexico registered a trade deficit of U.S. $2.8 billion, as compared to a trade deficit of U.S. $1.2 billion during 2013. This was caused by a decrease in the surplus of oil products and a deficit reduction in non-oil products. In particular, petroleum exports decreased by 13.9% as compared to 2013, primarily due to a decrease in crude oil production. In total, exports increased or decreased as follows, each as compared to 2013:

•	petroleum exports decreased by 13.9%;

•	non-petroleum exports increased by 7.3%;

•	merchandise exports increased by 4.5%, to U.S. $397.1 billion, as compared to U.S. $380.0 billion during 2013; and

•	exports of manufactured goods (which represented 88.0% of total merchandise exports) increased by 7.2%.

According to preliminary figures, during 2014, total imports increased by 4.9%, to U.S. $400.0 billion, as compared to U.S. $381.2 billion for 2013. This was mainly caused by an increase in the imports of intermediate goods and consumer goods. In particular, imports increased as follows, each as compared to 2013:

•	imports of intermediate goods increased by 6.0%;

•	imports of capital goods increased by 1.5%; and

•	imports of consumer goods increased by 1.7%.

According to preliminary figures, during the first six months of 2015, Mexico registered a trade deficit of U.S. $4.1 billion, as compared to a trade deficit of U.S. $298.6 million for the same period of 2014. This was caused by a decrease in oil exports during the first six months of 2015 compared with the same period of 2014. In particular, petroleum exports decreased by 44.2% as compared to the same period of 2014 due to a decrease in the production of oil products and oil prices. In total, exports decreased as follows, each as compared to the first six months of 2014:

•	petroleum exports decreased by 44.2%;

•	non-petroleum exports increased by 3.6%;

•	merchandise exports decreased by 2.1%, to U.S. $188.5 billion, as compared to U.S. $192.6 billion during the first six months of 2014; and

•	exports of manufactured goods (which represented 88.3% of total merchandise exports) increased by 3.6%.

According to preliminary figures, during the first six months of 2015, total imports decreased by 0.2%, to U.S. $192.6 billion, as compared to U.S. $192.9 billion for the same period of 2014. In particular, imports increased or decreased as follows, each as compared to the first six months of 2014:

•	imports of intermediate goods decreased by 0.2%;

•	imports of capital goods increased by 7.5%; and

•	imports of consumer goods decreased by 5.1%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010	2011	2012	2013	2014(1)	First six months of 2014(1)	First six months of 2015(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$41,693	$56,443	$52,956	$49,482	$42,586	$22,984	$12,832
Crude oil	35,919	49,381	46,852	42,712	35,855	19,451	10,312
Other	5,775	7,063	6,103	6,770	6,731	3,533	2,520
Non-oil products	256,780	292,990	317,814	330,534	354,542	169,645	175,706
Agricultural	8,610	10,309	10,914	11,246	12,181	6,770	7,287
Mining	2,424	4,063	4,906	4,714	5,064	2,709	2,449
Manufactured goods(2)	245,745	278,617	301,993	314,573	337,297	160,165	165,970

Total merchandise exports	298,473	349,433	370,770	380,015	397,129	192,629	188,538
Merchandise imports (f.o.b.)
Consumer goods	41,423	51,790	54,272	57,329	58,299	27,535	26,128
Intermediate goods(2)	229,812	264,020	277,911	284,823	302,031	146,608	146,275
Capital goods	30,247	35,032	38,568	39,057	39,647	18,786	20,187

Total merchandise imports	301,482	350,843	370,752	381,210	399,977	192,928	192,590

Trade balance	$(3,009)	$(1,409)	$18	$(1,195)	$(2,849)	$(299)	$(4,052)

Average price of Mexican oil mix(3)	$72.46	$101.13	$101.96	$98.44	$86.00	$94.75	$49.16

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Geographic Distribution of Trade

The U.S. is Mexico’s most important trading partner. In 2014, trade with the U.S. accounted for approximately 80.2% of Mexico’s total exports and 48.8% of Mexico’s total imports.

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Distribution of Trade(1)

	2010	2011	2012	2013	2014(2)
Exports (f.o.b.):
U.S.	80.0%	78.5%	77.6%	78.8%	80.2%
Canada	3.6	3.1	3.0	2.8	2.7
EU	4.8	5.4	5.9	5.2	5.1
Of which:
Spain	1.3	1.4	1.9	1.8	1.5
U.K.	0.6	0.6	0.7	0.4	0.5
Germany	1.2	1.2	1.2	1.0	0.9
Netherlands	0.6	0.6	0.5	0.4	0.6
China	1.4	1.7	1.5	1.7	1.5
Japan	0.6	0.6	0.7	0.6	0.7
Others	9.6	10.6	11.3	11.0	9.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):
U.S.	48.1%	49.7%	49.9%	49.1%	48.8%
Canada	2.9	2.7	2.7	2.6	2.5
EU	10.8	10.7	11.0	11.3	11.2
Of which:
Spain	1.1	1.1	1.1	1.1	1.2
U.K.	0.7	0.6	0.6	0.7	0.6
Germany	3.7	3.7	3.6	3.5	3.4
Netherlands	0.9	0.9	1.0	1.1	0.9
China	15.1	14.9	15.4	16.1	16.6
Japan	5.0	4.7	4.8	4.5	4.4
Others	18.2	17.2	16.3	16.4	16.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.

Source: Banco de México.

NAFTA

NAFTA, a trade agreement entered into among Canada, Mexico and the U.S., went into effect on January 1, 1994. This agreement was directed at:

•	removing most tariffs on goods traded across international borders among the three countries;

•	removing or relaxing many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial services;

•	liberalizing trade in services and increasing the protection of intellectual property rights;

•	providing a specialized means for the resolution of trade disputes arising under NAFTA; and

•	promoting trilateral, regional and multilateral cooperation among the three countries.

The three parties to NAFTA also reached separate understandings on emergency actions to be taken in response to import surges and the funding of environmental infrastructure projects along the region of the Mexico-U.S. border. The three parties also negotiated and entered into supplemental accords to this agreement relating to various labor and environmental issues. Different combinations of the three countries have reached separate understandings between each other on various specific issues as well.

Since NAFTA went into effect in 1994, trade between Mexico, the U.S. and Canada has increased. For instance, Mexican exports to the U.S. increased to U.S. $318.4 billion in 2014, from U.S. $299.4 billion in 2013, mainly due to an increase in non-oil exports. Mexican exports to the U.S. increased at a higher rate (6.3%) than U.S. exports to Mexico did (4.3%).

Other Trade Agreements

Mexico has also entered into free trade agreements, and other similar agreements, with the following countries/unions:

Country/Union	Effective Date	Notes

Bolivia	June 7, 2010	This agreement covers tariff regulations between Mexico and Bolivia, eliminating all customs duties on originating goods and prohibiting the increase of any existing customs duties or the adoption of new customs duties.

Chile	August 1, 1999	This agreement expanded the terms of the existing 1992 trade agreement between Chile and Mexico.

Colombia	August 2, 2011	This agreement expanded the terms of the existing 1995 trade agreement between Colombia and Mexico.

Costa Rica	January 1, 1995	This agreement eliminates trade barriers, promotes fair competition, protects intellectual property, defines the scope of application of the trade in goods between the parties and establishes tariff regulations. Customs duties, customs restrictions, import types, non-tariff measures and import restrictions between Costa Rica and Mexico are also delineated in this agreement.

El Salvador, Guatemala, Honduras	March 14, 2000 (Guatemala & El Salvador); June 1, 2001 (Honduras)	The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among El Salvador, Guatemala, Honduras and Mexico.

European Union	October 2001	The agreement covers: (1) industrial tariffs; (2) agricultural goods; (3) services; (4) the acquisition of goods and services on behalf of a public authority; (5) rules of competition and investment; (6) intellectual property protection; and (7) rules of origin and dispute resolution.

Iceland, Liechtenstein, Norway & Switzerland	October 1, 2001	Pursuant to this agreement, Mexico and the European Free Trade Association (EFTA) agree to facilitate access to their respective markets by reducing or eliminating certain barriers to trade in agricultural products.

Israel	July 1, 2000	The agreement covers tariffs on: (1) industrial and agricultural products exported by Mexico into Israel; and (2) agricultural technology, medical and agricultural equipment and agricultural products exported by Israel into Mexico.

Japan	April 1, 2005	This agreement covers the progressive reduction and elimination of certain tariffs on goods originated in both Mexico and Japan. The agreement also establishes general rules and guidance with respect to the conservation and management of natural resources.

Nicaragua	July 1, 1998	Pursuant to this agreement, Mexico and Nicaragua agree to facilitate access to their respective markets by reducing or eliminating certain barriers to trade in agricultural products.

Peru	February 1, 2012	This agreement facilitates access to Mexico and Peru’s respective markets by reducing or eliminating barriers to trade in agricultural products, by increasing investment protection between the parties and by strengthening intellectual property rights.

Uruguay	July 15, 2004	This agreement: (1) encourages the expansion and diversification of trade between the parties; (2) removes trade barriers and facilitates the movement of goods between Mexico and Uruguay; (3) promotes certain conditions for fair trade competition between the parties; (4) establishes a framework for further cooperation between the two countries; and (5) sets forth effective procedures for its implementation and enforcement and for the resolution of disputes on intellectual property.

In addition to the above, Mexico has participated in negotiations for the Free Trade Area of the Americas (FTAA), which would eliminate tariffs and employ common investment and trading rules for the proposed 34 member countries. Mexico has also been individually negotiating free trade agreements with each of the four member countries (Argentina, Brazil, Paraguay and Uruguay) of the Common Market of the South (also known as MERCOSUR). On September 20, 2011 Mexico and Uruguay executed a free trade agreement, the Tratado de Libre Comercio entre los Estados Unidos Mexicanos y la República Oriental del Uruguay (the Free Trade Agreement between the United Mexican States and the Oriental Republic of Uruguay). On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. Mexico also became a member of the WTO on January 1, 1995, the date on which the WTO superseded the GATT.

The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants the President broad powers to establish import and export duties, as well as other trade restrictions. Under this law, the Ministry of Economy is authorized to resolve trade-related disputes. The Ministry of Economy is also authorized to establish procedures for the imposition of “countervailing duties,” which are import duties imposed under the WTO rules to neutralize the effect of a foreign country’s subsidy of its exports. The Foreign Trade Law also created the Comisión de Comercio Exterior (Foreign Trade Commission), an agency that operates within the Ministry of Economy to administer each of these procedures. In addition, this law specifically defines and regulates unfair trade practices, thereby more closely aligning Mexico’s regulatory trade framework with current international practices and standards.

In-bond Industry

The Mexican in-bond industry is comprised of entities that import raw materials and component parts on a duty-free basis and, in turn, export their finished products, with suppliers only paying tariffs on a value-added basis for work done in Mexico. Initially established mostly along the Mexico-U.S. border, in-bond plants now operate in other regions of the country. By expanding production to these other regions, in-bond plants and suppliers have greater access to a larger and more diverse labor pool. This expansion has also provided in-bond plants with greater access to raw materials made available by Mexican suppliers. According to preliminary figures, more than half of the value added by the in-bond industry in 2014 involved the production of auto parts, transportation equipment and electronic products.

As of December 31, 2012, the number of in-bond plants totaled 5,049, down from 5,079 as of December 31, 2011. According to preliminary figures, as of December 31, 2012, in-bond plants employed 1,989,862 workers, a 5.8% increase from the 1,880,254 workers employed as of December 31, 2011, primarily due to an increase in consumption and private investment, which was intended to compensate for the volatility in external demand during this period. According to preliminary figures, revenues from in-bond operations during 2012 increased by 12.0% from Ps. 2,615.2 billion in 2011 to Ps. 2,929.8 billion in 2012, Ps. 1,687.8 billion of which was generated from export sales and Ps. 1,241.9 billion of which was generated from domestic sales.

As of December 31, 2013, the number of in-bond plants totaled 5,142, remaining at approximately the same level as of December 31, 2012. According to preliminary figures, as of December 31, 2013, in-bond plants employed 2,116,022 workers, a 6.3% increase from 1,989,862 workers as of December 31, 2012. According to preliminary figures, revenues from in-bond operations during 2013 increased by 6.7%, from Ps. 2,929.8 billion in 2012 to Ps. 3,124.9 billion in 2013, Ps. 1,819.4 billion of which was generated from export sales and Ps. 1,305.5 billion of which was generated from domestic sales.

According to preliminary figures, as of December 31, 2014, the number of in-bond plants totaled 5,020, a decrease from 5,142 as of December 31, 2013. As of December 31, 2014, in-bond plants employed 2,242,865 workers, a 6.0% increase from the 2,116,022 workers employed as of December 31, 2013. According to preliminary figures, revenues from in-bond operations during 2014 increased by 7.3%, to Ps. 3,354.3 billion, as compared to Ps. 3,124.9 billion in 2013, Ps. 1,991.7 billion of which was generated from export sales and Ps.1,362.6 billion of which was generated from domestic sales.

According to preliminary figures, as of June 30, 2015, the number of in-bond plants totaled 5,066, up from 5,020 as of December 31, 2014. As of June 30, 2015, in-bond plants employed 2,325,367 workers, a 3.7% increase from the 2,242,865 workers employed as of December 31, 2014. According to preliminary figures, revenues from in-bond operations as of June 30, 2015 increased by 13.4%, to Ps. 1,867.7 billion, as compared to Ps. 1,646.4 billion during the same period of 2014, Ps. 1,124.8 billion of which was generated from export sales and Ps. 742.9 billion of which was generated from domestic sales.

Balance of International Payments

The “balance of international payments” is a system of recording all of a country’s economic transactions with the rest of the world over a one-year period. Since 1988, Mexico has registered a deficit in its current account, primarily due to private sector increases in imports and the Government’s liberalization of trade policies.

During 2012, Mexico’s current account registered a deficit of 1.3% of GDP, or U.S. $16.4 billion, as compared to a deficit of U.S. $11.8 billion in 2011. Its capital account registered a surplus of U.S. $55.0 billion in 2012, as compared to a surplus of U.S. $51.0 billion in 2011, which was due to an increase of foreign investment inflows, which, in turn, resulted from, amongst other things, the strength of Mexico’s economic fundamentals. Foreign investment in Mexico totaled U.S. $76.0 billion in 2012. This foreign investment was composed of direct foreign investment inflows totaling U.S. $19.5 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $56.5 billion.

During 2013, Mexico’s current account registered a deficit of 2.4% of GDP, or U.S. $30.5 billion, as compared to a deficit of U.S. $16.4 billion in 2012. Its capital account registered a surplus of U.S. $65.7 billion in 2013, as compared to a surplus of U.S. $55.0 billion in 2012, which was primarily due to an increase in foreign direct investment as a result of the strength of Mexico’s economic fundamentals, among other things. Foreign investment in Mexico totaled U.S. $65.9 billion in 2013. This foreign investment was composed of direct foreign investment inflows totaling U.S. $44.9 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $21.0 billion.

During 2014, Mexico’s current account registered a deficit of 2.0% of GDP, or U.S. $26.0 billion, as compared to a deficit of U.S. $30.5 billion in 2013. Its capital account registered a surplus of U.S. $56.5 billion in 2014, as compared to a surplus of U.S. $65.7 billion in 2013, which was primarily due to less growth in foreign direct investment. Foreign investment in Mexico totaled U.S. $52.0 billion in 2014. This foreign investment was composed of direct foreign investment inflows totaling U.S. $24.2 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $27.9 billion.

According to preliminary figures, during the first six months of 2015, Mexico’s current account registered a deficit of 1.4% of GDP, or U.S. $16.6 billion, as compared to a deficit of U.S. $17.3 billion for the same period of 2014, which was due to less growth in foreign investment. Its capital account registered a surplus of U.S. $23.4 billion during the first six months of 2015, as compared to a surplus of U.S. $36.5 billion during the same period of 2014. Foreign investment in Mexico totaled U.S. $18.0 billion during the first six months of 2015 and was composed of direct foreign investment inflows totaling U.S. $13.8 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $4.3 billion.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

		2010	2011	2012	2013	2014	First six months of 2014	First six months of 2015(1)
			(in millions of dollars)
I.	Current account(2)	$(3,230)	$(11,836)	$(16,364)	$(30,469)	$(26,032)	$(17,344)	$(16,567)
	Credits	346,529	399,248	423,510	434,813	453,904	221,648	217,126
	Merchandise exports (f.o.b.)	298,473	349,375	370,770	380,015	397,129	192,629	188,538
	Non-factor services	15,621	16,153	16,817	20,829	21,726	10,613	12,256
	Tourism	11,992	11,869	12,739	13,949	16,208	8,420	9,175
	Others	3,629	4,284	4,078	6,880	5,517	2,193	3,080
	Factor Services	10,812	10,569	13,154	11,320	11,024	6,592	4,017
	Interest	3,388	3,475	2,671	2,391	2,309	1,095	1,166
	Others	7,424	7,094	10,483	8,929	8,715	5,497	2,850
	Transfers	21,623	23,152	22,768	22,649	24,026	11,814	12,316
	Debits	349,759	411,084	439,874	465,282	478,887	237,942	233,693
	Merchandise imports (f.o.b.)	301,482	350,843	370,752	381,210	399,977	192,928	192,590
	Non-factor services	25,565	30,289	30,835	32,328	34,986	16,822	17,270
	Insurance and freight	8,723	10,225	9,726	9,755	11,604	5,635	4,936
	Tourism	7,255	7,832	8,449	9,122	9,606	4,366	4,752
	Others	9,587	12,232	12,661	13,450	13,776	6,821	7,581
	Factor services	22,626	29,774	38,078	50,749	42,813	27,654	23,385
	Interest	14,161	17,688	20,397	23,298	25,337	12,577	12,743
	Others	8,465	12,086	17,680	27,451	17,476	15,077	10,642
	Transfers	86	178	209	995	1,111	538	448
II.	Capital account	45,598	50,985	55,043	65,707	56,525	36,535	23,364
	Liabilities	91,492	61,714	89,082	108,354	85,238	55,442	27,990
	Loans and deposits	45,428	13,075	13,074	42,438	33,188	23,108	9,973
	Development banks	648	(283)	398	426	870	4	1,109
	Commercial banks	29,323	(953)	(3,206)	15,112	8,156	4,161	(5,829)
	U.S. Federal Reserve swap facility	(3,221)	—	—	—	—	—	—
	Non-financial public sector	13,021	5,910	8,397	8,204	15,219	12,528	14,225
	Non-financial private sector	5,657	8,401	7,486	18,696	8,943	6,415	469
	PIDIREGAS(3)	—	—	—	—	—	—	—
	Foreign investment	46,063	48,639	76,008	65,916	52,050	32,335	18,017
	Direct	22,563	23,553	19,492	44,886	24,154	14,946	13,750
	Portfolio	23,500	25,086	56,517	21,030	27,896	17,388	4,267
	Equity securities	373	(6,566)	9,877	(943)	4,833	6,546	3,389
	Debt securities	23,127	31,651	46,640	21,973	23,062	10,843	878
	Assets	(45,893)	(10,728)	(34,039)	(42,647)	(28,713)	(18,908)	(4,626)
III.	Errors and omissions	(19,689)	(10,712)	(17,957)	(17,592)	(13,978)	(7,313)	(6,305)
IV.	Change in net international reserves(4)	22,759	28,879	21,040	13,006	16,717	13,812	(729)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	Since January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Foreign Exchange Policy

The Government directly establishes the quarterly targets for the expansion of net domestic credit. “Net domestic credit” is defined as the variation of the monetary base (currency in circulation plus bank deposits at Banco de México) less the variation of Banco de México’s “net international assets.” “Net international assets” is, in turn, defined as Mexico’s gross international reserves plus its assets with a maturity longer than six months that are derived from its credit agreements with central banks, minus (1) liabilities outstanding to the IMF; and (2) liabilities with a maturity shorter than six months that are derived from credit agreements with central banks.

Mexico’s Foreign Exchange Commission is responsible for establishing its exchange rate policy, as well as its policies for the accumulation of international reserves. This commission is composed of members of the Ministry of Finance and Public Credit and Banco de México.

On March 20, 2003, the Foreign Exchange Commission adopted a mechanism to moderate the rate of Mexico’s accumulation of international reserves through the auctioned sale of U.S. dollars. Under this mechanism, Banco de México would announce, at the beginning of each quarter, the total amount of U.S. dollars to be supplied to the foreign exchange market during that quarter. Effective May 3, 2004, the Foreign Exchange Commission adjusted this sale mechanism; Banco de México would continue to make quarterly announcements, but the total amount announced was divided into four equal portions that would be sold during the subsequent four quarters of that year. However, on July 25, 2008, the Foreign Exchange Commission announced that, effective August 1, 2008, it was suspending its modified auction mechanism indefinitely. This suspension was effected in order to compensate for the decrease in the net international reserves balance caused by the Ministry of Finance and Public Credit’s purchase of U.S. $8 billion from Banco de México. In total, Mexico auctioned U.S. $108 million from February 2007 to July 2008.

Between 2008 and 2014, Mexico periodically held auctions for the sale of U.S. dollars. Auctions occurring since 2014 are described below.

On December 8, 2014, the Foreign Exchange Commission announced that Banco de México would be conducting an auction of U.S. $200 million on each business day. During these auctions, U.S. dollars would be auctioned at a peso/dollar exchange rate that was, at a minimum, 1.5% weaker than the peso/dollar exchange rate on the previous business day. Thus, the daily auctions would result in a sale only when the exchange rate depreciated more than 1.5% against the previous day’s exchange rate. From December 8, 2014 through March 11, 2015, the daily auctions resulted in a sale on only two days, for a total of U.S. $400 million.

On March 11, 2015, the Foreign Exchange Commission announced that, together with the auction announced on December 8, 2014, Banco de México would be conducting an auction of U.S. $52 million on each business day at least until June 8, 2015. Under this additional auction, U.S. dollars would be auctioned without a minimum peso/dollar exchange rate.

On May 22, 2015, the Foreign Exchange Commission announced that Banco de México would extend the timeframe for the auctions announced on December 8, 2014 and March 11, 2015 at least until September 29, 2015.

On July 30, 2015, the Foreign Exchange Commission announced that Banco de México would raise the amount originally announced for the auction without a minimum peso/dollar exchange rate on March 11, 2015 from $52 million to $200 million and that it would conduct this auction on each business day at least until September 30, 2015.

The Foreign Exchange Commission also announced on July 30, 2015 that Banco de México would continue to conduct the auction announced on December 8, 2014 of U.S. $200 million with a minimum price on each business day at least until September 30, 2015. Under these auctions, U.S. dollars would now be auctioned at a peso/dollar exchange rate that was, at a minimum, 1.0% weaker than the peso/dollar exchange rate on the previous business day. Thus, the daily auction would result in a sale only when the exchange rate depreciated more than 1.0% against the previous day’s exchange rate, instead of the 1.5% announced on December 8, 2014. From March 11, 2015 through October 15, 2015, the daily auctions resulted in a sale on only 12 days, for a total amount of U.S. $2.1 billion.

On September 28, 2015, the Foreign Exchange Commission announced that Banco de México would extend the timeframe and continue to conduct the auctions announced on December 8, 2014 and on March 11, 2015, at least until November 30, 2015.

IMF Credit Lines

In December 2010, the Foreign Exchange Commission submitted a request to the IMF for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line to two years and would increase the amount available under the credit line to approximately U.S. $72 billion. On January 10, 2011, the IMF granted this request.

On November 5, 2012, the Foreign Exchange Commission submitted a new request to the IMF for an advanced renewal and amendment of this contingent credit line. This request would extend the term of the credit line another two years and would increase the amount available to approximately U.S. $73 billion. On November 30, 2012, the IMF granted this request.

On November 7, 2014, the Foreign Exchange Commission submitted a new request to the IMF for an advanced renewal and amendment of this contingent credit line. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Following this renewal and amendment, the amount available under the credit line is approximately U.S. $70.0 billion.

As of the date of this report, no amounts have been disbursed under Mexico’s contingent credit line with the IMF.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of dollars)
2010	$113,597	$120,621
2011	142,476	149,242
2012	163,515	167,082
2013	176,522	180,232
2014	193,239	195,714
2015(4)
January	196,011	199,194
February	195,739	198,255
March	195,150	197,797
April	195,340	198,353
May	193,901	196,489
June	192,510	194,338
July	190,759	193,370
August	185,500	187,197
September	180,404	181,962

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.
(4)	Preliminary figures.

Source: Banco de México.

As of December 31, 2013, Banco de México’s international reserves totaled U.S. $176.5 billion, an increase of U.S. $13.0 billion from the amount at December 31, 2012. This was due to, among other things, a deficit in the current account and a surplus in the financial account. The net international assets of Banco de México totaled U.S. $180.2 billion at December 31, 2013, an increase of U.S. $13.2 billion from the amount at December 31, 2012. This was due to, among other things, PEMEX currency purchases and other negative inflows.

At December 31, 2014, Banco de México’s international reserves totaled U.S. $193.2 billion, an increase of U.S. $16.7 billion from the amount at December 31, 2013. This was due to, among other things, a deficit in Banco de México’s current account and a surplus in Banco de México’s financial account. The net international assets of Banco de México totaled U.S. $195.7 billion at December 31, 2014, an increase of U.S. $15.5 billion from the amount at December 31, 2013. This was due to, among other things, PEMEX currency purchases and other negative inflows.

According to preliminary figures, at September 25, 2015, Banco de México’s international reserves totaled U.S. $181.0 billion, a decrease of U.S. $12.2 billion from the amount at December 31, 2014. This was due to auctions conducted by Banco de México for the stated purpose of stabilizing the peso/dollar exchange rate. The net international assets of Banco de México totaled U.S. $182.6 billion at September 25, 2015, a decrease of U.S. $13.1 billion from the amount at December 31, 2014. This was due to auctions conducted by Banco de México to stabilize the peso/dollar exchange rate.

Direct Foreign Investment in Mexico

While the Government recognizes that Mexico competes for foreign investment with many other countries, including China and nations in Eastern and Central Europe, it believes that it will be able to maintain continued access to foreign investment because of the increased competitiveness and productivity of Mexico’s economy.

Foreign Investment Policy

Mexico’s Ley de Inversión Extranjera (Foreign Investment Law) established a legal framework designed to encourage foreign investment in Mexico. This law, which became effective in December 1993, liberalized certain restrictions on foreign investment in Mexico. For example, the Foreign Investment Law permits foreign investors to own 100% of a Mexican company’s capital stock if certain conditions are satisfied. The Foreign Investment Law also sets forth certain economic activities that are reserved exclusively for the Government or for Mexican investors. It also delineates different activities in which foreign investment may not exceed either 10%, 25%, 30% or 49% of the total investment (without the approval of the Foreign Investment Commission).

In addition, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors (provided that certain conditions are satisfied). With the authorization of the Ministry of Economy, Mexican banks may establish investment trusts, with the banks acting as trustees to purchase these securities on behalf of foreign investors. These trusts, in turn, issue the ordinary participation certificates that may be acquired by foreign investors, which only grant economic rights to their holders. Any and all voting rights are exercisable only by the trustee.

Foreign Investment in Mexico

From 2000 to June 30, 2015, total accumulated direct foreign investment in Mexico, excluding any direct foreign investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S. $392.9 billion. These funds, which exclude investments in Mexico-based securities, were allocated to the following sectors of the Mexican economy:

Area	Percentage
Agriculture, Livestock, Fishing and Forestry	0.3%
Business Support Services	1.6%
Commerce	8.3%
Construction	3.6%
Educational Services	0.1%
Electricity and Water	1.3%
Financial Services	17.5%
Health Services	0.0%
Manufacturing	45.9%
Mass Media	4.7%
Mining	5.6%
Other Services	0.2%
Professional Services	2.1%
Real Estate and Rental Services	3.6%
Recreational Services	0.2%
Temporary Accommodations	3.4%
Transportation	1.6%

According to preliminary figures, during 2014, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $52.0 billion, as compared to U.S. $65.9 billion in 2013, and was composed of direct foreign investment (investment in real assets such as land, buildings or plants in Mexico) of U.S. $24.2 billion and net foreign portfolio investment (investment activity that involves the purchase of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad) inflows of U.S. $27.9 billion, as compared to U.S. $44.9 billion and U.S. $21.0 billion in 2013, respectively. These decreases were due to a one-off corporate transaction: the sale by AT&T of its stake in América Móvil, which resulted in a direct foreign investment outflow of U.S $5.5 billion.

According to preliminary figures, during the first six months of 2015, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $18.0 billion, as compared to U.S.$ 32.3 billion during the same period in 2014, and was composed of direct foreign investment of U.S. $13.7 billion and net foreign portfolio investment inflows of U.S. $4.3 billion, as compared to U.S. $14.9 billion and U.S. $17.4 billion during the same period in 2014, respectively. These decreases were due to decreased investment as compared to the extraordinary investment during the same period of 2014.

The following table illustrates direct foreign investment in Mexico as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2010 through December 31, 2014.

Direct Foreign Investment(1)

	Direct Foreign Investment in 2014(2)		Cumulative Total 2010-2014(2)
	(in millions of dollars, except percentages)
United States	$6,764.6	28.0%	$48,447.9	35.1%
Canada	2,782.7	11.5%	12,426.0	9.0%
Brazil	545.8	2.3%	1,639.1	1.2%
Spain	4,418.9	18.3%	11,228.3	8.1%
United Kingdom	254.5	1.1%	1,622.1	1.2%
Germany	1,554.6	6.4%	5,074.6	3.7%
Luxembourg	771.7	3.2%	3,993.0	2.9%
Ireland	7.1	0.0%	307.9	0.2%
Switzerland	329.2	1.4%	2,325.8	1.7%
Japan	1,354.3	5.6%	6,589.3	4.8%
Others	5,370.8	22.2%	44,374.2	32.1%
Total	$24,154.2	100.0%	$138,028.2	100.0%

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes direct foreign investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Subscriptions to International Institutions

Mexico is currently subscribed to the following international institutions:

•	the Caribbean Development Bank (CDB): At December 31, 2014, Mexico had contributed U.S. $5.6 million in ordinary capital to the CDB. Mexico does not receive funds from this institution;

•	the Central American Bank of Economic Integration (CABEI): At December 31, 2014, Mexico’s subscription to the capital of the CABEI was U.S. $306.3 million, all of which $65.1 million has been fully paid;

•	the European Bank for Reconstruction and Development (ERBD): At December 31, 2014, Mexico’s subscription to the capital of the EBRD was €46 million. Of that subscription, €11 million has already been paid; the outstanding balance is callable only if required to meet the EBRD’s capital obligations;

•	the Global Environmental Facility: At March 31, 2015, Mexico’s subscription to the Sixth Replenishment of the Global Environmental Facility (GEF-6) was 13 million Special Drawing Rights (SDR). This amount has been fully paid;

•

the IADB: At December 31, 2014, Mexico’s subscription to the capital of the IADB totaled U.S. $10.3 billion, one of the largest subscriptions of any of the IADB’s Latin American members. Of that subscription, U.S. $379.1 million has already been paid and the balance is callable only if required to meet the IADB’s capital obligations. Excluding any cancellations, the IADB has authorized gross loans to

Mexico totaling U.S. $35.5 billion. A total of U.S. $32.0 billion of this amount has already been disbursed. Mexico, in turn, contributed funds to: (1) the IADB Fund for Special Operations totaling U.S. $346.4 million; and (2) the Inter-American Investment Corporation, an affiliate of the IADB, totaling U.S. $50 million. The latter corporation approved Mexico-based projects totaling U.S. $14.9 million in 2014;

•	the IMF: At August 31, 2015, Mexico’s subscription to the IMF was 3.6 billion SDR. There are currently no purchases or loans outstanding under this subscription;

•	the North American Development Bank: At December 31, 2014, Mexico had subscribed to a total of U.S. $1.5 billion to the capital of the North American Development Bank, of which U.S. $225 million has been fully paid. This bank specializes in funding projects to improve environmental conditions along the Mexico-U.S. border. At June 30, 2015, Mexico received U.S. $1.5 billion from this institution for environment-related projects;

•	the Special Development Fund: At December 31, 2014, Mexico had contributed and fully paid U.S. $22.3 million to the CDB’s Special Development Fund. Mexico does not receive funds from this institution; and

•	the World Bank (including the Asociación Internacional de Fomento (International Development Association) and the Corporación Financiera Internacional (International Finance Corporation)): At June 30, 2015, Mexico’s subscription to the capital of the World Bank was U.S. $2.3 billion. Of that amount, U.S. $139 million has already been paid; the outstanding balance is callable only if required by the World Bank to meet its obligations for borrowed funds or guaranteed loans. At June 30, 2015, excluding any cancellations, the World Bank has in its portfolio authorized gross loans to Mexico totaling U.S. $16.0 billion; a total of U.S. $14.9 billion of this amount has already been disbursed and is outstanding. Mexico, in turn, contributed funds to the International Development Association and the International Finance Corporation, both of which are part of the World Bank Group. At June 30, 2015, Mexico’s contribution to the capital of the International Development Association totaled U.S. $168.3 million and its subscription to the capital of the International Finance Corporation totaled U.S. $30.5 million, all of which has been paid. At June 30, 2015, the International Finance Corporation had authorized credits and made investments in Mexico totaling U.S. $9.6 billion.

Exchange Controls and Foreign Exchange Rates

The Government maintains a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time in order to minimize volatility and ensure an orderly market. The Government also promotes market-based mechanisms for stabilizing the exchange rate, including offering over-the-counter forward and options contracts between banks and their clients in Mexico, as well as authorizing peso futures trading on the Chicago Mercantile Exchange. In addition, Banco de México permits foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on operating banking activities in Mexico).

On December 31, 2012, the peso/dollar exchange rate closed at Ps. 12.9658 = U.S. $1.00, a 7.6% appreciation in dollar terms as compared to the rate on December 31, 2011. During the first half of 2012, the improved condition of the international markets provided some stability to the peso. This also helped reverse some of the peso depreciation experienced during the second half of 2011. However, during the second half of 2012, the peso once again depreciated against the dollar as a result of the volatility in the international financial markets.

On December 31, 2013, the peso/dollar exchange rate closed at Ps. 13.0843 = U.S. $1.00, a 0.9% depreciation in dollar terms as compared to the rate on December 31, 2012. The peso depreciated against the dollar in 2013 mainly as a result of the U.S. economy’s better than expected performance and a decrease in the U.S. Federal Reserve’s asset purchases program that caused volatility in the international financial markets (particularly in emerging economies).

On December 31, 2014, the peso/dollar exchange rate closed at Ps. 14.7414 = U.S. $1.00, a 12.7% depreciation in dollar terms as compared to the rate on December 31, 2013. The peso depreciated against the dollar in 2014 mainly as a result of the U.S. economy’s better than expected performance and a decrease in the U.S. Federal Reserve’s asset purchase program, which caused volatility in the international financial markets (particularly in emerging economies).

During the first nine months of 2015, the average peso/U.S. dollar exchange rate was Ps. 15.7125 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on October 26, 2015 (which took effect on the second business day thereafter) was Ps. 16.5284 = U.S. $1.00.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2010	12.3496	12.6303
2011	13.9476	12.4354
2012	12.9658	13.1613
2013	13.0843	12.7724
2014	14.7414	13.3056
2015
January	14.9885	14.6926
February	14.9553	14.9213
March	15.2647	15.2283
April	15.3714	15.2262
May	15.3815	15.2645
June	15.6854	15.4830
July	16.0772	15.9396
August	16.7829	16.5368
September	16.9053	16.8578

Source: Banco de México.

PUBLIC FINANCE

General

Budget Process

The preparation of Mexico’s annual budget requires the participation and coordination of all Government ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues projected to be received by: (1) the Government; and (2) certain of its agencies and enterprises whose budgets require specific legislative approval during the succeeding fiscal year (budget-controlled agencies). In addition, the various ministries prepare expenditure estimates for their own operations and for all of the budget-controlled agencies under their jurisdiction, using the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. Subsequently, the Ministry of Finance and Public Credit reviews these expenditure requests and prepares the expenditure bill for both the Government and the budget-controlled agencies.

The revenue bill must be presented and passed by both houses of Congress. Upon passage by both houses of Congress, the revenue bill becomes the Ley de Ingresos (Revenue Law), which provides ministries and budget-controlled agencies with the requisite authority for collecting taxes and other revenues, as well as for entering into loan agreements.

In contrast, the expenditure bill only requires the approval of the Chamber of Deputies under the Constitution. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget, or the Expenditure Budget), which authorizes ministries and budget-controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies must, through its Auditoría Superior de la Federación (Senior Audit Office), annually review the Cuenta Pública (Public Account), which sets forth the expenditures made by ministries and budget-controlled agencies during the previous fiscal year. Under the Constitution, expenditures may only be made by ministries or budget-controlled agencies if the expenditures are included in the Expenditure Budget or approved under a law subsequently passed by Congress.

Once enacted, the Revenue Law and the Expenditure Budget jointly constitute Mexico’s annual budget (the Budget).

Treatment of Public Sector Agencies and Enterprises

The Budget includes revenues and expenditures of the Government, its ministries and of the budget-controlled agencies. The information included in this document regarding the overall public sector budget, revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government, its ministries and the budget-controlled agencies, but also that of other public sector agencies and enterprises whose budgets are not subject to legislative approval (administratively-controlled agencies). Administratively-controlled agencies include NAFIN and Bancomext, among others. Administratively-controlled agencies’ budgets are subject to Government review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve any of their borrowings. In some instances, borrowings of budget- and administratively-controlled agencies are guaranteed by Mexico, either by law or pursuant to contractual arrangements.

Methods for Reporting Fiscal Balance

Mexico reports its fiscal balance using the methods described below:

Method	Formula	Notes

Financial Requirements of the Public Sector	Calculated by subtracting income from those expenses that are distinct from net acquisitions of financial assets and liabilities.

This method is used to evaluate fiscal year development and is presented in primary terms, excluding the financial cost of the public sector.

This formula covers the federal public sector but excludes Banco de México. During inflationary periods, the formula can be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

Public Sector Balance	Calculated by subtracting consolidated revenues from those public sector expenditures that are not financial expenditures.

Like the Financial Requirements of the Public Sector method, this method is also an indicator to evaluate fiscal year development and is presented in primary terms, excluding the financial cost of the public sector.

However, this formula only covers the non-financial public sector. Like the Financial Requirements of the Public Sector method, during inflationary periods, the formula can also be corrected by using the inflationary debt component to evaluate inflation’s impact on the economy.

The following charts set forth, pursuant to the principal reporting methods described above, Mexico’s public sector borrowing requirements and the performance of Mexico’s public sector balance as a percentage of GDP for the years indicated. Figures presented in the following tables and throughout this section have been calculated using GDP figures based on constant 2008 pesos.

Note: 2012-2015 figures are preliminary.

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The Government’s economic stabilization strategy is focused on the efficient allocation of public expenditures and on increasing revenues in order to: (1) reduce the poverty rate; and (2) increase the rate of economic growth and employment.

In order to better promote economic growth and employment opportunities, the Government has set forth its principal fiscal policy objectives as follows:

•	reduce the barriers and risks associated with investment in Mexico;

•	improve the ability of Mexican businesses to compete in the global markets; and

•	reduce the costs of goods and services to the consumer.

To achieve these objectives, the Government plans to:

•	strengthen the rule of law and improve public security;

•	simplify the administration of the Mexican tax system and facilitate the consistent application of the various tax laws;

•	improve the efficiency of the public sector through enhanced coordination among government entities and through increased transparency in public spending, thereby permitting increased spending on both social development and infrastructure;

•	continue to develop the Mexican equity and debt markets;

•	improve the pension system for public sector workers;

•	consolidate macroeconomic stability through fiscal discipline, the effective use of petroleum resources, and the use of transparent and efficient budgetary procedures;

•	improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate; and

•	institute trade liberalization policies.

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE), which was announced on December 16, 2013 and approved and published in the Official Gazette of the Federation on May 20, 2013, establishes the Government’s fiscal policy goals. These goals include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE has outlined the following specific objectives:

1.	promote economic development and macroeconomic stability;

2.	improve the financial system to generate additional resources and to transform it into a simpler and more progressive system;

3.	increase spending efficiency to promote growth, development and productivity, while continuing to maintain accountability;

4.	encourage the notion of “fiscal federalism,” so that states and municipalities can also reach and maintain balanced public finances;

5.	foster inclusion, education, competition and transparency in the financial, insurance and pension systems, thereby increasing their accessibility and coverage while retaining effectiveness and reliability; and

6.	extend credit to development banks that facilitate access to financial services in strategic sectors of the economy and that place particular emphasis on the private sector.

2015 Budget

On September 9, 2014, the President of Mexico submitted the proposed 2015 Revenue Law and the proposed 2015 Expenditure Budget to Congress for its approval. The 2015 Revenue Law and the 2015 Expenditure Budget were approved on October 30, 2014 and November 13, 2014, and were published in the Official Gazette of the Federation on November 13, 2014 and December 3, 2014, respectively. We refer to these two bills together as the 2015 Budget.

The 2015 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investments by PEMEX, of (1.0)% of GDP. Including PEMEX’s physical investment program, the 2015 Budget provides for a public sector budget deficit of (3.5)% of GDP. The 2015 Budget contemplates public sector budgetary revenues totaling Ps. 4,003.6 billion, a 1.4% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2014 budget. This is based on an assumed weighted average Mexican crude oil export price of U.S. $82.00 per barrel and an estimated volume of oil exports of 2,400 thousand barrels per day. Oil revenues are estimated at Ps. 1,198.7 billion in nominal pesos, a 7.1% decrease in real terms as compared to the estimated amount for the 2014 Budget. In addition, approved non-oil revenues are Ps. 2,804.9 billion, a 5.6% increase as compared to the estimated amount for the 2014 Budget. Finally, projected non-oil tax revenue also increased by 7.0% in real terms as compared to the amount approved for the 2014 Budget.

Mexico’s 2015 Budget provides for a total of Ps. 4,154.1 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 540.6 billion), a 1.2% increase in real terms as compared to the amount approved in the 2014 Expenditure Budget. Estimated budget expenditures include:

•	Ps. 134.8 billion (3.0% of total budgetary programmable expenditures) on health;

•	Ps. 305.1 billion (6.0% of total budgetary programmable expenditures) on education;

•	Ps. 322.0 billion for the servicing of Government debt, including the servicing of IPAB debt;

•	Ps. 114.5 billion (2.0% of total budgetary programmable expenditures) on social development; and

•	Ps. 68.5 billion for the servicing of CFE and PEMEX debt.

The 2015 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 595.0 billion in nominal pesos, or 26.0% of GDP. The 2015 Budget also authorizes the Government to incur an additional U.S. $6.0 billion in external indebtedness, which includes financing from international financial organizations.

The 2015 Budget also allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2015 Budget. In addition, the 2015 Budget provides that the executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2015 Budget.

The table below sets forth the budgetary results for 2010-2013, as well as the preliminary results for 2014 and the first six months of 2015. It also sets forth the assumptions and targets underlying Mexico’s 2015 Budget.

2010-2014 and First Six Months of 2015 Results; 2015 Budget Assumptions and Targets

	2010 Results(1)	2011 Results(1)	2012 Results(1)	2013 Results(1)	2014 Results(1)	First six months of 2014 Results(1)	First six months of 2015 Results(1)	2015 Budget(2)
Real GDP growth (%)	5.1%	4.0%	4.0%	1.4%	2.1%	1.8%	2.4%	3.7%
Increase in the national consumer price index (%)	4.4%	3.8%	3.6%	4.0%	4.1%	1.1%	(0.1)%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$72.46	$101.13	$101.96	$98.44	$86.00	$94.75	$49.48	$82.00 (3)
Average exchange rate (Ps./$1.00)	12.6	12.4	13.2	12.8	13.3	13.1	15.1	13.0
Average rate on 28-day Cetes (%)	4.4%	4.2%	4.2%	3.8%	3.0%	3.2%	2.9%	3.5%
Public sector balance as % of GDP(4)	(2.8)%	(2.4)%	(2.6)%	(2.3)%	(3.2)%	(1.4)%	(2.0)%	(3.5)%
Primary balance as % of GDP(4)	(0.9)%	(0.6)%	(0.6)%	(0.4)%	(1.1)%	(0.4)%	(0.7)%	n.a.
Current account deficit as % of GDP	(0.5)%	(1.3)%	(1.6)%	(2.4)%	(2.5)%	(1.6)%	(1.9)%	n.a.

n.a. = Not available.

(1)	Preliminary figures.
(2)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2015 and in the Economic Program for 2015. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2015 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2015 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2015 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

On September 8, 2015, the President of Mexico submitted the proposed 2016 Revenue Law and the proposed 2016 Expenditure Budget to Congress for its approval. According to the Federal Law of Budget and Fiscal Accountability, the 2016 Revenue Law must be approved by the Chamber of Deputies no later than October 20, 2015, which approval has been granted as of this date, and by the Senate no later than October 31, 2015. The 2016 Expenditure Budget must be approved by the Chamber of Deputies no later than November 15, 2015.

Revenues and Expenditures

General

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in constant 2008 pesos for the fiscal years 2010-2014 and for the first six months of 2015, as well as budgetary estimates for 2015.

Selected Public Finance Indicators

	2010(1)		As a % of GDP(1)	2011(1)		As a % of GDP(1)	2012(1)		As a % of GDP(1)	2013(1)		As a % of GDP(1)	2014(1)		As a % of GDP(1)	First six months of 2014(1)		As a % of GDP(1)	First six months of 2015(1)		As a % of GDP(1)	2015 Budget(2)		As a % of GDP(2)
	(in billions of constant pesos(3) or percentage of GDP)

1. Budgetary revenues	Ps.	2,960.4	23.2%	Ps.	3,271.1	24.6%	Ps.	3,514.5	25.5%	Ps.	3,800.4	27.3%	Ps.	3,983.1	27.8%	Ps.	1,912.0	14.0%	Ps.	2,048.4	14.7%	Ps.	4,022.1	22.3%

Federal Government		2,080.0	16.3		2,320.2	17.4		2,452.5	17.8		2,703.6	19.4		2.888.1	20.2		1,425.8	10.5		1,582.6	11.4		2,904.0	16.1

Public enterprises and agencies		880.4	6.9		950.8	7.1		1,062.0	7.7		1,096.8	7.9		1,095.0	7.7		486.1	3.6		465.8	3.3		1,118.1	6.2

2. Budgetary expenditures		3,333.9	26.1		3,631.3	27.3		3,920.3	28.4		4,178.3	30.0		4,528.0	31.6		2,167.8	15.9		2,398.5	17.2		4,663.6	25.8

(a) Budgetary primary expenditures (excluding interest payments)		3,078.2	24.1		3,357.4	25.2		3,615.2	26.2		3,863.8	27.7		4,182.1	29.2		1,994.6	14.6		2,188.2	15.7		4,262.1	23.6

Programmable		2,618.9	20.5		2,860.9	21.5		3,102.2	22.5		3,316.6	23.8		3,577.8	25.0		1,670.2	12.3		1,846.8	13.3		3,638.7	20.1

Non-programmable		459.3	3.6		496.4	3.7		513.0	3.7		547.2	3.9		604.3	4.2		324.4	2.4		341.4	2.5		623.4	3.4

(b) Interest payments (budgetary sector)		255.8	2.0		273.9	2.1		305.1	2.2		314.6	2.3		346.0	2.4		173.2	1.3		210.3	1.5		401.5	2.2

3. Budgetary primary balance (1-2(a))		(117.8)	(0.9)		(86.3)	(0.6)		(100.7)	(0.7)		(63.4)	(0.5)		(199.0)	(1.4)		(82.6)	(0.6)		(139.9)	(1.0)		(240.0)	(1.3)

4. Non-budgetary primary balance		4.0	0.0		5.2	0.0		3.2	0.0		3.1	0.0		7.2	0.1		17.6	0.1		9.7	0.1		0.5	0.0

5. Total interest payments (budgetary and non-budgetary)		255.8	2.0		273.9	2.1		305.1	2.2		314.8	2.3		346.3	2.4		173.3	1.3		210.4	1.5		402.0	2.2

6. Statistical discrepancy		(1.0)	(0.0)		1.6	0.0		(0.6)	(0.0)		0.8	0.0		(0.5)	(0.0)		5.2	0.0		(4.5)	(0.0)		n.a.	n.a.

7. Public sector balance (on a cash basis)		(370.5)	(2.9)		(353.5)	(2.7)		(403.2)	(2.9)		(374.2)	(2.7)		(543.1)	(3.8)		(233.1)	(1.7)		(345.0)	(2.5)		(641.5)	(3.5)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2014. Budgetary estimates were converted into constant pesos using the GDP deflator for 2015 estimated as of December 2014. Percentages of GDP were calculated based on budgetary assumptions listed in the immediately preceding table.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 374.2 billion (including physical investment expenditures by PEMEX) during 2013, or 2.7% of GDP, as compared to a deficit of Ps. 403.2 billion in 2012. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 42.9 billion, or 0.3% of GDP, as compared to a Ps. 93.3 billion deficit in 2012.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 60.2 billion during 2013, or 0.4% of GDP, 38.2% lower in nominal terms than the deficit recorded for 2012.

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 543.1 billion (including physical investment expenditures by PEMEX) during 2014, or 3.8% of GDP, as compared to a deficit of Ps. 374.2 billion in 2013. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 186.2 billion, or 1.3% of GDP, as compared to a Ps. 42.9 billion deficit in 2013.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 191.9 billion during 2014, or 1.3% of GDP, 218.6% higher in nominal terms than the deficit recorded for 2013. This decrease was primarily due to a corresponding decrease in the Government’s budgetary balance.

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 345.0 billion (including physical investment expenditures by PEMEX) during the first six months of 2015, or 2.5% of GDP. This deficit was Ps. 233.1 billion for the same period of 2014. The public sector balance registered a deficit of Ps. 146.6 billion (excluding physical investment expenditures by PEMEX) during the first six months of 2015, as compared to a Ps. 52.1 billion deficit registered during the same period of 2014.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 130.2 billion during the first six months of 2015, 100.2% higher in nominal terms than for the first six months of 2014.

Revenues

i.	Budgetary Revenues

The following table illustrates the composition of public sector budgetary revenues for the fiscal years 2010-2014 and for the first six months of 2015, as well as the projected revenues set forth in the 2015 Budget, in constant 2008 pesos.

Public Sector Budgetary Revenues

	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)	First six months of 2014(1)	First six months of 2015(1)	2015 Budget(2)
	(in billions of constant pesos)(3)
Budgetary revenues	2,960.4	3,271.1	3,514.5	3,800.4	3,983.1	1,912.0	2,048.4	4,022.1
Federal government	2,080.0	2,320.2	2,452.5	2,703.6	2,888.1	1,425.8	1,582.6	2,904.0
Taxes	1,260.4	1,294.1	1,314.4	1,561.8	1,807.8	923.9	1,229.0	1,979.0
Income tax	679.6	759.2	803.9	946.7	959.8	515.5	662.5	1,055.7
Value-added tax	504.5	537.1	580.0	556.8	667.1	333.6	346.3	703.8
Excise taxes	4.5	-76.4	-130.1	-7.4	111.6	41.1	180.5	160.0
Import duties	24.5	26.9	27.9	29.3	33.9	15.4	19.7	27.9
Export duties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	47.3	47.3	32.8	36.4	35.3	18.4	18.3	31.6
Non-tax revenue	819.6	1,026.2	1,138.1	1,141.8	1,080.2	501.9	353.6	925.0
Fees and tolls	673.5	885.2	965.9	905.7	825.4	440.3	40.5	70.8
Transfers from the Mexican Petroleum Fund for Stabilization and Development(4)	—	—	—	—	—	—	203.1	713.5
Rents, interest and proceeds of assets sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fines and surcharges	141.9	136.3	166.0	228.1	249.3	58.6	107.3	134.6
Other	4.2	4.7	6.2	8.1	5.6	3.1	2.8	6.1
Public enterprises and agencies	880.4	950.8	1,062.0	1,096.8	1,095.0	486.1	465.8	1,118.1
PEMEX	385.4	395.2	463.1	482.9	440.7	187.5	165.4	439.7
Others	495.0	555.6	598.9	613.9	654.2	298.7	300.4	678.4

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2014. Budgetary estimates for 2015 were converted into constant pesos using the GDP deflator for 2015, estimated as of December 2014.
(3)	Constant pesos with purchasing power as of December 31, 2008.
(4)	No data available prior to 2015. The Mexican Petroleum Fund for Stabilization and Development was created pursuant to the 2013 energy reform.

Source: Ministry of Finance and Public Credit.

Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 23.2% of GDP in 2010 to 27.8% of GDP in 2014.

According to preliminary figures, public sector budgetary revenues increased by 4.8% in nominal terms during 2014, as compared to 2013. In particular, revenues increased or decreased as follows, each in nominal terms and as compared to 2013:

•	crude oil revenues decreased by 9.2%;

•	non-oil tax revenues increased by 15.8% as a result of a 58.4% increase in the IEPS tax (applicable to goods other than diesel and gasoline) and a 19.8% increase in the Value Added Tax);

•	non-oil, non-tax revenues decreased by 5.4%;

•	crude oil prices decreased by 12.6%, from an average price of U.S. $98.44 per barrel in 2013 to an average price of U.S. $86.00 per barrel in 2014; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.6 percentage points, to 11.1%, as compared to approximately 12.7% in 2013.

According to preliminary figures, during the first six months of 2015, public sector budgetary revenues amounted to Ps. 2,048.4 billion in nominal pesos, 7.1% greater in nominal terms as compared to the same period of 2014. During the first six months of 2015, revenues have increased or decreased as follows, each in nominal terms and as compared to the same period of 2014:

•	crude oil revenues decreased by 36.4%;

•	non-oil tax revenues increased by 33.0%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.7 percentage points, to 8.1%, as compared to approximately 9.8% in the same period of 2014.

ii.	Tax Revenues

On December 21, 2013, a fiscal reform decree amending and supplementing certain tax laws was published in the Official Gazette of the Federation. This decree amends the Ley del Impuesto al Valor Agregado (Value Added Tax Law), the IEPS Law and the Ley del Impuestos sobre la Renta (the Income Tax Law, or the ISR Law), and eliminates the Ley del Impuesto Empresarial a Tasa Única (the Corporate Tax Law, or the IETU Law) and the Ley del Impuesto a los Depósitos en Efectivo (Cash Deposit Tax Law, or the IDE Law).

Mexico’s federal tax structure includes both direct taxation, mostly in the form of income taxes, and indirect taxation, mostly in the form of an Impuesto al Valor Agregado (value-added tax or VAT) and excise taxes, such as the IEPS tax. Mexico’s VAT is imposed at a fixed rate of 16%. This rate is applied all over Mexico, eliminating the prior exception for bordering regions where the rate was formerly 11%. The VAT is passed through the manufacturing and distribution chain and is passed along as part of the purchase price to the consumer. Certain goods and services, such as exports, qualify for an exemption or a reduced rate from the VAT. Services provided by the in-bond industry are considered exports for purposes of the VAT, and are therefore exempt from the VAT.

Income is taxed at both the individual and corporate level. The individual income tax is levied at progressive rates. Pursuant to the 2014 fiscal reform, individual income tax is assessed in relation to annual income as described below. Pursuant to Article 9 of the Income Tax Law, the corporate income tax for 2014 was 30%.

Previously, corporations and individuals engaged in business activities were also subject to an asset tax, which was a minimum income tax aimed at reducing tax evasion. This asset tax was later replaced by the IETU Law, a single-rate corporate tax. The IETU Law was eliminated pursuant to the 2014 fiscal reform.

Mexico also imposes withholding taxes for certain qualified interest payments. Withholding taxes from interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 30%.

Withholding taxes on interest payments made to a foreign financial institution are imposed at a rate of 4.9%, provided the financial institution is a resident of a country that is party to a bilateral tax treaty with Mexico for the avoidance of double taxation, among other requirements. If those requirements are not met by a financial institution, the applicable withholding rate is 10%. A 15% withholding rate is imposed on the interest portion of payments made on financial leases.

Each of the states in Mexico also applies a tax on salaries that ranges from 1% to 3%. In addition, employers must contribute an amount equivalent to 5% of payroll to a housing fund and 2% of payroll to an employee retirement fund. A transfer tax applies to the transfer of real estate at rates that range between 2% and 5% of the value of the property. A cash deposit tax, which was formerly assessed at a rate of 3% and applied to the amount of any cash deposits made in a taxpayer’s bank that exceed Ps. 15,000 per month, was eliminated pursuant to the 2014 financial reform.

The 2014 fiscal reform, included, among others, the following features:

•	the 11% VAT rate that applied to transactions conducted along the border was raised to 16%, thereby matching the general VAT rate applicable throughout Mexico;

•	a green tax on the sale of fossil fuels was introduced, amounting to, in certain instances, Ps. 39.80 per ton of carbon-dioxide produced;

•	an excise tax of 8% now applies to items designated as “junk food,” as well as a fee of one peso per liter for the sale and import of sugary drinks; and

•	certain products and services that were previously VAT exempt, such as chewing gum, pets, pet food and certain public passenger transportation services, will now be subject to the VAT at the general rate of 16%.

In addition, as part of this fiscal reform, a new ISR Law was approved which included, among others, the following features:

•	a 30% tax rate applies to individuals with annual incomes up to Ps. 750,000;

•	a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million;

•	a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million;

•	a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million;

•	the régimen de pequeños contribuyentes (small taxpayers regime) and the régimen de consolidación fiscal (tax consolidation regime) were eliminated; and

•	a new incorporation regime for affiliated taxpayers was introduced, applicable only to those individuals who have engaged in business activities involving the sale of goods or the rendering of services that do not require a professional degree or whose annual income does not exceed Ps. 2.0 million.

Since 1990, Mexico has negotiated bilateral tax treaties with various countries to avoid double taxation. The below summarizes the status of these tax treaties:

Countries			Status
Canada	U.S.	Costa Rica	Both tax treaty and sharing information agreements currently in effect

Argentina Australia Austria Bahrain Barbados Belgium Brazil Chile China Colombia Czech Republic Denmark Ecuador Estonia Finland France Germany Greece Guatemala Hong Kong	Hungary Iceland India Indonesia Ireland Israel Italy Japan Kuwait Latvia Lithuania Luxembourg Malta Netherlands New Zealand Norway Panama Peru Poland Portugal	Qatar Romania Russia Singapore Slovakia South Africa South Korea Spain Sweden Switzerland Turkey Ukraine United Arab Emirates United Kingdom Uruguay Venezuela	Tax treaty is currently in effect

Argentina (2nd treaty under negotiation) Egypt Ireland (2nd treaty under negotiation) Jamaica Lebanon Malaysia	Morocco Monaco Nicaragua Oman Pakistan Phillipines Saudi Arabia Slovenia	Marshall Islands Spain (2nd treaty under negotiation) Thailand Vanuatu	Tax treaty or tax information sharing agreement under negotiation

Aruba Bahamas Belize Bermuda Cayman Islands Cook Islands Gibraltar	Guernsey Islands Isle of Man Jersey Islands Liechtenstein Netherlands Antilles St. Lucia Samoa		No tax treaty but the two countries share tax information

Virgin Islands	Turks and Caicos		No tax treaty but the countries share information because of the Convention On Mutual Administrative Assistance In Tax Matters

The following graphs illustrate the composition of tax revenues in 2010 and in 2014.

Composition of Tax Revenues

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

The Government does not have exclusive power to impose certain special taxes as a result of changes made in the tax laws during the 1990s to strengthen the income of the states and their participation in the tax system. Since 1997, local governments have been permitted to impose taxes on lodging services and the possession of new vehicles (in addition to the federal taxes on these items). Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

Since January 1, 2014 and pursuant to the 2014 fiscal reform, notable changes to Mexican tax laws are as follows:

	Modification in rate	Notes
A. Excise Taxes

Alcoholic Beverages	a) Up to 14° GL - 26.5% rather than 25%. b) Up to 20° GL - 53% rather than 50%.

Flavored and energizing beverages	$1 per liter (new)	With the exception of: (1) milk, in any form; (2) oral saline solutions and serum, as well as flavored beverages registered as medications; and (3) beverages sold in restaurants, bars and other similar establishments.

Non-staple foods	8% (new)	Including snacks, candy, chocolate and cocoa derivatives, flans and puddings, sweets made from fruit and vegetables, peanut and hazelnut butters, sweets made from milk, foods prepared with cereals and ice cream, sherbet and popsicles and foods that have a caloric density of 275 kilocalories or more per 100 grams.

Tobacco	VAT of (a) 160% for cigarettes and carved tobacco; and (b) 30.4% for handmade cigarettes and carved tobacco, calculated from the price from wholesaler to retailer	To combat illegal smuggling, a security code is required to be printed on all cigarette packs.

Games and Lotteries	Remained at 30%

Telecommunications	3% (new)	Applies to services provided in Mexico through a public telecommunications network. Public and rural telephone services, interconnection services and internet access telecommunication services are exempt.

B. Value Added Tax

General Tax	16%	Remains at 0% for food and medicine.
Border Area	Increased from 11% to 16%

C. Income Tax

Individuals	35% maximum	A 30% tax rate applies to individuals with annual incomes up to Ps. 750,000; a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million; a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million; a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million.

Corporations	30%	A 30% tax rate applies to corporations.

Tax Consolidation Rules	–	Eliminated pursuant to the 2014 fiscal reform.

Primary Sector	Remained at 21%

D. Tax on cash deposits

Tax on Cash Deposits (IDE)	Eliminated	Eliminated pursuant to the 2014 fiscal reform.

E. Corporate Tax Law (IETU)	Eliminated	Eliminated pursuant to the 2014 fiscal reform.

Expenditures

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2010-2014 and the first six months of 2015, as well as the projected expenditures set forth in the 2015 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, IMSS and ISSSTE.

Public Sector Budgetary Expenditures

	2010	2011	2012	2013	2014(1)	First six months of 2015(1)	2015 Budget(1)(2)(3)
	(in billions of constant pesos(4))

Budgetary expenditures	3,333.9	3,631.3	3,920.3	4,178.3	4,528.0	2,405.3	4,663.6
Current expenditures	2,673.9	2,927.8	3,178.8	3,302.5	3,632.3	1,933.2	3,820.1
Salaries	477.6	519.2	564.5	589.1	633.6	307.7	692.3
Federal Government	196.2	207.0	228.2	229.4	245.4	119.0	279.4
Public agencies	281.4	312.2	336.3	359.6	388.3	188.7	413.0
PEMEX	90.3	99.6	106.6	113.8	122.9	63.3	133.2
CFE	48.3	58.3	65.1	70.7	79.4	40.2	83.1
IMSS	115.8	124.9	133.7	142.5	152.2	69.6	161.9
ISSSTE	27.1	29.4	30.9	32.6	33.8	15.6	34.7
Interest	255.8	273.9	305.1	314.6	346.0	210.3	401.5
Federal Government	216.3	240.5	256.9	270.3	291.8	163.2	333.0
Public agencies	39.5	33.4	48.2	44.3	54.1	47.1	68.5
PEMEX	33.4	25.2	38.4	32.6	42.7	41.0	54.0
CFE	6.0	8.2	9.8	11.7	11.5	6.1	14.5
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	762.0	857.5	931.2	992.5	1,109.5	588.0	1,194.0
Total	1,048.1	1,159.2	1,279.4	1,367.8	1,514.3	831.8	1,593.2
To public sector	286.1	301.7	348.2	375.3	404.8	243.7	399.3
States’ revenue sharing	437.3	477.3	494.3	532.5	584.9	320.0	607.1
Acquisitions	216.6	240.9	266.3	270.4	239.8	100.9	233.1
Federal Government	18.7	21.2	20.3	18.4	19.9	9.8	23.1
Public agencies	197.9	219.7	246.0	252.0	219.8	91.0	210.0
PEMEX	11.9	9.7	10.2	8.8	7.9	4.9	9.1
CFE	138.2	153.1	173.9	183.1	151.5	57.1	133.1
IMSS	35.2	39.1	46.0	44.9	48.0	20.7	51.5
ISSSTE	12.6	17.9	15.9	15.2	12.4	8.3	16.3
Other current expenditures	524.6	559.0	617.5	603.4	718.5	406.2	692.1
Federal Government	151.2	168.6	176.3	149.8	194.7	131.2	172.8
Public agencies	373.4	390.4	441.1	453.6	523.9	275.0	519.3
PEMEX	41.4	34.2	35.4	33.7	45.1	24.4	31.9
CFE	48.6	38.4	51.4	36.7	45.2	24.5	54.5
IMSS	181.2	202.1	227.8	246.6	277.7	132.4	278.5
ISSSTE	102.2	115.7	126.5	136.6	156.0	93.7	154.5
Capital expenditures	660.1	703.5	741.5	875.8	895.7	472.1	874.5
Federal Government	349.3	388.8	387.2	502.5	495.7	256.3	455.4
Public agencies	310.8	314.8	354.3	373.3	400.0	215.8	419.1
PEMEX	266.5	266.0	309.9	331.3	356.9	198.5	366.4
CFE	32.1	36.0	34.1	33.8	40.3	15.5	43.8
IMSS	7.5	8.4	8.1	3.2	2.5	0.6	5.8
ISSSTE	4.6	4.4	2.2	4.9	0.4	1.3	3.2
Payments due in previous years	—	—	—	—	—	—	(31.1)

Note:	Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2014. Budgetary estimates were converted into constant pesos using the GDP deflator for 2015 estimated as of December 2014.
(3)	Figures do not take into account expenditure reductions recently announced by the government on January 30, 2015.
(4)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during 2014, budgetary expenditures increased or decreased as follows, each in nominal terms and as compared to 2013:

•	net public sector budgetary expenditures increased by 8.4%;

•	net public sector budgetary programmable expenditures (excluding physical investment by PEMEX), increased by 7.8%;

•	net paid programmable budgetary expenditures increased by 7.9%;

•	net paid non-programmable budgetary expenditures increased by 10.3%;

•	the financial cost of public sector debt increased by 10.0%; and

•	public sector expenditures on economic and social development increased by 3.3% and 7.9%, respectively.

During 2014, spending on social programs, such as education, public health and social security, accounted for 56.9% of total programmable expenditures. According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 97.8 billion in nominal pesos, as compared to Ps. 89.7 billion in 2013. Expenditures for residential and community development totaled Ps. 256.9 billion in nominal pesos, as compared to Ps. 255.2 billion in 2013.

As of December 31, 2014:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 14.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 5.7 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (Infrastructure Investment Stabilization Fund of Petróleos Mexicanos) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

According to preliminary figures, during the first six months of 2015, net public sector budgetary expenditures increased by 10.6% in real terms as compared to the first six months of 2014. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 10.6% in real terms as compared to the first six months of 2014. During the first six months of 2015, the financial cost of public sector debt increased by 21.4% in real terms as compared to the same period of 2014.

As of June 30, 2015:

•	the Oil Revenues Stabilization Fund totaled Ps. 16.6 million;

•	the Federal Entities Revenue Stabilization Fund totaled Ps. 4.8 million; and

•	the PEMEX Infrastructure Investment Stabilization Fund and the Fund to Support Pension Restructuring were no longer funded.

Health and Labor, Education and Other Social Welfare Expenditures

i.	Health and Labor

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2014 were used on health, social security and education. The Government spent Ps. 1,098.1 billion in nominal pesos (or 30.7% of programmable expenditures) on health and social security and Ps. 624.1 billion in nominal pesos (or 17.4% of programmable expenditures) on education.

The principal social security institutions are the Instituto Mexicano del Seguro Social (IMSS), the ISSSTE and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital-related services, health and maternity insurance and preventive health services. The Government coordinates the activities of various public agencies and organizes a national system of health services in order to provide these services to a larger portion of the population.

ii.	Education

The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all Mexican children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from EFA Global Monitoring Report 2014, published by the United Nations Educational, Scientific and Cultural Organization, approximately 95.0% of the Mexican population that is 15 years of age or older is literate.

The structure of the Mexican educational system is based on the concept of “educational federalism,” with the underlying premise that it is the responsibility of each state to provide for the education of its population.

A Constitutional reform of education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico, and provides federal funding for extended learning hours and the improvement of school-related infrastructure. For further information about this reform, see “The Economy–Legal and Political Reforms.”

iii.	Other

The Government established INFONAVIT in 1972 in order to both improve living conditions for Mexico’s low-income population and provide access to property and housing loans. INFONAVIT is supported by contributions from all Mexican employers, which correspond to approximately 5% of all paid salaries. In 2014, INFONAVIT granted approximately 555,861 loans for the funding of housing purchases, construction and repairs, as compared to the approximately 667,626 loans provided in 2013. For further information regarding INFONAVIT, see “The Economy—Employment and Labor.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency and enterprise outside of the financial sector, its principal business, its percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed by the Government or for which the Government is responsible.

Principal Government Agencies, Productive State-Owned Companies and Enterprises

at December 31, 2014

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets(2)	Contribution or Expense to Primary Balance(2)(3)		Outstanding Guaranteed Debt(2)
			(in millions of dollars)

PEMEX	Production, refining and distribution of crude oil and derivatives	100%	$90,935.0	$2,262.4		$—

CFE	Production and sale of electricity	100	68,604.1	2,932.0		—
Federal Roads and Bridges(4)	Administration of toll highways	100	209.7	0.1	(1)	—
Airports and Auxiliary Services(4)	Airport services	100	1,225.5	35.4		—

(1)	Preliminary figures.
(2)	Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.
(3)	Surplus after Government transfers, less interest payments.
(4)	Primary surplus before transfers to the Tesorería de la Federación (Treasury of the Federation).

Source: Ministry of Finance and Public Credit.

For a discussion on the Government’s privatization program, see “The Economy—The Role of the Government in the Economy; Privatization.”

PUBLIC DEBT

General

“Public sector debt” refers to any short-term debt incurred by the public sector and any long-term debt incurred by: (1) the Government; (2) productive state-owned companies; (3) budget-controlled agencies; and (4) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Government, unless and until the Government is called upon to make a payment under any such guaranty. “Long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date.

All public debt borrowings are authorized or contracted pursuant to Mexico’s Ley General de Deuda Pública (General Law of Public Debt) or to other specific laws (as in the case of productive state-owned companies).

Under the General Law of Public Debt, public borrowing programs contained in the Revenue Law must be submitted annually to Congress for approval. Once this approval is obtained, the executive branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval.

The General Law of Public Debt also requires that the President: (1) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the annual Public Account and when proposing the Revenue Law; and (2) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The General Law of Public Debt specifies that Government ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget-controlled and administratively-controlled agencies may incur external indebtedness, after obtaining the authorization of the Ministry of Finance and Public Credit. Pursuant to the energy secondary legislation reform further described in “Principal Sectors of the Economy—Petroleum and Petrochemicals” and “Principal Sectors of the Economy—Electric Power,” PEMEX and CFE will no longer need to obtain the authorization of the Ministry of Finance and Public Credit in order to incur external indebtedness.

Internal Public Debt

The Government’s “net internal debt” includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2015, indicating monies owed to the Government) and the assets of the Retirement Savings System Fund. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). It also does not include IPAB debt or the debt of budget-controlled or administratively-controlled agencies. At December 31, 2014, all of the Government’s internal debt was denominated in pesos or UDIs and was payable in pesos.

Internal Public Debt Policy

Over the last two decades, the Government has actively sought to increase its average debt maturity date. Accordingly, the Government has issued new debt instruments bearing longer maturities than those previously issued. In doing so, the Government hopes to mitigate any risk associated with the refinancing of its internal public debt. This has had the effect of establishing a long-dated benchmark yield curve (the line that plots interest rates across different contract lengths for bonds having equal credit quality). These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts; (2) peso-denominated securities by Mexican companies; (3) Mexican financial hedging products; and (4) the use of long-term savings in financing long-term investment projects.

As a result of this policy, the average maturity of the Government’s internal debt increased from 7.2 years at December 31, 2010 to 8.1 years at December 31, 2014. As of June 30, 2015, the average maturity of the Government’s internal debt remained at 8.1 years.

The Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets. For example, during the last quarter of 2008 and in response to the global financial crisis, the Government increased the auctioned amount of 182-day Cetes and 364-day Cetes and decreased the auctioned amount of long-term bonds.

The Government currently offers the following types of securities with respect to its internal public debt:

•	28-day, 91-day, 182-day and 364-day Cetes;

•	three-year, 10-year and 30-year UDI-denominated bonds; and

•	three-year, five-year, 10-year, 20-year and 30-year fixed-rate peso-denominated bonds.

Internal Public Debt Levels

The 2014 Budget contemplated a budget deficit of approximately 1.5% of GDP (excluding investments by PEMEX). In order to finance this deficit, the 2014 Budget permitted the Government to issue new internal debt. Specifically, the 2014 Budget authorized the Government to incur up to Ps. 570 billion in additional net internal debt.

At December 31, 2014, the Government’s net internal debt totaled Ps. 4,324.1 billion, an 11.0% increase in nominal terms as compared to Ps. 3,893.9 billion outstanding at December 31, 2013. This debt figure includes the Ps. 161.5 billion liability associated with social security under the ISSSTE Law. This increase was due to the incurrence of new internal indebtedness. The net internal debt of the public sector, on the other hand, totaled Ps. 4,804.3 billion, a 13.6% increase in nominal terms as compared to the Ps. 4,230.9 billion outstanding at December 31, 2013.

At December 31, 2014, the Government’s gross internal debt totaled Ps. 4,546.6 billion, an 11.9% increase in nominal terms as compared to Ps. 4,063.2 billion outstanding at December 31, 2013. Of the total gross internal debt at December 31, 2014, Ps. 520.8 billion represented short-term debt, as compared to Ps. 480.6 billion at the end of 2013, and Ps. 4,025.8 billion represented long-term debt, as compared to Ps. 3,582.6 billion at the end of 2013. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,049.5 billion at December 31, 2014, a 14.5% increase in nominal terms as compared to Ps. 4,408.9 billion outstanding at December 31, 2013.

At December 31, 2014, the Government’s financing costs on its internal debt totaled Ps. 245.4 billion, or 1.4% of GDP, representing a 10.1% nominal increase as compared to its financing costs of Ps. 222.8 billion, or 1.3% of GDP, during the same period of 2013.

The 2015 Budget, in turn, contemplates a budget deficit of approximately 1.0% of GDP (excluding investments by PEMEX). The 2015 Budget permits the Government to issue additional net internal debt in an amount up to Ps. 595 billion.

According to preliminary figures, at June 30, 2015, the Government’s net internal debt totaled Ps. 4,554.5 billion, a 5.3% increase in nominal terms as compared to the Ps. 4,324.1 billion outstanding at December 31, 2014. This debt figure includes the Ps. 151.6 billion liability associated with social security under the ISSSTE Law. The net internal debt of the public sector, on the other hand, totaled Ps. 5,033.9 billion according to preliminary figures, a 4.8% increase in nominal terms as compared to the Ps. 4,804.3 billion outstanding at December 31, 2014.

According to preliminary figures, at June 30, 2015, the Government’s gross internal debt totaled Ps. 4,715.6 billion, a 3.7% increase in nominal terms as compared to Ps. 4,546.6 billion outstanding at December 31,

2014. Of the total gross internal debt at June 30, 2015, Ps. 489.7 billion represented short-term debt, as compared to Ps. 520.8 billion at December 31, 2014, and Ps. 4,226.0 billion represented long-term debt, as compared to Ps. 4,025.8 billion at December 31, 2014. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,252.6 billion at June 30, 2015 according to preliminary figures, a 4.0% increase in nominal terms as compared to the Ps. 5,049.5 billion outstanding at December 31, 2014.

According to preliminary figures, at June 30, 2015, the Government’s financing costs on its internal debt totaled Ps. 127.2 billion, or 0.7% of GDP, representing a 6.7% nominal increase as compared to its financing costs of Ps. 119.2 billion, or 0.7% of GDP, during the same period of 2014.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

			At December 31,
	2010			2011			2012			2013			2014			At June 30, 2014			At June 30, 2015(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%	Ps.	4,073.3	92.8%	Ps.	4,397.7	93.3%
Cetes		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9		659.2	15.0		652.9	13.8
Floating Rate Bonds		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1		225.2	5.1		250.5	5.3
Inflation-Linked Bonds		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2		1,010.6	23.0		1,093.4	23.2
Fixed Rate Bonds		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5		2,173.7	49.5		2,395.3	50.8
STRIPS of Udibonos		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1		4.6	0.1		5.5	0.1
Other(3)		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1		314.5	7.2		317.9	6.7

Total Gross Debt	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%	Ps.	4,387.8	100.0%		4,715.6	100.0%

Net Debt
Financial Assets(4)		(79.4)			(85.6)			(74.2)			(169.3)			(222.5)			(298.2)			(161.1)

Total Net Debt	Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1		Ps.	4,089.5		Ps.	4,554.5

Gross Internal Debt/GDP		20.6%			20.5%			22.1%			24.2%			25.4%			25.9%			26.3%
Net Internal Debt/GDP		20.1%			19.9%			21.6%			23.2%			24.1%			24.1%			25.4%

Note:	Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014, Ps. 157.9 billion at June 30, 2014 and Ps. 151.6 billion at June 30, 2015 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

“External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies and productive state-owned companies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included, unless and until the Government is called upon to make payment under any such guaranty. “External public debt” does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as of June 30, 2015). See “Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.

External Public Debt Policy

Since 1990, the majority of the public sector’s external borrowings have consisted of debt securities placed into the securities market. However, during Mexico’s 1995 financial crisis, official creditors and creditors of multilateral institutions provided Mexico with significant amounts of financing.

The Government’s debt policy during the past several years, combined with the dynamic performance of exports, has reduced interest payments on external public sector debt, which have decreased from 1.69% of total exports in 2010 to 1.64% of total exports in 2014. Public sector external debt financing costs totaled U.S. $6.5 billion in 2014, as compared to U.S. $6.1 billion in 2013, representing a 6.0% increase in nominal terms. Service payments of both principal and interest on public sector external debt constituted 3.01% of GDP in 2014, a 0.4 percentage point increase compared to 2013.

Mexico’s external public debt goals for 2015 are intended to provide the Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also seeks to maintain costs and risks at stable levels. Going forward, Mexico’s public debt policy will continue the practice of relying on local markets as the main source of funding for the Government, which will be supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include:

•	improving the terms and conditions of Mexico’s external liabilities;

•	strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets;

•	strengthening Mexico’s benchmark bonds; and

•	maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

External Public Debt Levels

The 2014 Budget authorized the Government to incur up to U.S. $10.0 billion in additional net external debt, which includes external borrowings incurred from international financial institutions.

At December 31, 2014, outstanding gross public sector external debt totaled U.S. $147.7 billion, an approximate U.S. $13.2 billion increase from the U.S. $134.4 billion outstanding at the end of 2013, due to: (1) an increase in net external indebtedness of U.S. $16.4 billion; and (2) a decrease of U.S. $3.1 billion in the federal public sector’s international assets relating to external debt denominated in other foreign currencies, caused by debt exchange and foreign exchange variation adjustments. Of this amount, U.S. $142.9 billion represented long-term debt and U.S. $4.8 billion represented short-term debt. Net external indebtedness also increased by U.S. $14.3 billion during 2014 due to the incurrence of additional external indebtedness. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 36.2% of nominal GDP, an increase of 2.5 percentage points from the end of 2013.

Of Mexico’s total public debt at December 31, 2014:

•	bondholders held 68.2%;

•	multilateral and bilateral creditors held 21.7%;

•	commercial banks and suppliers held approximately 10.0%; and

•	other creditors held the remaining 0.1%.

The 2015 Budget authorized the Government to incur up to U.S. $6.0 billion in additional net external debt, which includes external borrowings incurred from international financial institutions, as compared to the U.S. $10.0 billion authorized in the 2014 Budget.

According to preliminary figures, at June 30, 2015, outstanding gross public sector external debt totaled U.S. $162.4 billion, an approximate U.S. $14.7 million increase from the U.S. $147.7 billion outstanding at December 31, 2014. Of this amount, U.S. $157.0 billion represented long-term debt and U.S. $5.4 billion represented short-term debt. Net external indebtedness also increased to U.S. $158.6 billion during the first six months of 2015, mainly due to the incurrence of new external indebtedness. Overall, at June 30, 2015, total public debt (gross external debt plus net internal public sector debt) represented approximately 39.8% of nominal GDP, an increase of 3.6 percentage points from December 31, 2014.

According to preliminary figures, of Mexico’s total public debt at June 30, 2015:

•	bondholders held approximately 69.7%;

•	multilateral and bilateral creditors held approximately 19.7%;

•	commercial banks and suppliers held approximately 10.4%; and

•	other creditors held the remaining 0.2%.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Government’s gross external debt, the Government’s net external debt and the Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long-Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2010	U.S.$	56,168	U.S.$	45,536	U.S.$	6,385	U.S.$	108,089	U.S.$	2,339	U.S.$	110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666
At June 30, 2015(3)		82,652		68,978		5,375		157,005		5,352		162,357

By Currency(4)

	At December 31,
	2010			2011			2012			2013			2014			June 30, 2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. Dollars	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,714	81.1%
Japanese Yen		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4		4,903	3.0
Swiss Francs		953	0.9		910	0.8		961	0.8		969	0.7		401	0.3		444	0.3
Pounds Sterling		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,848	1.9		2,873	1.8
Euro		9,421	8.5		9,377	8.1		9,530	7.6		11,489	8.5		13,986	9.5		19,207	11.8
Others		389	0.4		385	0.3		558	0.4		3,443	2.6		3,445	2.3		3,216	2.0

Total	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,357	100.0%

Net External Debt of the Public Sector

	At December 31,
	2010		2011		2012		2013		2014		June 30, 2015(3)
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	158,580.4
Gross External Debt/GDP		9.75%		10.43%		10.09%		10.48%		12.13%		14.21%
Net External Debt/GDP		9.24%		10.18%		9.77%		10.21%		11.97%		13.88%

Note:	Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of June 30, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Gross External Debt of the Federal Government

	At December 31,
	2010			2011			2012			2013			2014			June 30, 2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S. $	62,285	86.3%	U.S. $	65,127	82.9%	U.S. $	66,126	79.9%
Japanese yen		3,756	6.6		3,933	6.4		4,433	6.6		3,643	5.0		3,686	4.7		3,608	4.4
Swiss francs		269	0.5		267	0.4		—	—		—	—		—	—		—	—
Pounds sterling		746	1.3		741	1.2		774	1.1		789	1.1		2,302	2.9		2,322	2.8
Euros		4,537	7.9		4,694	7.7		4,771	7.1		5,447	7.6		7,437	9.5		10,692	12.9
Others		9	0.0		14	0.0		18	0.0		16	0.0		20	0.0		21	0.0

Total	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S. $	72,180	100.0%	U.S. $	78,573	100.0%	U.S.$	82,769	100.0%

Net External Debt of the Federal Government

	At December 31,
	2010		2011		2012		2013		2014		June 30, 2015(3)
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	52,339.0	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	81,069.4
Gross External Debt/GDP		5.05%		5.50%		5.42%		5.63%		6.46%		7.25%
Net External Debt/GDP		4.62%		5.35%		5.30%		5.45%		6.36%		7.10%

Net Debt of the Federal Government

	At December 31,
	2010	2011	2012	2013	2014	June 30, 2015(3)
External Debt	18.72%	21.14%	19.70%	19.01%	20.84%	21.7%
Internal Debt	81.28%	78.86%	80.30%	80.99%	79.16%	78.3%

Recent Securities Offerings

•	On January 21, 2014, Mexico issued U.S. $1.0 billion of its 3.50% Global Notes due 2021 and U.S. $3.0 billion of its 5.55% Global Notes due 2045. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to offer those debt securities for cash consideration, which was financed by a portion of the proceeds from the issuance of the 5.55% Global Notes due 2045. The notes were issued under Mexico’s U.S. $110 billion MTN program.

•	On March 19, 2014, Mexico issued £1.0 billion of its 5.625% Global Notes due 2114. The notes were issued under Mexico’s U.S. $110 billion MTN program.

•	On April 9, 2014, Mexico issued €1.0 billion of its 2.375% Global Notes due 2021 and €1.0 billion of its 3.625% Global Notes due 2029. The notes were issued under Mexico’s U.S. $110 billion MTN program.

•	On July 24, 2014, Mexico issued ¥33.8 billion of notes due 2019, ¥13.9 billion of notes due 2024 and ¥12.3 billion of notes due 2034. These notes were placed in the Japanese public market and bear interest at 0.80%, 1.44% and 2.57%, respectively.

•	On November 25, 2014, Mexico issued U.S. $2.0 billion of its 3.600% Global Notes due 2025. The notes were issued under Mexico’s U.S. $110 billion MTN program.

•	On January 23, 2015, Mexico issued U.S. $1.0 billion of its 3.600% Global Notes due 2025 and U.S. $3.0 billion of its 4.600% Global Notes due 2046. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to tender those debt securities for cash consideration, which was financed by a portion of the proceeds from the issuance of the 4.600% Global Notes due 2045. The notes were issued under Mexico’s U.S. $110 billion MTN program.

•	On March 6, 2015, Mexico issued €1.25 billion of its 1.625% Global Notes due 2024 and €1.25 billion of its 3.000% Global Notes due 2045. The notes were issued under Mexico’s U.S. $110 billion MTN program.

•	On April 15, 2015. Mexico issued €1.5 billion of its 4.000% Global Notes due 2115. The notes were issued under Mexico’s U.S. $110 billion MTN program.

Amortization Schedule of Total Public Sector External Debt(1)

		Outstanding as of December 31, 2014(2)	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Other Years	Total

A.	Private Creditors(3)	110,242	9,525	4,721	7,375	4,648	8,178	7,222	6,589	6,355	8,576	3,774	4,269	1,540	337	9	37,127	110,242
	Capital Markets (Bonds)	100,708	2,705	3,398	6,072	4,609	8,129	7,222	6,589	6,355	8,576	3,774	4,269	1,540	337	9	37,127	100,708
	Commercial Banks	9,534	6,820	1,323	1,303	39	49	0	0	0	0	0	0	0	0	0	0	9,534
	Direct	4,867	4,767	20	20	10	49	0	0	0	0	0	0	0	0	0	0	4,867
	Syndicated	4,667	2,053	1,303	1,283	29	0	0	0	0	0	0	0	0	0	0	0	4,667

B.	Multilateral Creditors	28,186	855	913	928	1,487	865	847	2,591	1,006	1,998	1,699	3,738	2,190	2,893	2,316	3,861	28,186
	IADB	13,208	517	595	611	619	616	632	666	641	957	1,101	1,785	591	576	570	2,734	13,208
	World Bank	14,978	339	318	317	868	249	215	1,926	365	1,042	598	1,953	1,598	2,317	1,746	1,127	14,978

C.	External Trade	9,045	1,745	1,497	1,440	1,296	894	622	393	224	99	89	43	146	388	25	145	9,045
	Eximbanks	3,819	392	563	639	642	360	216	120	65	46	41	30	146	388	25	145	3,819
	Commercial Banks(4)	4,431	1,228	809	677	530	423	325	207	123	50	48	13	0	0	0	0	4,431
	Suppliers	795	125	125	124	124	111	81	66	36	3	0	0	0	0	0	0	795

D.	Other(5)	193	193	0	0	0	0	0	0	0	0	0	0	0	0	0	0	193

Public Sector Total		147,666	12,318	7,131	9,742	7,431	9,937	8,691	9,573	7,584	10,673	5,561	8,049	3,875	3,618	2,350	41,133	147,666

Note:	Numbers may not total due to rounding.

(1)	The external debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public debt in this table does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of August 30, 2015), (b) external borrowings by the public sector after June 30, 2015, or (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.
(2)	Preliminary figures.
(3)	Excludes foreign trade and restructured debt.
(4)	Includes foreign trade lines, revolving credits and other short-term credits.
(5)	Refers to changes in direct debt related to certain long-term infrastructure-related projects (PIDIREGAS).

Source: Ministry of Finance and Public Credit.

External Debt Restructuring and Debt Service Reduction Transactions

Debt Refinancing in the 1980s

In August 1982, Mexico requested and received from its major commercial bank creditors 90-day rollovers of principal payments on most of its external public sector debt and bilateral credits. Mexico did not make any similar requests to its other creditors, including bondholders and multilateral financial institutions (primarily consisting of the World Bank, the IMF and the IADB). Since August 1982, Mexico has not restructured any of its bond debt or its debt owed to multilateral institutions.

Between 1982 and 1987, Mexico and its commercial bank creditors concluded three separate debt restructurings and “new money” exercises. In connection with these restructurings, both parties agreed to: (1) extend the maturities of certain portions of Mexico’s then-outstanding external public sector debt; and (2) in some cases, alter the interest rates and currencies applicable to the restructured debt. In connection with each of these restructurings (and in connection with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending the finalization of documentation relating to each restructuring.

During this period, Mexico entered into various agreements with the Paris Club, an informal group of financial officials from 19 countries, to reschedule loan payments made or guaranteed by bilateral creditors to the Mexican public sector. Mexico also received support from its multilateral creditors in the form of structural adjustment and project loans, as well as standby facilities, from the World Bank and the IADB and was able to extend its fund arrangements and contingency facilities with the IMF.

The 1989-1992 Financing Package

The 1989-1992 Financing Package for Mexico, which was implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (Par Bonds) that, in the case of bonds denominated in dollars, bore interest at the fixed-rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (Discount Bonds) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. The Par Bonds and the Discount Bonds were collectively known as Brady Bonds. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. Of the approximately U.S. $48.0 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43.0 billion participated in the principal and interest reduction options; approximately U.S. $21.0 billion of this debt was exchanged for Discount Bonds with the balance exchanged for Par Bonds. As a result of the 1989-1992 Financing Package, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7.0 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1.0 billion in new credits over four years.

As a result of the Government’s external debt reduction initiatives discussed below, Mexico completed the redemption of all of its outstanding Brady Bonds on July 28, 2003.

The Discount Bonds and Par Bonds were issued with 17 series of value recovery rights, which provided for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Eleven series of value recovery rights were cancelled together with the corresponding Brady Bonds. Six series of value recovery rights were separated from the corresponding Brady Bonds prior to their cancellation and traded independently. These series represented contingent payment obligations payable through June 30, 2008. On June 30, 2008, Mexico paid the final payment due on the Series F value recovery rights, which expired on that date and was the last series of value recovery rights outstanding. No further payments will be due on the value recovery rights.

Debt Reduction Initiatives

In addition to Mexico’s strong commitment to working closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been and continues to be one of Mexico’s main goals. In mid-1986, Mexico began authorizing the conversion of debt into equity investments as a means of reducing its stock of external obligations. The total value of Mexico’s debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.5 billion in 1987. In 1987, this program was suspended in order to evaluate its impact on the economy.

In March 1990, Mexico introduced a new debt-equity swap program that was implemented through two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of these conversions could only be used to acquire public sector assets that were being privatized and to finance infrastructure projects. Pursuant to these swaps, a total of U.S. $3.5 billion of conversion rights was awarded in the auctions at a 52% discount in the nominal value of the eligible debt to be converted. Only approximately one-third of these rights (which expired in April 1992) were exercised. This was because Mexico’s debt generally traded well above the 52% discount offered following the issuance of these rights. From 1989 through October 6, 2005, the date on which this debt-equity swap program ended, the Government acquired approximately U.S. $1.4 billion of debt in exchange for peso deposits in the corresponding principal amount to be used to finance approved social projects undertaken by non-profit organizations including education, environmental, housing and public works projects.

Mexico has also engaged in debt-for-debt exchanges in order to reduce its total outstanding debt. Under these debt-for-debt exchanges, Mexico was able to refinance its existing debt by replacing it with new debt. For example, under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3%. This was accomplished through the issuance of 20-year collateralized bonds offered to Mexico’s bank creditors via auctions. Mexico redeemed all of those outstanding collateralized bonds at par value in March 1997. In the third quarter of 1991, Mexico also issued U.S. $1.2 billion of 10-year floating rate notes in exchange for the cancellation of U.S. $1.2 billion of deposits held by: (1) international commercial banks with foreign branches; and (2) agencies of Mexican banks. Virtually all of these notes were offered at par value in payment for the shares of Mexican commercial banks that were privatized in 1991 and 1992.

In 1992, the Government was also able to cancel U.S. $7.2 billion of its external debt acquired through various means, including: (1) the exercise of the conversion rights described above; (2) exchanges of debt to fund social projects; and (3) various debt-for-debt exchanges and cash purchases during 1990-1992.

In May 1996, the Government issued U.S. $1.8 billion in 30-year bonds in exchange for the cancellation of U.S. $2.1 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306.0 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all holders of those bonds. The price at which the bonds were exchanged was determined via a modified Dutch auction.

Since May 1996, Mexico has continued to conduct periodic ordinary course liability management transactions for the reduction of its total outstanding debt. Since January 1, 2014, the Government’s liability management transactions include:

January 2014	Tender offer pursuant to which the holders of five series of Mexico’s U.S. dollar-denominated external bonds maturing in 2026, 2031, 2033, 2034 and 2040 were invited to submit offers to sell their bonds to Mexico for cash. Pursuant to the tender offer, approximately U.S. $2.8 billion of outstanding bonds were canceled. A portion of the proceeds of Mexico’s offering of U.S. $3.0 billion of 5.55% Global Notes due 2045 was used to finance the tender offer. A summary of the tender offer results follows.

Old Notes Series	CUSIP	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
11.500% Global Bonds due 2026	593048AX9	U.S. $	7.0 million	U.S. $	321.0 million
8.300% Global Notes due 2031	91086QAG3	U.S. $	160.1 million	U.S. $	1,166.9 million
7.500% Global Notes due 2033	91086QAN8	U.S. $	230.6 million	U.S. $	783.4 million
6.750% Global Notes due 2034	91086QAS7	U.S. $	786.6 million	U.S. $	2,053.4 million
6.050% Global Notes due 2040	91086QAV0	U.S. $	1,569.1 million	U.S. $	2,638.9 million

January 2015	Tender offer pursuant to which the holders of ten series of Mexico’s U.S. dollar-denominated external bonds maturing in 2016, 2017, 2019, 2020, 2022, 2026, 2031, 2033, 2034 and 2040 were invited to submit offers to sell their bonds to Mexico for cash. Pursuant to the tender offer, approximately U.S. $1.6 billion of outstanding bonds were canceled. A portion of the proceeds of Mexico’s offering of U.S. $1.0 billion of 3.600% Global Notes due 2025 and U.S. $3.0 billion of 4.600% Global Notes due 2046 was used to finance the tender offer. A summary of the tender offer results follows.

Old Notes Series	CUSIP	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
11.375% Global Bonds due 2016	593048BA8		N/A	U.S. $	1,585.7 million
5.625% Global Notes due 2017	91086QAU2	U.S. $	77.9 million	U.S. $	2,760.6 million
5.950% Global Notes due 2019	91086QAW8	U.S. $	286.7 million	U.S. $	1,643.5 million
5.125% Global Notes due 2020	91086QAY4	U.S. $	79.9 million	U.S. $	1,922.8 million
8.00% Global Notes due 2022	91086QAJ7		N/A	U.S. $	611.2 million
11.500% Global Bonds due 2026	593048AX9		N/A	U.S. $	321.0 million
8.300% Global Notes due 2031	91086QAG3	U.S. $	21.3 million	U.S. $	1,158.0 million
7.500% Global Notes due 2033	91086QAN8	U.S. $	36.1 million	U.S. $	787.4 million
6.750% Global Notes due 2034	91086QAS7	U.S. $	505.7 million	U.S. $	1,806.7 million
6.050% Global Notes due 2040	91086QAV0	U.S. $	588.8 million	U.S. $	3,317.4 million

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See “—External Debt Restructuring and Debt Service Reduction Transactions” above.

TABLES AND SUPPLEMENTARY INFORMATION

PUBLIC DEBT OF THE GOVERNMENT

A. DIRECT DEBT OF THE GOVERNMENT

Table I. Floating Internal Debt at June 30, 2015

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)
Short-term Treasury Certificates (Cetes)	Various	Various	Ps.	652,929.5	None

Total Floating Internal Debt			Ps.	491,805.5

Table II. Funded Internal Debt at June 30, 2015

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)
Fixed-Rate Bonds	Fixed	Various	Ps.	2,395,317.5	None
Development Bonds (Bondes D)	Various	Various		250,520.4	None
UDI-denominated Development Bonds (UDI bonds)	Various	Various		1,093,444.9	None
STRIPS of UDI bonds	Various	Various		5,515.0	None
Retirement Saving System Fund (Fondo de Ahorro/SAR)	Various	Various		102,661.7	None
Others(1)	Various	Various		215,216.5	None

Total Funded Internal Debt			Ps.	4,062,676.0

(1)	Includes Ps. 151,591.5 billion of liabilities associated with social security under the ISSSTE Law. See “The Economy—Employment and Labor.”

Table III. Net Internal Debt at June 30, 2015 (payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)
Total Floating Internal Debt			Ps.	491,805.5
Total Funded Internal Debt				4,062,676.0

Total Net Internal Debt			Ps.	4,554,481.5

Table IV. Funded External Debt at June 30, 2015

Bond Issues at June 30, 2015

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding(2)	Principal Amount in USD
					(in thousands)

11.50% Global Bonds due 2026	11.500%	May. 1996	May. 2026	USD	1,750,000	320,945	320,945
11.375% Global Bonds due 2016	11.375%	Sep. 1996	Sep. 2016	USD	1,000,000	1,585,706	1,585,706
Notes due 2017	11.000%	May. 1997	May. 2017	LRA/€	500,000,000	170,914	287,847
Notes due 2019	8.125%	Mar. 2001	Dec. 2019	USD	3,300,000	1,343,671	1,343,671
Notes due 2031	8.300%	Aug. 2001	Aug. 2031	USD	1,500,000	1,158,044	1,158,044
Notes due 2022	8.000%	Sep. 2002	Sep. 2022	USD	1,750,000	611,193	611,193
Notes due 2033	7.500%	Apr. 2003	Apr. 2033	USD	1,000,000	787,361	787,361
Notes due 2024	6.750%	Feb. 2004	Feb. 2024	STG	500,000	749,528	1,177,658
Notes due 2034	6.750%	Sep. 2004	Sep. 2034	USD	1,500,000	1,806,712	1,806,712
Notes due 2020	5.500%	Nov. 2004	Feb. 2020		€750,000	398,988	444,752
Notes due 2017	5.625%	Mar. 2006	Jan. 2017	USD	3,000,000	2,760,633	2,760,633
Notes due 2040	6.050%	Jan. 2008	Jan. 2040	USD	1,500,000	3,317,358	3,317,358
Notes due 2019	5.950%	Dec. 2008	Mar. 2019	USD	2,000,000	1,643,518	1,643,518
Notes due 2019	2.220%	Dec. 2009	Dec. 2019		¥150,000,000	150,000,000	1,224,490
Notes due 2020	5.125%	Jan. 2010	Jan. 2020	USD	1,000,000	1,922,811	1,922,811
Notes due 2017	4.250%	Jul. 2010	Jul. 2017		€850,000	639,182	712,496
Notes due 2020	1.510%	Oct. 2010	Oct. 2020		¥150,000,000	150,000,000	1,224,490
Notes due 2110	5.750%	Oct. 2010	Oct. 2110	USD	1,000,000	2,677,994	2,677,994
Notes due 2022	3.625%	Jan. 2012	Mar. 2022	USD	2,000,000	2,559,254	2,559,254
Notes due 2044	4.750%	Mar. 2012	Mar. 2044	USD	2,000,000	4,463,324	4,463,324
Notes due 2017	1.560%	Jun. 2012	Jun. 2017		¥30,000,000	30,000,000	244,898
Notes due 2023	2.750%	Apr. 2013	Apr. 2023		€1,600,000	1,600,000	1,783,520
Notes due 2016	1.160%	Aug. 2013	Aug. 2016		¥48,600,000	48,600,000	396,735
Notes due 2018	1.390%	Aug. 2013	Aug. 2018		¥15,000,000	15,000,000	122,449
Notes due 2019	1.540%	Aug. 2013	Aug. 2019		¥17,000,000	17,000,000	138,776
Notes due 2023	4.000%	Oct. 2013	Oct. 2023	USD	3,900,000	3,900,000	3,900,000
Notes due 2021	3.500%	Jan. 2014	Jan. 2021	USD	1,000,000	1,000,000	1,000,000
Notes due 2045	5.550%	Jan. 2014	Jan. 2045	USD	3,000,000	3,000,000	3,000,000
Notes due 2114	5.625%	Mar. 2014	Mar. 2114	STG	1,000,000	1,000,000	1,571,200
Notes due 2021	2.375%	Apr. 2014	Apr. 2021		€1,000,000	1,000,000	1,114,700
Notes due 2029	3.625%	Apr. 2014	Apr. 2029		€1,000,000	1,000,000	1,114,700
Notes due 2019	0.800%	Jul. 2014	Jul. 2019		¥33,800,000	33,800,000	275,918
Notes due 2024	1.440%	Jul. 2014	Jul. 2024		¥13,900,000	13,900,000	113,469
Notes due 2034	2.570%	Jul. 2014	Jul. 2034		¥12,300,000	12,300,000	100,408
Notes due 2025	3.600%	Nov. 2014	Jan. 2025	USD	3,000,000	3,000,000	3,000,000
Notes due 2046	4.600%	Jan. 2015	Jan. 2046	USD	3,000,000	3,000,000	3,000,000
Notes due 2024	1.625%	Mar. 2015	Mar. 2024		€1,250,000	1,250,000	1,393,375
Notes due 2045	3.000%	Mar. 2015	Mar. 2045		€1,250,000	1,250,000	1,393,375
Notes due 2115	4.000%	Apr. 2015	Mar. 2115		€1,500,000	1,500,000	1,672,050

Loans from Multilateral Organizations

at June 30, 2015

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Principal Amount Outstanding(3)	Remarks
					(in thousands of dollars)
Loans from the World Bank and the IADB	Fixed from 0.25 to 5.245 and some variable	Various	Various	C$, Special Drawing Rights, USD, €	$23,912,746		(4)(5)

Loans from Bilateral Organizations

at June 30, 2015

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands of dollars)
Various	Various	Various	Various	USD, ¥, €	$2,314,267	$1,907,362
Total Funded External Debt						$82,651,654		(6)

(1)	The currencies are defined as follows: C$, Canadian dollar; CHF, Swiss franc; LRA, Italian lira; STG, Pound sterling; SDR, Special Drawing Rights; USD, United States dollar; ¥, Japanese yen; and €, Euro.
(2)	Includes reopenings and liability management transactions.
(3)	Includes revaluation because of changes in parity of foreign currencies.
(4)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.
(5)	The direct obligors in respect of U.S. $62,849,000 of these loans are Banobras (U.S. $21,922,000), NAFIN (U.S. $7,234,000) and Sociedad Hipotecaria Federal (U.S. $33,693,000), acting in their capacities as financing agents for the Government. The Government is the direct borrower of the remainder of these loans (U.S. $23,849,897,000). The outstanding amount of the portion of these loans as to which the Government is not the direct obligor is not included in the total of this Table IV, but rather is included in Table VI.
(6)	This total is expressed in U.S. dollars and differs from the total of all items because some items are expressed in other currencies.

B. EXTERNAL DEBT OF BUDGET CONTROLLED AGENCIES AND OTHER PUBLIC SECTOR EXTERNAL DEBT

Table V. External Debt of Budget Controlled Agencies at June 30, 2015

(payable in foreign currencies)

Borrower	Principal Amount Outstanding	Amount Having an Original Maturity of Less than One Year
	(in millions of dollars)

CFE	$6,283.7	$87.9
PEMEX	62,782.6	—

Total External Debt of Budget Controlled Agencies	$69,066.3	$87.9

Table VI. Other Public Sector External Debt at June 30, 2015(1)

(payable in foreign currencies)

Borrower	Principal Amount Outstanding	Amount Having an Original Maturity of Less than One Year
	(in millions of dollars)

Financial Sector	$10,638.9	$5,263.7
NAFIN	2,654.7	2,113.7
Banobras	1,741.7	100.0
Bancomext	3,247.3	3,050.0
SHF	2,605.6	0.0
Financiera Rural	348.0	0.0
Bansefi	41.6	0.0

Total	$10,638.9	$5,263.7

(1)	This table includes the national development banks’ and certain commercial banks’ debt that is guaranteed by Mexico, as well as other public sector debt registered with the Dirección de Deuda Pública (Management Office of Public Debt). It does not include the debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the Government is called upon to make a payment under these guarantees.